As filed with the Securities and Exchange Commission on August 11, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

CONDOR HOSPITALITY TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

4800 Montgomery Lane, Suite 220

Bethesda, MD 20814

(402) 371-2520

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jonathan J. Gantt

Senior Vice President and Chief Financial Officer

4800 Montgomery Lane, Suite 220

Bethesda, MD 20814

(402) 371-2520

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

David L. Hefflinger

Guy Lawson

McGrath North Mullin & Kratz, PC LLO

Suite 3700 First National Tower

1601 Dodge Street

Omaha, NE 68102

Fax: (402) 341-0216

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

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If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$75,000,000	$7,553

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the offering price of the common stock that may be purchased by the underwriters upon exercise of their overallotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor is it a solicitation of an offer to buy these securities in any jurisdiction where an offer or sale thereof is not permitted.

Subject to Completion

Preliminary Prospectus, dated August 11, 2016

PROSPECTUS

Shares

Common Stock

This is a public offering of the common stock of Condor Hospitality Trust, Inc. We are offering         shares of our common stock. Our common stock is listed on the Nasdaq Global Market under the symbol “CDOR”. On August 10, 2016, the last reported sale price of our common stock was $1.91 per share. We currently expect the public offering price to be between $             and $             per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 25 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting (Conflicts of Interest)” for a detailed description of compensation payable to the underwriters.

The underwriters may purchase up to an additional         shares of our common stock at the public offering price, less the underwriting discount, to cover overallotments, if any.

To assist us in qualifying as a real estate investment trust for federal income tax purposes, among other reasons, our articles of incorporation generally prohibits any person from directly or indirectly owning more than 9.9% in number of shares of any class or series of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2016.

The date of this prospectus is August     , 2016

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you, including any information incorporated by reference herein. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus, any free writing prospectus prepared by us and the documents incorporated by reference herein is current as of their respective dates or on the date or dates specified in those documents. Our business, financial condition, results of operations and prospectus may have changed since those dates.

Within this prospectus, we reference information and statistics regarding various industries and sectors. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. CBRE Hotels (formerly known as PKF Hospitality Research, LLC), or CBRE, is the primary source for third-party market data and industry statistics and forecasts, respectively, included in this prospectus. Nothing in the CBRE data should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them.

This prospectus, including the documents incorporated by reference herein, contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us. None of these trademark owners, their parents, subsidiaries or affiliates or any of their respective officers, directors, members, managers, stockholders, owners, agents or employees is an issuer or underwriter of the securities being offered hereby, plays (or will play) any role in the offer or sale of our securities or has any responsibility for the creation or contents of this prospectus, including the documents incorporated by reference herein. In addition, none of the trademark owners has or will have any liability or responsibility whatsoever arising out of or related to the sale or offer of the securities being offered hereby, including any liability or responsibility for any financial statements, projections or other financial information or other information incorporated by reference in this prospectus or otherwise disseminated in connection with the offer or sale of the securities offered by this prospectus.

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SUMMARY

This summary highlights some of the information contained elsewhere in or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus and the information we have incorporated by reference carefully, including “Risk Factors” beginning on 25 of this prospectus and in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, or the Form 10-K, which has been incorporated by reference into this prospectus. See “Incorporation by Reference.”

References to “we,” “our,” “us,” “our company” or “the Company” refer to Condor Hospitality Trust, Inc., a Maryland corporation, including, as the context requires, its direct and indirect subsidiaries. References to “our operating partnership” refer to Supertel Limited Partnership, a Virginia limited partnership, including, as the context requires, its direct and indirect subsidiaries. We currently own, indirectly, a 97.9% general partnership interest in Supertel Limited Partnership. Unless otherwise indicated, the information in this prospectus assumes that (i) the underwriters’ overallotment option is not exercised and (ii) the common stock to be sold in this offering is sold at $             per share, which is the mid-point of the price range set forth on the front cover of this prospectus.

Our Company

We are a self-administered hotel investment company that specializes in the investment and ownership of premium-branded, upper-midscale and upscale select-service hotels. We currently own 30 hotels in 15 states. We are organized and conduct our operations to qualify as a real estate investment trust, or REIT, for federal income tax purposes.

Since 2008, we have engaged in an ongoing strategy to reduce our ownership of midscale and economy hotels and to opportunistically acquire and invest in upper-midscale and upscale select-service hotel properties located primarily in major secondary markets, which we define as the 21st through 60th largest U.S. lodging markets by room count as published by CBRE. We believe we face less institutional competition for acquisitions in these markets and can acquire properties at higher capitalization rates than in the larger U.S. markets. Since January 1, 2009, we have made significant progress in implementing our investment strategy by selling 97 midscale and economy hotels that no longer fit our investment strategy for combined sales prices of approximately $192.7 million and the repositioning of our portfolio to upscale select-service hotels is nearing completion. Since October 1, 2015, we have acquired or have under contract to acquire four hotels with 632 rooms, aggregating approximately $86 million in gross purchase price, that are consistent with our current investment strategy. Each of these acquisitions serves as a blueprint for the types of hotels that we intend to acquire in the future. Moreover, we have an active pipeline of acquisition opportunities that we intend to fund with proceeds from our ongoing disposition of our legacy hotels and the net proceeds from this offering.

In addition to recycling capital from the sale of hotel assets that no longer fit our investment strategy, in March 2016, we raised $30 million from an affiliate of The StepStone Group LP, or StepStone, in a private placement of 3.0 million shares of our 6.25% Series D Cumulative Convertible Preferred Stock, or the Series D Preferred Stock. We used a portion of the proceeds to fully redeem our 8.00% Series A Cumulative Preferred Stock, or the Series A Preferred Stock, and 10.00% Series B Cumulative Preferred Stock, or Series B Preferred Stock. As part of the transaction, Real Estate Strategies L.P., or RES, whose majority limited partner is a wholly-owned company of IRSA Inversiones y Representaciones Sociedad Anónima, or IRSA, the sole holder of our previously outstanding 6.25% Series C Cumulative Preferred Stock, or the Series C Preferred Stock, agreed to convert the Series C Preferred Stock into Series D Preferred Stock, resulting in only one series of currently outstanding Series D Preferred Stock. As a result of our improved balance sheet and available liquidity, over the past year we have been able to actively seek and acquire hotels consistent with our investment strategy.

The hotels we intend to acquire operate under premium franchise brands, such as those brands that are owned by Marriott International, Inc., or Marriott, Hilton Worldwide Holdings Inc., or Hilton, InterContinental Hotels Group Plc, or IHG, Hyatt Hotels Corporation, or Hyatt, Starwood Hotels & Resorts Worldwide, Inc., or Starwood, and Choice Hotels International, Inc., or Choice, which we refer to collectively as our Targeted Brands. The chart below shows the targeted franchise flags of our Targeted Brands.

Targeted Brands
	Marriott	Hilton	IHG	Hyatt	Starwood	Choice
Targeted Flags	• Courtyard® • Residence Inn® • SpringHill Suites® • Fairfield Inn® • TownePlace Suites® • AC Hotels®	• Hampton Inn® • Hampton Inn & Suites® • Homewood Suites® • Embassy Suites® • Home2 Suites® • Hilton Garden Inn®	• Hotel Indigo® • Holiday Inn Express® • EVEN® • Staybridge Suites®	• Hyatt Place® • Hyatt House®	• aloft® • element®	• Cambria Suites®

While many of our publicly traded hotel REIT peers focus on primary markets, full-service hotels or both, we believe we can deliver attractive risk-adjusted returns to shareholders by acquiring premium-branded select-service hotels in major secondary markets. Based on actual and projected market statistics, we believe these markets have and will continue to exhibit strong economic, job and population growth with limited near-term supply exposure. Despite their positive market dynamics, we believe our hotel REIT peers and other institutional buyers do not focus on select-service hotels in these secondary markets.

We have established an executive team and board of directors that is committed to further repositioning our portfolio and improving operating performance. J. William Blackham, President and Chief Executive Officer, formerly served as President and Chief Executive Officer of Eagle Hospitality Properties Trust, Inc., or Eagle, from its initial public offering in October 2004 to Eagle’s sale to an affiliate of Apollo Global Management in August 2007. Drawing on his experience with Eagle, Mr. Blackham has assembled an accomplished executive team to oversee our new strategy. Additional members of our executive team are: Jonathan Gantt, Senior Vice President and Chief Financial Officer, Jeffrey W. Dougan, Senior Vice President and Chief Operating Officer, and Arinn Cavey, Chief Accounting Officer.

Our new strategy prescribes an ongoing, four-pronged business plan:

•	continue the disposition of our remaining non-core properties in individual or small portfolio transactions over the next two years so as to seek to maximize sales prices and cash flow;

•	identify and acquire upper-midscale and upscale select-service properties in major secondary markets, primarily through longstanding relationships in off-market transactions;

•	improve our balance sheet and liquidity profile; and

•	implement operational enhancements at each property in order to achieve optimal economic efficiency.

We have improved our balance sheet and liquidity profile through sales of non-core hotel sales and the recent private placement of Series D Preferred Stock, reducing overall leverage from approximately 60.1% net debt to enterprise value as of December 31, 2014 to approximately 42.2% as of June 30, 2016. Following the offering, leverage will be further reduced to approximately             % pro forma. Operational enhancements have significantly improved our economic efficiency as evidenced by our property operating income margin increasing to 26.5% in 2015 from 20.6% in 2013, the year our Chief Operating Officer arrived.

We were incorporated in Virginia on August 23, 1994 and reincorporated in Maryland on November 19, 2014. On July 15, 2015, we changed our name from Supertel Hospitality, Inc. to Condor Hospitality Trust, Inc. In October 2015, we launched a new website, www.condorhospitality.com, which reflects our new brand and reimaging. The information on or otherwise accessible through our website does not constitute a part of this prospectus.

Our Competitive Strengths

We believe we distinguish ourselves from other owners and acquirers of hotel properties through our competitive strengths.

Experienced Senior Management Team

We have built a management team that we believe is capable of further repositioning our hotel portfolio, strengthening our balance sheet, and improving operating performance. Mr. Blackham, our President and Chief Executive Officer, has a long and accomplished track record creating and growing public and private real estate companies, raising capital and building strong management teams. As President and CEO of Eagle, a publicly traded hotel REIT listed on the New York Stock Exchange, Mr. Blackham authored and implemented the business plan that led Eagle’s growth from its September 2004 initial public offering through the sale to an Apollo Global Management affiliate in August 2007. During Mr. Blackham’s tenure, Eagle produced a total return of 67.8% from its initial public offering to sale compared to total returns of 53.1% and 47.7% for the SNL Financial US REIT Hotel Index and MSCI US REIT Index, respectively, over the same period.

Our senior management team has an extensive network of industry, corporate and institutional relationships, including relationships with the leading lodging franchisors in our target markets. We believe these relationships will provide insight and access to attractive investment opportunities and allow us to react to local market conditions by seeking the optimal franchise brand for the market in which each of our hotels is located.

Focus on Higher Growth Markets with Less Institutional Competition

Our core strategy is to focus on the ownership of premium-branded select-service hotels in major secondary markets. According to CBRE, U.S. lodging markets ranked 21 through 60 are expected to experience higher revenue per available room, or RevPAR, growth compared to markets ranked 1 through 20, or primary markets, over the next three years as a result of the following:

•	healthy demand driven by higher forecasted gross market product, or GMP, growth; and

•	lower relative near-term supply measured by rooms in construction as a percentage of existing supply and less competition from alternative lodging formats such as Airbnb, Inc., or Airbnb.

Moreover, in these secondary markets we believe there is typically less institutional competition from REITs and other institutional private market hotel investors, many of whom have focused on acquiring assets in primary markets. For example, according to data from SNL Financial, Apple Hospitality REIT, Inc., or Apple, and Summit Hotel Properties, Inc., or Summit, which we consider to be our primary publicly traded hotel REIT peers, have shifted their focus from secondary markets to primary markets over the last five years as evidenced by the information in the charts below which, based on transaction activity by metropolitan statistical area, or MSA, show the extent to which Apple and Summit primarily focused their acquisition activity in secondary markets from 2011 to 2014, but have since largely focused on recycling capital from hotels sold in secondary and tertiary U.S. lodging markets to purchase hotels in primary markets.

Rooms Acquired: 2011 – 2014	Rooms Acquired: 2015 – July 2016	Rooms Sold: 2015 – July 2016

Source: SNL Financial

We believe this shift in target market emphasis has resulted in lower price appreciation for our targeted investments, and thus we believe we can acquire our targeted hotel investments at attractive initial yields and same-store growth prospects over the next several years.

While many non-REIT institutional investors and most of our publicly traded hotel REIT peers focus on full service hotels, the top 20 markets or both, we believe we can provide attractive risk-adjusted returns to our shareholders by acquiring premium-branded select-service hotels located in our target markets.

We intend to grow our business by generally adhering to our core strategy which includes having the largest concentration of our hotel acquisitions located in major secondary markets, ranked as the 21st through 60th largest by population with additional acquisitions located in the 61st to 100th largest metropolitan areas. We may at times however acquire a small number of hotels with compelling attributes that are located in metropolitan areas smaller than the 100th largest, and, when market conditions exist and unique or compelling investment opportunities become available, we may acquire hotels in the top 20 primary markets. We recently entered into a joint venture to acquire an Aloft hotel in downtown Atlanta, Georgia, one of the top ten largest metropolitan areas, at what we believe to be an attractive purchase price in comparison to recently announced transactions in proximity to this hotel property.

Economic Insulation by Investing in Higher Yielding Hotels at a Discount to Replacement Cost

We believe that we can realize 150 to 200 basis points of additional return by investing in premium-branded select-service assets in our target secondary markets over that generated by similar properties in primary markets. Increased cash flow yields allow us to acquire hotels that produce a higher percentage of the investment’s total return through cash flow as compared to returns from capitalization rate compression. While we believe that we will benefit from higher RevPAR growth in our target markets in addition to higher initial yields on hotel acquisitions, as compared to primary markets, we believe that there is better downside protection through a higher cash flow return on our investment as opposed to asset value growth.

We believe pricing of core real estate investments in U.S. primary markets has substantially increased due to the significant amount of inflowing capital from the global financial system as well as the limited investment opportunities that provide the same degree of safety and return as real estate. The large numbers of investors looking to acquire hotels within primary markets, such as New York City, Boston, Los Angeles, and San Francisco, has resulted in a fiercely competitive acquisition environment that has driven transaction capitalization rates in major markets to historically low levels, with the pricing of many assets exceeding replacement costs.

While many real estate investors view the dense gateway cities as high barrier to entry markets because there is less undeveloped land, we believe that hypothesis is misguided. Under that hypothesis, markets with high barriers to entry should exhibit less new supply pressure, but according to CBRE, the top 20 lodging markets have 63,099 rooms under construction, or 4.3% of existing supply, compared to only 32,329 rooms, or 3.2% of existing supply, for all non-top 20 markets covered by CBRE combined. In addition to new hotel construction, primary markets face much greater shadow supply pressure from alternative lodging formats such as Airbnb. According to a September 2015 analysis from CBRE, the top 10 Airbnb markets by number of active listings average 9.9 Airbnb units per 100 traditional hotel rooms compared to 3.4 Airbnb units per 100 hotel rooms for the entire United States. We believe that the best indicator of a high barrier to entry market is a relatively low threat from new and shadow supply, and based on that belief and the data from CBRE, hotels in secondary markets with lower investment bases have stronger economic barriers to entry.

More Stable Cash Flow Potential

We believe that our focus on premium-branded select-service hotels that fit our investment criteria provides us the opportunity to achieve stronger risk-adjusted returns across multiple lodging cycles than if we owned hotels in other segments of the lodging industry for several reasons, including:

•	Vintage. Younger hotels with significant term remaining on their franchise agreements enjoy lower capital expenditure requirements and obsolescence risk. We intend to focus on acquiring hotels that have been constructed in the last 10 years or significantly renovated since 2012.

•	Consistently Strong and Growing Demand. By focusing on enhancing guest experience through continual product innovation, upscale RevPAR growth has outpaced luxury and upper upscale RevPAR growth over both the long and short term. According to Smith Travel Research, or STR, since 2000, upscale RevPAR growth has increased at a rate that is 34% higher than upper-upscale RevPAR growth. Further, upscale RevPAR growth has been higher than luxury and upper-upscale RevPAR growth in every quarter since the first quarter of 2014. We believe hotels that fit our new investment strategy will continue to experience attractive revenue growth.

•	Operations. Our hotels typically operate with fewer employees than full service hotels that offer more expansive food and beverage options, which we believe enables us to generate more consistent cash flows with less volatility.

•	Broad Customer Base. Our hotels deliver consistently high-quality hotel accommodations with value-oriented pricing that we believe appeals to a wider range of customers, including both business and leisure travelers, than more expensive full-service hotels. We believe that the hotels we intend to acquire are particularly popular with frequent business travelers who seek to stay in hotels operating under our Targeted Brands, which offer strong loyalty rewards program points that can be redeemed for leisure travel.

•	Catering to Customer Desires. Premium-branded select-service hotels provide our customers with the amenities they most desire according to the 2015 Hotels.com USA Hotel Amenities Survey. According to the survey, the top must-have hotel amenities for business and leisure travelers are free Wi-Fi and free breakfast, both of which are typically provided by select-service hotels but not full-service hotels.

Growth-Oriented Capital Structure

Following this offering and the automatic conversion by StepStone and RES of the Series D Preferred Stock to common stock, we will have a growth-oriented capital structure that we expect will support the financing of acquisitions of premium-branded upscale and upper-midscale select-service hotels. Upon completion of this offering, the purchase of the hotel currently under contract for purchase and the sale of our legacy properties currently under contract for sale, we will have approximately $ million of pro forma outstanding indebtedness, which had a pro forma weighted average interest rate of %             per annum as of                 . We also expect to have pro forma cash and cash equivalents of $             million and $2.4 million of available borrowing capacity under our senior secured revolving credit facility with Great Western Bank. Our pro forma net debt to total hotel investment at is approximately             %. None of our outstanding pro forma indebtedness matures prior to .

Investment Committee and Board with Significant Lodging Experience

The seven members of our reconstituted nine-member board of directors who were designated pursuant to director designation agreements with RES and StepStone, each of whom have been determined to be independent directors under the Nasdaq Stock Market listing standards, bring additional public company and lodging industry experience and the perspective of institutional investors to assist in the execution of our strategic plan. Donald J. Landry, who joined our board in 2012 and serves as chairman of our investment committee, has over 40 years of lodging and hospitality experience, including previous service as the Chief Executive Officer, President and Vice Chairman of Sunburst Hospitality, Inc. and President of Choice Hotels International, Inc., Manor Care Hotel Division, and Richfield Hotel Management. The other directors serving on our investment committee have extensive real estate transactional experience, including experience with the acquisition, disposition, and development of premium-branded select-service hotels.

Recent Developments

Series D Preferred Stock Issuance

While we have made significant progress toward our strategic goal of transforming our portfolio, our ability to fully implement our strategic plan has been delayed primarily due to our highly leveraged balance sheet and relative lack of liquidity. In an effort to improve our balance sheet and liquidity position, in March 2016 we successfully raised $30 million from an affiliate of StepStone in a private placement of 3.0 million shares of our Series D Preferred Stock. We used approximately $20.2 million of the proceeds to fully redeem our Series A Preferred Stock and Series B Preferred Stock in a cash redemption completed in April 2016, including the payment of accrued dividends. As part of the transaction, RES, the sole holder of our previously outstanding Series C Preferred Stock, agreed to convert the Series C Preferred Stock into Series D Preferred Stock, resulting in only one series of Series D Preferred Stock outstanding. Upon completion of this offering, all shares of the Series D Preferred Stock will automatically convert into our common stock, and we will no longer have any preferred shares outstanding.

Hotel Acquisitions

In furtherance of our strategic plan, in October 2015 we used a portion of the proceeds from hotel dispositions to acquire three hotels, the 116-room SpringHill Suites Downtown in San Antonio, Texas, the 142-room Hotel Indigo Atlanta Airport in College Park, Georgia and the 120-room Courtyard Jacksonville Flagler Center in Jacksonville, Florida for an aggregate of $42.5 million. In addition, we have entered into a joint venture to acquire the 254-room Aloft hotel in downtown Atlanta, Georgia for approximately $43.6 million. The closing of the acquisition is subject to customary closing conditions and expected to occur in the third quarter of 2016. We own 80% of the joint venture. As upscale, premium-branded select-service hotels that are located in strong submarkets of primary or secondary U.S. cities and were either recently constructed or renovated, all four are examples of the type of hotels we seek as part of our strategic plan.

Acquisition Strategy

The objective of our acquisition strategy is to enable us to acquire assets that meet our target property characteristics and investment criteria at attractive valuations. We believe that our existing relationships with owners, operators, and developers of select-service hotels will provide us with access to certain off-market acquisition opportunities before they become known to other real estate investors. We believe off-market transactions can lead to more attractive valuation outcomes.

We believe our target property characteristics and investment criteria, coupled with our ability to source off-market transactions, differentiate us from our peers and will enable us to achieve our mission of attractive returns to our shareholders.

Target Property Characteristics

Our target properties are premium-branded upper-midscale and upscale select-service hotels located in the top 100 lodging markets with a focus on major secondary markets ranked 21 through 60. A typical acquisition hotel will have 80 to 150 rooms and will have been constructed within the last 10 years or significantly renovated since 2012. Hotels subject to ground leases, exterior corridor properties, and hotels in single demand generator markets will generally not be considered. Portfolio transactions generally will only be considered if all of the hotels in the portfolio meet our investment criteria.

Investment Criteria

We perform thorough due diligence and utilize extensive research to evaluate any target market or property. This due diligence and research may include, but is not limited to, analyzing the long-term economic outlook of an MSA, reviewing trends in local lodging demand and supply, assessing property condition and required capital investment, and understanding historical property financial performance. Specific investment criteria for hotels we are looking to acquire may include but are not limited to:

•	hotels that operate under leading premium franchise brands and possess key attributes such as building design and décor that is consistent with current generation brand standards;

•	hotels that are located within the top 100 MSAs, in close proximity to multiple demand drivers, including large corporations, regional hospitals, regional business hubs, recreational travel destinations, significant retail centers, and military installations, among others;

•	hotels that are located within markets that have favorable economic, job growth, and demographic factors;

•	hotels that have illustrated an ability to generate stabilized and dependable revenue and net operating income;

•	hotels that were constructed or underwent major renovations less than ten years prior to our acquisition and have significant time (generally ten or more years) remaining on the existing franchise license;

•	hotels that have some value-added growth potential through operating efficiencies, institutional asset management, repositioning, renovations, or rebranding;

•	hotels that can be acquired at a discount to replacement cost; and/or

•	hotels that can be acquired in off-market transactions.

Select-service hotels typically generate most of their revenue from room rentals, have limited food and beverage outlets, contain less meeting space, and require fewer employees than traditional full service hotels. We believe premium-branded select-service hotels have the potential to generate attractive risk-adjusted returns relative to other types of hotels due to their ability to achieve RevPAR levels at or close to those achieved by traditional full service hotels while achieving higher profit margins due to their more efficient operating model and less volatile cash flows.

Planned Hotel Acquisitions

We have entered into a joint venture to acquire an additional hotel for an aggregate purchase price of approximately $43.6 million, which reflects our current investment strategy.

The closing of the transaction is subject to customary closing conditions and, although we expect to close on this transaction, there is no assurance that the acquisition will be consummated. The purchase of this hotel is not conditioned on the completion of this offering.

The following table presents the historical revenue per available room, or RevPAR, occupancy and average daily rate, or ADR, for our three recently purchased hotels and the hotel we plan to purchase as compared to our legacy same store hotels for the year ended December 31, 2015 and the six months ended June 30, 2016.

				Year Ended December 31, 2015			Six Months Ended June 30, 2016
Brand	Location	Year(1)	Rooms	RevPar	Occupancy	ADR	RevPar	Occupancy	ADR

Aloft	Atlanta, GA	2014	254	$91.04	63.84%	$142.60	$103.13	73.92%	$139.52

Hotel Indigo	Atlanta, GA	2010	142	66.79	69.72	95.80	75.69	73.20	103.41

Courtyard by Marriott	Jacksonville, FL	2007	120	80.76	75.34	107.20	93.50	81.38	114.89

Springhill Suites	San Antonio, TX	2014	116	79.79	65.56	121.69	92.67	73.15	126.68

Total/Weighted Average			632	$81.58	67.66%	$120.58	$93.22	75.03%	$124.24

Condor Same Store Legacy Hotels (28 hotels)(2)			2,253	44.59	64.26	69.40	41.75	59.14	70.60

(1)	Year built or renovated.
(2)	Legacy same store calculations include legacy hotels owned on June 30, 2016 and exclude the hotels acquired since October 2015 and hotels under contract to be acquired.

Disposition Strategy

Currently, we are nearing completion of a seven year process of transitioning our portfolio from economy hotels to premium-branded upper-midscale and upscale select-service hotels. In order to achieve this objective, we have focused on disposing of the remaining legacy assets that do not meet the property characteristics and investment criteria discussed above. Since January 1, 2009, we have sold 97 midscale and economy hotels that no longer fit our investment strategy for combined sales prices of approximately $192.7 million. The capital unlocked from asset sales has been and will continue to be redeployed into newer, higher-quality assets meeting the acquisition strategy discussed above. Just as we carefully evaluate the hotels we plan to acquire, our asset management team has evaluated the timing and composition of the legacy hotels we intend to sell. We are committed to a disciplined but timely monetization of the legacy assets in order to achieve the strategic repositioning of the portfolio. In 2016 and 2017, we will continue to dispose of assets that do not fit the new strategic vision of our portfolio with the goal of ending 2017 having substantially disposed of all non-core legacy hotels.

Additionally, from time to time, we may undertake the sale of one or more hotels that meet the property characteristics and investment criteria discussed above if we believe it is in the best interest of our shareholders. These disposition decisions are the result of a thorough analysis and typically in response to changes in market conditions, our current or projected return on our investment in the hotel, or other factors which we deem relevant to the disposition decision.

Recent Legacy Hotel Dispositions

Since January 1, 2015, we have completed the sale of or have under contract to sell 32 hotels for combined sale proceeds of approximately $90.0 million before expenses payable by us.

Completed Dispositions
Date of Sale	Location	Brand	Number of rooms	Gross proceeds (in thousands)
01/15/15	West Plains, MO	Super 8	49	$1,500
01/29/15	Green Bay, WI	Super 8	83	2,150
03/16/15	Columbus, GA	Super 8	74	900
03/19/15	Omaha, NE	Sleep Inn	90	2,939
04/01/15	Augusta, GA	Savannah Suites	172	3,400
04/01/15	Chamblee, GA	Savannah Suites	120	4,400
04/30/15	Batesville, AR	Super 8	49	1,525
07/01/15	Ashland, KY	Days Inn	63	2,240
07/13/15	Alexandria, VA	Comfort Inn	150	12,000
07/13/15	Alexandria, VA	Days Inn	200	6,500
08/28/15	Manhattan, KS	Super 8	85	3,200
10/06/15	Sheboygan, WI	Quality Inn	59	2,300
10/14/15	Hays, KS	Super 8	76	1,910
10/16/15	Glasgow, KY	Days Inn	58	1,825
10/21/15	Tomah, WI	Super 8	65	1,350
11/03/15	Fayetteville, NC	Rodeway Inn	120	2,600
12/22/15	Savannah, GA	Savannah Suites	160	4,000
01/04/16	Kirksville, MO	Super 8	61	1,525
01/07/16	Lincoln, NE	Super 8	133	2,800
01/08/16	Greenville, SC	Savannah Suites	170	2,700
03/30/16	Portage, WI	Super 8	61	2,375
04/25/16	O’Neill, NE	Super 8	72	1,725
05/10/16	Culpeper, VA	Quality Inn	49	2,200
05/19/16	Storm Lake, IA	Super 8	59	2,800
05/24/16	Cleveland, TN	Clarion Inn	59	2,231
05/26/16	Iowa City, IA	Super 8	84	3,375
05/27/16	Keokuk, IA	Super 8	61	2,153
06/06/16	Chambersburg, PA	Comfort Inn	63	2,150
08/05/16	Pittsburgh, KS	Super 8	64	1,620

				$82,393

Expected Dispositions Under Contract
Expected Date of Sale	Location	Brand	Number of rooms	Expected gross proceeds (in thousands)
09/26/16	Menomonie, WI	Super 8	81	$3,000
09/30/16	Sioux Falls, SD	Days Inn	86	2,200
10/18/16	Glasgow, KY	Comfort Inn	60	2,400

				$7,600

Net proceeds, after expenses and debt repayment, totaled $25.3 million in 2015, and $8.4 million thus far in 2016. In 2014, 13 hotels with 1,265 rooms were sold for gross proceeds of $22.3 million, and net proceeds, after expenses and debt repayment, of $2.6 million. In 2013, 17 hotels with 1,549 rooms were sold for gross proceeds of $22.0 million, and net proceeds, after expenses and debt repayment, of $4.1 million.

Sale proceeds from these dispositions, after expenses payable by us, were used to repay in full the mortgage debt secured by the hotels that we sold. We currently have 16 hotels held for sale of which three are subject to pending contracts for sale. These hotels contain an aggregate of 1,307 rooms. The total debt secured by the 16 hotels at June 30, 2016 was $15.7 million. We intend to use any proceeds from their sale to pay the indebtedness secured by these hotels and to acquire new hotels.

Asset Management Strategy

In order to qualify as a REIT under the Code, we cannot operate our hotels. Therefore, we lease our hotels to taxable REIT subsidiaries, which in turn engage third-party eligible independent contractors to manage and operate the hotels.

Through collaboration with our third-party operators, we seek to maximize value to our shareholders through improvements to our existing hotels’ operating results. We achieve this result by constantly monitoring the performance of each individual hotel and identifying opportunities for value-enhancement through intensive asset management strategies. We will make recommendations to our third-party operators in all aspects of our hotels operations, including revenue management, physical design, guest experience, market positioning, and overall property strategy. Fundamentally, all strategies are focused on growing the revenue of a hotel, controlling expenses, and/or maximizing the guest experience to drive returns.

We work with our third-party operators to develop short- and long-term capital investment plans that are focused on generating positive returns for our shareholders. The capital improvements may involve investments in expansions, additions, renovations, technology upgrades, and/or energy efficiency improvements.

Additionally, from time to time, we may come to the conclusion that a particular asset may provide greater returns to our shareholders after an extensive repositioning of the asset in the market. In these instances, capital investment in a greater amount than typical for an asset may be required to achieve the desired repositioning. These decisions are made after a thorough analysis of the property, market conditions, and the potential for a positive return on investment that exceeds our investment hurdle rates.

Our Financing Strategy

Our financing strategy is to minimize the cost of our capital in order to maximize the returns generated for our shareholders. We intend to finance our long-term growth with common and preferred equity issuances and debt financings that have staggered maturities. We intend to keep some hotels in our portfolio unencumbered in order to provide a source of potential future financing. Further, we intend to target aggregate long-term debt financing of future acquisitions in ranges of approximately 60% to 70% of our aggregate purchase valuations.

Currently, our debt includes a recourse line of credit secured by certain hotels and mortgage loans secured by our hotel properties. In the future we plan on using a revolving credit facility, term loans, common and preferred equity issuances, and mortgage debt financings to fund future acquisitions as well as for property redevelopments, return on investment initiatives, and working capital requirements.

Since we are structured as an umbrella partnership REIT, or UPREIT, when acquiring hotel assets, we may seek to issue operating partnership units as full or partial consideration to sellers who may desire to take advantage of tax deferral on the sale of a hotel or participate in the income, and potential value appreciation, of our common stock.

U.S. Hotel Industry

The U.S. lodging industry has enjoyed a period of strong growth over the past six years as illustrated by significant gains across all key industry performance indicators which have rebounded from the lows experienced in 2008 and 2009 during the Great Recession. RevPAR, which is the product of ADR and occupancy, rose 6.2% in 2015 according to CBRE, marking the sixth straight year of positive gains. Moreover, the industry-wide average occupancy rate hit its highest level on record last year, finishing the year at 65.5%. CBRE expects the industry to maintain near-record occupancy through at least 2020. The record high occupancy levels with yearly increases in ADR have resulted in continued RevPAR expansion. According to CBRE, RevPAR increased 6.3% and 6.4% in our target upper-midscale and upscale segments, respectively, on a compounded annual basis from 2011 to 2015. This positive growth is expected to continue, according to CBRE. CBRE currently projects compounded annual RevPAR growth through 2020 for upper-midscale and upscale select-service hotels to be 4.6% and 3.5%, respectively, suggesting these segments will be two of the fastest growing industry chain scales.

Changes in RevPAR are driven principally by the growth in room-night demand and the growth in room-night supply. Room-night demand in the U.S. lodging industry is directly correlated to macroeconomic trends. Key drivers of demand include the strength and stability of the global economy, growth in U.S. gross domestic product (GDP), corporate profits, capital investments, incomes and employment. Growth in lodging supply typically lags growth in room-night demand. Key drivers of lodging supply include the availability and cost of capital, construction costs, local real estate market conditions, zoning and regulatory requirements, and the availability and pricing of existing properties.

We focus on acquiring and owning premium-branded upper-midscale and upscale select-service hotels that are located in the top 100 lodging markets with a focus on markets ranked 21 through 60. We consider markets ranked 21 through 60 to be secondary markets. We believe that the broad economic fundamentals and individual market- and industry-specific drivers strongly support this strategy. More specifically, we believe that our investment strategy provides us the opportunity to achieve outsized risk-adjusted returns across multiple lodging cycles when compared to owning hotels in other segments of the chain scale or in primary or tertiary markets. Several key advantages of our strategy include:

•	Accelerating Economic Fundamentals Driving Demand Growth. According to CBRE, growth in GMP is expected to accelerate to an average of 3.3% through 2018 for secondary markets compared to 1.8% compounded average annual growth across all markets from 2011 through 2015. Following the financial crisis that culminated in 2009, primary markets such as New York City and San Francisco recovered more rapidly than many secondary and tertiary markets. From 2011 to 2015, the average compounded annual GMP growth rate in the top 20 lodging markets as ranked by CBRE was 77 basis points higher than that of markets 21 through 60. Over the next three years, however, GMP growth in markets 21 through 60 is expected to outpace growth in the top 20 markets as the breadth of the economic recovery expands.

•	Consistently Strong and Growing Demand for Select-service. Over the short- and long-term, upper-midscale and upscale hotels have demonstrated among the strongest compounded growth in demand of all segments of the lodging industry, and this industry-leading demand growth is expected to continue through at least 2020. Chart 1, shown below, shows the strong actual and forecasted growth in the upscale and upper-midscale segments as compared to other segments.

Chart 1  |  Actual and Forecasted Historical Demand Change by Segment

Source: CBRE

•	Limited New Hotel Supply in Secondary Markets. While supply growth in the aggregate is beginning to catch up to demand growth, the threat of new supply is market-specific. According to CBRE, which tracks the top 60 lodging markets in the United States by room count, the median percentage of rooms under construction relative to existing supply is 6.0% for the top 10 lodging markets, the highest of any grouping, and gradually scales down to 1.4% for lodging markets 51 through 60. Notable primary markets driving this trend of near-term supply pressure include New York, Miami, and Houston, which have rooms under construction equal to 13.1%, 7.8% and 6.5% of existing supply, respectively. Chart 2, shown below, shows the smaller percentage growth in new supply for secondary and tertiary markets.

Chart 2  |  Rooms Under Construction by CBRE Lodging Market Ranking

Source: CBRE

•	Less Exposure to Shadow Supply in Secondary Markets. Led by Airbnb, the presence of sharing-economy accommodations is growing at a rapid pace, but that presence is heavily concentrated in the largest U.S. lodging markets which exhibit higher ADRs. User and provider statistics strongly support the assertion that secondary markets face a much lesser threat from sharing-economy accommodations. According to a CBRE study that reviewed Airbnb activity from October 2014 through September 2015, more than 55% of Airbnb spending in the United States was captured in only five cities (New York, Los Angeles, San Francisco, Miami and Boston), none of which are included in our target markets.

•	Higher Margins Allow for Greater Flow-Through. Without the need to staff more expansive food and beverage operations and other amenities offered by full service hotels, select-service hotels typically enjoy higher operating margins. According to CBRE, 2015 gross operating profit margin for upper-midscale and upscale hotels was 39.8% and 49.9%, respectively, while luxury and upper-upscale hotels featured gross operating profit margin of only 34.3% and 35.7%, respectively. Select-service hotels enjoy a higher profit margin impact from RevPAR growth relative to full service hotels.

The supply and demand dynamics outlined above are projected by CBRE to lead to an operating environment over the next three years in which RevPAR growth for lower-priced hotels, as classified by CBRE, in secondary markets should be 1.9% higher than that of upper-priced hotels in top 20 lodging markets. Given that select-service hotels enjoy higher operating margins than full service hotels, select-service hoteliers should be able to convert a larger percentage of incremental revenue to operating income, further compounding the effects of RevPAR growth.

Conversion of Series D Preferred Stock

On March 16, 2016, we sold 3.0 million shares of Series D Preferred Stock to StepStone for $30 million. Simultaneously, RES exchanged all 3.0 million outstanding shares of Series C Preferred Stock for 3.0 million shares of Series D Preferred Stock. In lieu of payment in cash of accrued and unpaid dividends in the amount of approximately $4.9 million on the Series C Preferred Stock, we (a) paid RES approximately $1.5 million in cash, (b) issued RES 245,156 shares of Series D Preferred Stock (such that RES, IRSA and their affiliates do not beneficially own in excess of 49% of our voting stock) and (c) issued RES a promissory note, or Convertible Debt, bearing interest at 6.25% per annum, in the principal amount of approximately $1.0 million and convertible by RES into a number of shares of Series D Preferred Stock that would have otherwise been issued on account of the remaining accrued and unpaid dividends but for the foregoing 49% voting stock limitation. We refer to this promissory note herein as the Note.

If we raise $50 million or more of gross proceeds in this offering, all of the shares of the Series D Preferred Stock and the Note will be automatically converted into 39,664,474 shares of our common stock. In the event the shares of common stock in this offering are sold for less than $2.00 per share, then we anticipate that we will be required to pay a “Make Whole Payment”, as described below under “Make Whole Payment”, from the proceeds of this offering to the holders of the Series D Preferred Stock in order to cause such automatic conversion.

Holders of Series D Preferred Stock vote as one class with the holders of common stock on all matters submitted to holders of common stock for a vote. Each share of common stock entitles the holder to one vote and each share of the Series D Preferred Stock entitles the holder to 6.25 votes. As of the date of this prospectus, on matters submitted to holders of the common stock, StepStone controls 42.6% of such vote, and RES controls 48.9% of such vote. Upon the successful completion of this offering and the automatic conversion of all of the shares of the Series D Preferred Stock and the Note into our common stock, and assuming             shares of common stock are issued in this offering, on matters submitted to holders of common stock for vote, StepStone will control approximately             % of the vote, and RES will control approximately             % of the vote.

Summary Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks discussed in “Risk Factors” beginning on page 25 of this prospectus and in “Item 1A. Risk Factors” in our Form 10-K for certain risk factors relevant to an investment in our common stock, including, among others:

•	There has been a limited public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering and our common stock may trade below the public offering price.

•	We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

•	The market price and trading volume of our common stock may be volatile following this offering.

•	StepStone and RES, our largest shareholders, each hold significant voting power and have the right to designate directors and approve certain transactions, which provides each of them with significant power to influence our business and affairs.

•	If we are unable to complete the acquisition of the hotel we have contracted to purchase in a timely fashion or at all, we may experience delays in locating and securing attractive alternative investments.

•	Our issuance of additional shares of capital stock may reduce the market price for our common stock and dilute your beneficial ownership.

Our Structure

We conduct our business through an UPREIT structure in which our hotels are owned by our operating partnership, Supertel Limited Partnership and limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, a 97.9% general partnership interest in Supertel Limited Partnership. In the future, this limited partnership may issue limited partnership interests to third parties from time to time in connection with our acquisitions of hotel properties.

Our Tax Status

We elected to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ended on December 31, 1994. We believe that we have been organized and operated and intend to continue to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal income tax on that portion of our ordinary income or net capital gain that is currently distributed to our shareholders. Our ability to continue to qualify as a REIT will depend upon our satisfaction of various operational and organizational requirements, including requirements related to the nature of our assets, the sources of our income, the diversity of our stock ownership and the distributions to our shareholders, including a requirement that we distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our shareholders. If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates (up to 35%) as well as state and local taxes. Even if we qualify as a REIT, we may be subject to some federal, state, local and foreign taxes on our income and property. Our taxable REIT subsidiary, or TRS, is fully subject to corporate income tax as a C corporation on its earnings.

In order to continue to qualify as a REIT, our income must come primarily from “rents from real property,” mortgage interest and real estate gains. Qualifying “rents from real property” includes rents from interests in real property, certain charges for services customarily rendered in connection with the rental of real property, and a limited amount of rent attributable to personal property that is leased under, or in connection with, a lease of real property. However, operating revenues from a hotel property are not qualifying “rents from real property.”

Therefore, we generally must lease our hotel properties to another party from whom we will derive rent income that will qualify as “rents from real property” under the REIT rules. Accordingly, we generally will lease each of our hotels to a taxable REIT subsidiary, or TRS, lessee. Each TRS lessee pays rent to us that generally should qualify as “rents from real property,” provided that an “eligible independent contractor” operates and manages each hotel property on behalf of the TRS lessee. We lease each of our hotel properties to TRS Leasing, Inc., which is a TRS wholly-owned by Supertel Hospitality REIT Trust, and its wholly owned subsidiaries (together, the “TRS Lessee”). Our hotel properties are managed by Kinseth Hotel Corporation, Strand Development Company, LLC, Hospitality Management Advisors, Inc., Cherry Cove Hospitality Management, LLC, Peachtree Hospitality Management, LLC and K Partners Hospitality Group LP, each of which we believe qualifies as an “eligible independent contractor.” The income remaining in our TRS Lessee after the payment of rent to us, management fees, operating expenses and other costs will be subject to corporate tax.

Restrictions on Ownership of Our Capital Stock

In order to maintain our qualification as a REIT, among other reasons, our charter prohibits any shareholder from beneficially owning more than 9.9% of our common stock or 9.9% of any class or series of our preferred stock. Our charter, however, provides for certain exemptions from the ownership limitation, provided generally that the grant of such exemptions will not jeopardize our REIT status. Our board of directors has established such an exemption for RES and StepStone. Our charter also prohibits any person from owning or transferring shares of our capital stock if such ownership or transfer would result in our failure to meet certain REIT requirements under the Internal Revenue Code of 1986, as amended, or the Code.

Our Distribution Policy

In August 2016, we paid a dividend to the holders of our common stock for the first time since 2009. The redemption of our Series A Preferred Stock and Series B Preferred Stock in April 2016 combined with the declaration and payment of dividends through June 30, 2016 on our Series D Preferred Sock enabled our board of directors to approve the resumption of common stock dividends. We intend to pay a pro rata distribution with respect to the period commencing on the date of completion of this offering and ending on             , based on a rate of $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual distribution rate of approximately             % based on a price of $            , which was the last trading price of our common shares on the Nasdaq Global Market as of                 . We intend to maintain our intended distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimates. Actual distributions may be significantly different from expected distributions. Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will depend upon a number of factors, including restrictions under applicable law, our results of operations, the capital requirements of our company and the distribution requirements necessary to maintain our qualification as a REIT. We intend to generally distribute to our shareholders each year on a regular quarterly basis sufficient amounts of our REIT taxable income so as to avoid paying corporate income tax and excise tax on our earnings (other than the earnings of TRS Lessee, which are subject to tax at regular corporate rates) and to qualify for the tax benefits afforded to REITs under the Code.

Corporate Information

Our principal executive offices are located at 4800 Montgomery Lane, Suite 220, Bethesda, MD 20814 and our telephone number is (402) 371-2520. We also maintain offices at 11422 Miracle Hills Drive, Suite 501, Omaha, Nebraska 68154 and 1800 West Pasewalk Avenue, Suite 200, Norfolk, Nebraska 68154. We maintain an Internet website located at www.condorhospitality.com. Our website and the information contained therein or connected thereto does not constitute a part of this prospectus or any amendment or supplement thereto. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available free of charge on our website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission, or the SEC. We also make available the charters of our board committees and our Code of Business Conduct and Ethics on our website. Copies of these documents are available in print upon request. Requests should be sent to Condor Hospitality Trust, Inc., 1800 West Pasewalk Avenue, Suite 200, Norfolk, Nebraska 68701, Attn: Corporate Secretary.

The Offering

Common stock offered by us(1)	Shares

Common stock outstanding after this offering(2)(3)	Shares

Use of proceeds	We estimate the net proceeds we will receive from the sale of our common stock in this offering, assuming a public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting the underwriting discount and the estimated offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriter’s overallotment option is exercised in full).

We intend to use the net proceeds as follows:

•	approximately $ million to repay certain indebtedness; and

•	any remaining proceeds to fund acquisitions of hotels, for general corporate purposes, which may include the repayment of outstanding indebtedness and the funding of capital expenditures at our hotels.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short term investment grade securities or money-market accounts that are consistent with our intention to remain qualified as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits.

Certain of the underwriters and their affiliates have engaged in commercial dealings with us and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. See “Underwriting (Conflicts of Interest)”.

NASDAQ Global Market symbol	“CDOR”

(1)	Excludes up to shares of common stock that may be issued by us upon exercise by the underwriters of their overallotment option.
(2)	Assumes conversion of all outstanding shares of Series D Preferred Stock and the Note into an aggregate of 39,664,474 shares of our common stock at the closing of this offering.
(3)

Excludes (i) 4,583 shares of common stock issuable upon exercise of vested outstanding options granted to our employees with a weighted average exercise price of $7.95 per share and 1,042 shares of common stock issuable upon exercise of vested outstanding options granted to our employees with a weighted average exercise price of $8.08 per share, (ii) 3,750,000 shares of our common stock reserved for issuance upon exercise of the warrants held by RES with an exercise price equal to $1.92 per share of our common stock, (iii) 430,000 shares of our common stock reserved for issuance upon exercise of warrants held by Mr. Blackham with an exercise price equal to $1.92 per share of our common stock; (iv) 957,380 shares of our common stock reserved for issuance upon redemption of limited partnership interests in Supertel Limited Partnership and (v) up to shares of our common stock the underwriters may purchase to cover overallotments, if any.

Make Whole Payment

It is our intention that the successful completion of this offering will cause the shares of Series D Preferred Stock to automatically convert into shares of our common stock pursuant to the terms of the Series D Preferred Stock. In the event the shares of common stock in this offering are sold for less than $2.00 per share then we anticipate that we will be required to pay a “Make Whole Payment”, as described below, from the proceeds of this offering to the holders of the Series D Preferred Stock in order to cause such automatic conversion.

Each outstanding share of Series D Preferred Stock will automatically be converted into 6.25 shares of our common stock if this offering is successfully completed as a “Qualified Offering.”

“Qualified Offering” means (a) the sale of our common stock in a single offering of at least $50,000,000 or (b) the sale of our common stock in up to three separate offerings totaling at least $75,000,000 in the aggregate, in each case at an offering price per share of common stock equal to at least the lesser of:

(i)	$2.00 per share if the closing of the applicable Qualified Offering occurs on or before September 16, 2017;

(ii)	the greater of (x) $2.00 per share or (y) 90% of “NAV” per share of common stock if the closing of the applicable Qualified Offering occurs after September 16, 2017; or

(iii)	$1.60 or more per share upon any closing of any Qualified Offering, provided we immediately following the receipt of the net proceeds from the closing of such Qualified Offering pay a cash “Make Whole Payment” to each of the holders of Series D Preferred Stock, provided that, the Make Whole Payment shall not exceed the Issuance Market Value Difference.

“Issuance Market Value Difference” means $0.80 per share, an amount equal to the current conversion price of the Series D Preferred Stock of $1.60 minus $0.80, the closing consolidated bid price on March 15, 2016 as reported by Nasdaq.

“NAV” means the net asset value of our company per share of common stock, as net asset value is commonly determined by exchange listed funds and research analysts, immediately prior to the closing of the applicable Qualified Offering.

“Make Whole Payment” means, with respect to each share of common stock into which an outstanding share of Series D Preferred Stock is converted as a result of a Qualified Offering, an amount per share of such common stock determined by the following formula:

1.3*(A – B) = Make Whole Payment

where

A = $2.00, if 90%NAV - $2.00 is a negative number

A = 90%NAV, if 90%NAV- $2.00 is a positive number

B = Adjusted NAV

If A-B is a negative number then the Make Whole Payment is $0.

“Adjusted NAV” means NAV adjusted for the effects of the applicable Qualified Offering, determined by the following formula: the quotient of (a) the sum of (i) NAV, multiplied by the number of shares of outstanding common stock assuming full conversion of Series D Preferred Stock, plus (ii) the net offering proceeds from the Qualified Offering, divided by (b) the number of shares of common stock outstanding after the Qualified Offering.

The following chart sets forth potential aggregate Make Whole Payments, assuming our NAV at the time of the closing of this offering is the same as our current NAV of $            .

Sale Price Per Share of Common Stock	Aggregate Make Whole Payment
$2.00 or greater	$0
$1.80(1)	$
$1.60(2)	$

(1)	The midpoint between $2.00 and $1.60, the lowest share price at which we may sell the common stock in this offering, pursuant to the terms of the Series D Preferred Stock.
(2)	The lowest share price at which we may sell the common stock in this offering, pursuant to the terms of the Series D Preferred Stock.

The actual Make Whole Payment, if any, may be greater, in the event the NAV is greater at the time of the closing of this offering. However, we do not believe the NAV will change materially from the commencement of this offering to the closing of this offering.

It is our intention that if necessary to cause the full conversion of all outstanding shares of Series D Preferred Stock, that we will pay the Make Whole Payment from the proceeds of this offering.

Summary Pro Forma Financial Information

You should read the following summary pro forma financial and operating data in conjunction with our unaudited pro forma consolidated financial statements, the related notes thereto and our selected financial data appearing elsewhere in this prospectus as well as our historical consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, both of which are incorporated by reference in this prospectus.

The following unaudited summary pro forma financial data and operating data gives effect to:

(1)	Our acquisition of the 116-room San Antonio, Texas Springhill Suites by Marriott on October 1, 2015 and the 142-room Atlanta, Georgia Hotel Indigo and 120-room Jacksonville, Florida Courtyard by Marriott on October 2, 2015;

(2)	Our disposition of two non-core hotel properties that closed on July 13, 2015;

(3)	The series of agreements entered into on March 16, 2016 providing for:

a.	The issuance and sale of 3,000,000 shares of our Series D Preferred Stock for an aggregate purchase price of $30 million;

b.	The exchange of all of our outstanding Series C Preferred Stock plus cumulative accrued and unpaid dividends for 3,245,156 shares of Series D Preferred Stock plus cash dividends of $1.484 million and 6.25% Convertible Debt of $1.012 million;

c.	The cash redemption of all of our outstanding Series A Preferred Stock and Series B Preferred Stock plus cumulative accrued and unpaid dividends, which was completed on April 15, 2016 for a total redemption price, including related expenses, of $20.167 million;

(4)	This offering, including:

a.	The receipt of the proceeds, net of estimated expenses, from this offering;

b.	The use of the proceeds from this offering assumed to be used to repay certain existing debt with the remaining cash remaining available for future acquisitions;

c.	The conversion of 6,245,156 shares of our Series D Preferred Stock into 39,032,225 shares of our common stock assuming that the gross proceeds from this offering are $50 million or more as is required by the terms of the Series D Preferred Stock;

d.	The conversion of $1.012 million of our Convertible Debt into 632,249 shares of our common stock assuming that the gross proceeds from this offering are $50 million or more as is required by the terms of the Convertible Debt;

(5)	The funding of our portion of the Spring Street Hotel Property II LLC joint venture entered into on July 26, 2016, of which we own 80%, to acquire the 254-room Aloft hotel in downtown Atlanta, Georgia.

(6)	The common stock dividend of $0.01 per share announced on July 11, 2016, payable on August 3, 2016 to shareholders of record on July 22, 2016.

(7)	The common stock sold in this offering is sold for $2.00 or greater per share and we are not required to pay a make whole payment from the proceeds of this offering to the holders of the Series D Preferred Stock.

The pro forma statement of operations data is presented as if each of the transactions referred to above had occurred on January 1, 2015. The pro forma balance sheet data gives effect to each of the transactions referred to above that occurred subsequent to June 30, 2016, as if the transactions had occurred on June 30, 2016.

The unaudited summary pro forma financial data and operating data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made.

The following table presents summary unaudited pro forma statements of operations and other data for the six months ended June 30, 2016 and for the year ended December 31, 2015 (dollars in thousands except per share data):

STATEMENT OF OPERATIONS DATA

	Pro Forma Six Months Ended June 30, 2016 (unaudited)		Pro Forma Year Ended December 31, 2015 (unaudited)
Revenues
Room rentals and other hotel services		$25,991		$62,626

Operating Expense
Hotel and property operations		18,978		45,667
Depreciation and amortization		2,698		6,609
General and administrative		2,725		5,493
Acquisition and terminated transactions		147		684
Terminated equity transactions		0		246

Total operating expenses		24,548		58,699

Operating income (loss)		1,443		3,927
Net gain on dispositions of assets		12,226		4,802
Unrealized derivative gain and convertible debt		(190)		(77)
Other income (expense)		18		98
Interest expense		(1,570)		(3,194)
Loss on debt extinguishment		(1,116)		(1,725)
Equity in earnings (loss) of joint venture		450		(160)
Impairment loss		(914)		(2,808)

Earnings (loss) from continuing operations before income taxes		10,347		863
Income tax expense		0		0

Net earnings (loss) from continuing operations		10,347		863
Loss (earnings) from continuing operations attributable to noncontrolling interest		(127)		(49)

Net earnings (loss) from continuing operations attributable to controlling interests		10,220		814
Dividends declared and undeclared and in kind dividends deemed on preferred stock		0		(7,007)

Net earnings (loss) from continuing operations attributable to common shareholders		$10,220		$(6,193)

Basic earnings per share
Basic EPS from continuing operations	$		$

Diluted Earnings Per Share
Diluted EPS from continuing operations	$		$

OTHER DATA: (1)
EBITDA from continuing operations		$17,500		$15,222
Adjusted EBITDA from continuing operations		$6,525		$14,235
Funds from Operations (FFO) from continuing operations available to common shareholders		$2,319		$(437)
Adjusted Funds from Operations (AFFO) from continuing operations		$2,656		$570

(1)

Non-GAAP financial measures are measures of our historical financial performance that are different from measures calculated and presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We report Funds from Operations (“FFO”), Adjusted FFO (“AFFO”), Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”), Adjusted EBITDA, and Property Operating Income (“POI”) as non-GAAP measures that we believe are useful to investors as key measures of our operating results and which management uses to facilitate a periodic evaluation of our operating results relative to those of our peers. Our non-GAAP measures should not be considered as an alternative to U.S. GAAP net income (loss) or operating income (loss) as an indication of financial performance or to U.S. GAAP cash flows from operating activities as a measure of liquidity. Additionally, these measures are not indicative of funds available to fund cash needs or our ability to make cash distributions as they have not been adjusted to consider cash requirements for capital expenditures, property acquisitions, debt service obligations, or other commitments.

We calculate EBITDA and Adjusted EBITDA by adding back to net earnings (loss) certain non-operating expenses and certain non-cash charges which are based on historical cost accounting that we believe may be of limited significance in evaluating current performance. We believe these adjustments can help eliminate the accounting effects of depreciation and amortization and financing decisions and facilitate comparisons of core operating profitability between periods. In calculating EBITDA, we add back to net earnings (loss) interest expense, loss on debt extinguishment, income tax expense, and depreciation and amortization expense. In calculating Adjusted EBITDA, we adjust EBITDA to add back net (gain) loss on disposition of assets, acquisition and terminated transactions expense, and terminated equity transactions expense, which are cash charges. We also add back impairment, gain on debt conversion, and unrealized derivative gain or loss, which are non-cash charges. Our current calculation of EBITDA varies from that presented in filings prior to our Form 10-K for year ended December 31, 2015 as EBITDA was historically calculated based on net earnings (loss) available to common shareholders with preferred dividends and noncontrolling interest added back only to Adjusted EBITDA. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

We believe EBITDA and Adjusted EBITDA to be useful additional measures of our operating performance, excluding the impact of our capital structure (primarily interest expense), our asset base (primarily depreciation and amortization expense), and other items we do not believe are representative of the results from our core operations.

We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), which defines FFO as net earnings computed in accordance with GAAP, excluding gains or losses from sales of real estate assets, impairment, and the depreciation and amortization of real estate assets. FFO is calculated both for the Company in total and as FFO available to common shareholders, which is FFO excluding earnings attributable to noncontrolling interests and preferred stock dividends. AFFO is FFO available to common shareholders adjusted to exclude items we do not believe are representative of the results from our core operations, such as non-cash unrealized gains or losses on derivative liabilities, gains on debt conversion, and cash charges for acquisition costs and terminated equity offering expense. All REITs do not calculate FFO and AFFO in the same manner; therefore, our calculation may not be the same as the calculation of FFO and AFFO for similar REITs.

We consider FFO and AFFO to be useful additional measures of performance for an equity REIT because they facilitate an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that FFO and AFFO provide a meaningful indication of our performance.

The following tables reconciles the pro forma EBITDA and Adjusted EBITDA from continuing operations of the Company for the year ended December 31, 2015 and for the six months ended June 30, 2016 (dollars in thousands).

	Pro Forma Six Months Ended June 30, 2016 (unaudited)	Pro Forma Year Ended December 31, 2015 (unaudited)
Reconciliation of Net earnings (loss) from continuing operations to EBITDA and Adjusted EBITDA from continuing operations
Net earnings (loss) from continuing operations	$10,347	$863
Interest expense	1,570	3,194
Interest expense from joint venture	1,056	1,690
Loss on debt extinguishment	1,116	1,725
Income tax expense	0	0
Depreciation and amortization expense	2,698	6,609
Depreciation and amortization expense from joint venture	713	1,141

EBITDA	17,500	15,222
Net gain on disposition of assets	(12,226)	(4,802)
Impairment loss	914	2,808
Net (gain) loss on derivatives and convertible debt	190	77
Acquisition and terminated transactions expense	147	684
Terminated equity transactions expense	0	246

Adjusted EBITDA	$6,525	$14,235

The following tables reconciles the pro forma FFO and AFFO from continuing operations of the Company for the year ended December 31, 2015 and for the six months ended June 30, 2016 (dollars in thousands).

	Pro Forma Six Months Ended June 30, 2016	Pro Forma Year Ended December 31, 2015
	(unaudited)	(unaudited)
Reconciliation of Net earnings (loss) from continuing operations to FFO and AFFO from continuing operations
Net earnings (loss) from continuing operations	$10,347	$863
Depreciation and amortization expense	2,698	6,609
Depreciation and amortization expense from joint venture	713	1,141
Net gain on disposition of assets	(12,226)	(4,802)
Impairment loss	914	2,808

FFO	2,446	6,619
(Loss) earnings attributable to noncontrolling interests	(127)	(49)
Dividends declared and undeclared and in kind dividends deemed on preferred stock	0	(7,007)

FFO available to common shareholders	2,319	(437)
Net (gain) loss on derivatives and convertible debt	190	77
Acquisition and terminated transactions expense	147	684
Terminated equity transaction expense	0	246

AFFO available to common shareholders	$2,656	$570

The following table presents summary pro forma balance sheet data as of June 30, 2016 (dollars in thousands):

BALANCE SHEET DATA

Condor Pro Forma Consolidated (unaudited)
Investments in hotel properties, net	$88,336
Investment in joint venture	$8,600
Cash and cash equivalents	$50,190
Investment in hotel properties, held for sale, net	$28,531
Total assets	$182,860
Long-term debt related to hotel properties held for sale, net of deferred financing costs	$9,151
Long-term debt, net of deferred financing costs	$31,426
Total liabilities	$47,777
Total shareholders’ equity	$132,552
Noncontrolling interest	$2,531
Total equity	$135,083

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider all of the risks described in this prospectus and the risks described in “Item 1A. Risk Factors” in our Form 10-K, which is incorporated by reference herein, before making an investment decision to purchase shares of our common stock offered by this prospectus. See “Where You Can Find More Information” and “Incorporation by Reference.” The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, cash flows, results of operations, the per share trading price of our common stock and our ability to make distributions to our shareholders. In that case, you may lose some or all of your investment in our common stock. Some of the statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Forward- Looking Statements.”

Risks Related to Our Business

We expect to have approximately $             million of indebtedness outstanding following this offering, on a pro forma basis, which may expose us to the risk of default under our debt obligations.

We expect to have approximately $             million of indebtedness outstanding following this offering, on a pro forma basis, of which $             million is full recourse to us. Payments of principal and interest on borrowings may leave us with insufficient cash resources to conduct our business or pay the distributions currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet our operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in the violation of certain covenants to which we may be subject;

•	we may default on our obligations, in which case the lenders or mortgagees may have the right to foreclose on any properties that secure the loans or collect income from our properties;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to pay, or prohibit us from paying, distributions to our shareholders; and

•	our default under any loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations and cash flow could be materially adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Risks Related to this Offering

There has been a limited public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering and our common stock may trade below the public offering price.

Prior to this offering, there has been a limited public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the public offering price. The public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the public offering price following the completion of this offering. See “Underwriting (Conflicts of Interest).”

The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

In August 2016, we paid a dividend to the holders of our common stock for the first time since 2009. The redemption of our Series A Preferred Stock and Series B Preferred Stock in April 2016 combined with the declaration and payment of dividends through June 30, 2016 on our Series D Preferred Sock enabled our board of directors to approve the resumption of common stock dividends. We intend to pay a pro rata distribution with respect to the period commencing on the date of completion of this offering and ending on             , based on a rate of $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual distribution rate of approximately             % based on a price of $            , which was the last trading price of our common shares on the Nasdaq Global Market as of                 . We may be unable to pay our intended annual distribution to shareholders out of cash available for distribution. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters’ overallotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

Our ability to make distributions may also be limited by our credit facilities. Our credit facilities with Great Western Bank require that we not pay dividends in excess of 75% of our funds from operations per year.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

The market price and trading volume of our common stock may be volatile following this offering.

Following this offering, the per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur, and investors in shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the lodging industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional or other large shareholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus;

•	the extent of investor interest in our securities;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our underlying asset value;

•	investor confidence in the stock and bond markets generally;

•	changes in tax laws;

•	future equity issuances;

•	failure to meet earnings estimates;

•	failure to maintain our REIT qualification;

•	changes in our credit ratings; and

•	general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the per share trading price of our common stock.

Our two largest shareholders hold significant voting power and have the right to designate directors, which provides these shareholders with significant power to influence our business and affairs.

After the completion of this offering, and assuming we issue              shares of our common stock in this offering, RES will beneficially own approximately             % of our outstanding common stock, and StepStone will own approximately             % of our outstanding common stock, which includes shares of our common stock issuable upon conversion of the Series D Preferred Stock and the Note.

By virtue of its voting power and board designation rights, RES and StepStone each have the power to significantly influence our business and affairs and the outcome of matters required to be submitted to shareholders for approval, including the election of our directors, amendments to our charter, mergers or sales of assets. RES’s or StepStone’s influence over our business and affairs may not be consistent with the interests of some or all of our shareholders.

In addition, the concentration of ownership of various classes of our capital stock may have the effect of delaying or preventing a change in control of our company, including a transaction that would be in the best interests of our shareholders and result in a premium to the price of our common stock. As a result, the concentration of ownership of various classes of our capital stock might negatively affect the market price of our common stock.

If we are unable to complete the acquisition of the hotel we have contracted to purchase in a timely fashion or at all, we may experience delays in locating and securing attractive alternative investments.

We anticipate the closing of our purchase, through a joint venture, of the Aloft hotel in downtown Atlanta, Georgia following consummation of this offering. However, we cannot assure you that we will acquire this hotel because the proposed acquisition is subject to a variety of factors, including the satisfaction of customary closing conditions.

If we do not complete the acquisition within our anticipated time frame or at all, we may experience delays in locating and securing attractive alternative investments. These delays could result in our future operating results not meeting expectations and adversely affect our ability to make distributions to our shareholders

Our issuance of additional shares of capital stock may reduce the market price for our common stock and dilute your beneficial ownership.

We cannot predict the effect, if any, that future sales of our shares of capital stock, or the availability of our securities for future sale, will have on the market price of our common stock. Sales of substantial amounts of our capital stock or debt securities convertible into or exercisable or exchangeable for capital stock in the public market or the perception that such sales might occur could reduce the market price of our common stock and the terms upon which we may obtain additional equity financing in the future.

The issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock including up to             shares of our common stock issuable upon exercise of warrants, for redemption of limited partner interests in our operating partnership and upon the conversion of the Note, could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing shareholders.

An increase in market interest rates may have an adverse effect on the market price of our securities.

One of the factors that investors may consider in deciding whether to buy or sell our securities is our distribution rate as a percentage of the market price of our common stock, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our common stock likely will be strongly affected by the earnings and return that we derive from our investments and income with respect to our properties and our related distributions to shareholders, and not from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our common stock. For instance, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or preferred stock, which may be senior to our common stock upon liquidation and for the purposes of distributions, may cause the market price of our common stock to decline.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including additional series of our preferred stock. We will be able to issue additional shares of preferred stock without shareholder approval, unless shareholder approval is required by applicable law or the rules of the Nasdaq Global Market or any other stock exchange or automated quotation system on which our securities may be listed or traded. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Furthermore, preferred stock and debt generally have a preference distribution or interest payments that could limit our ability to make a distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we may issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution of owners of our common stock. Other than RES and StepStone, holders of our common stock are not entitled to preemptive rights or other protections against dilution. We have previously issued four series of preferred stock, each of which ranked or ranks senior to our common stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up. See “Description of Capital Stock.”

Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests.

FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus and the documents incorporated into this prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements include statements about our intention with respect to our business, our markets, our belief that we have the liquidity and capital resources necessary to meet our known obligations; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, you should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Statements regarding the following subjects, among others, may be forward-looking:

•	the use of the proceeds of this offering;

•	the state of the U.S. economy generally or in specific geographic regions in which we operate, and the effect of general economic conditions on the lodging industry in particular;

•	our ability to maintain relationships with hotel management companies and franchisors;

•	the operating strategies and results of our hotel management companies;

•	market conditions, including occupancy levels and rates;

•	actions and initiatives of the U.S. government and changes to U.S. government policies and the execution and impart of these actions, initiatives and policies;

•	our ability to identify and acquire properties that meet our investment criteria;

•	ability to sell non-core hotels and redeploy the capital;

•	the level and volatility of prevailing market interest rates and general economic conditions;

•	financing risks, such as our inability to refinance debt as it matures or to obtain debt or equity financing on favorable terms, or at all;

•	our ability to maintain our qualification as a REIT for federal income tax purposes;

•	compliance with applicable laws, including those concerning the environment and access by persons with disabilities;

•	the availability and cost of insurance; and

•	other factors discussed under the heading “Risk Factors” in this prospectus, in our Form 10-K and in other documents we have filed with the Securities and Exchange Commission, or SEC, and which we incorporate by reference into this prospectus.

In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. Except as required by law, we undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

USE OF PROCEEDS

We estimate the net proceeds we will receive from the sale of our common stock in this offering, assuming a public offering price of $             per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting the underwriting discount and the estimated offering expenses payable by us, will be approximately $             million (or approximately $             million if the underwriter’s overallotment option is exercised in full).

We intend to use the net proceeds as follows:

•	approximately $ million to repay certain indebtedness; and

•	any remaining proceeds to fund acquisitions of hotels, for general corporate purposes, which may include the repayment of outstanding indebtedness and the funding of capital expenditures at our hotels.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short term investment grade securities or money-market accounts that are consistent with our intention to remain qualified as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits.

Certain of the underwriters and their affiliates have engaged in commercial dealings with us and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. See “Underwriting (Conflicts of Interest)”.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades on the Nasdaq Global Market under the symbol “CDOR.” The closing sales price for our common stock on August 10, 2016 was $1.91 per share. The table below sets forth the high and low sales prices per share for our common stock reported on the Nasdaq Global Market for the periods indicated.

	Condor Hospitality Trust, Inc. Common Stock
	High	Low
Fiscal year ending December 31, 2016
Third Quarter (through August 10, 2016)	$2.22	$1.70
Second Quarter	$2.60	$1.51
First Quarter	$2.24	$0.70
Fiscal year ending December 31, 2015
Fourth Quarter	$1.59	$1.00
Third Quarter	$2.74	$0.80
Second Quarter	$3.70	$1.61
First Quarter	$2.27	$1.42
Fiscal year ending December 31, 2014
Fourth Quarter	$2.89	$1.73
Third Quarter	$3.17	$1.55
Second Quarter	$2.23	$1.17
First Quarter	$4.25	$1.43

In August 2016, we paid a dividend to the holders of our common stock of $0.01 per share for the second quarter. No dividends on our common stock were paid in the other periods presented above. We intend to pay a pro rata distribution with respect to the period commencing on the date of completion of this offering and ending on             , based on a rate of $             per share for a full quarter. The actual amount of future dividends will be determined by the board of directors based on the actual results of operations, economic conditions, capital expenditure requirements and other factors that the board of directors deems relevant.

As of August 8, 2016, there were 52 holders of record of our common stock and the approximate number of beneficial owners was 1,585.

CAPITALIZATION

The following table sets forth our total capitalization on: (i) an actual basis at June 30, 2016; and (ii) an as-adjusted basis. The as adjusted column reflects our capitalization, as of June 30, 2016, after giving effect to:

•	the sale of our common stock in this offering and the application of the net proceeds therefrom as described under “Use of Proceeds;” and

•	the conversion of all outstanding shares of Series D Preferred Stock and the Note at the closing of this offering into 39,664,474 shares of our common stock;

	As of June 30, 2016
	Actual	As adjusted
	(in thousands, except per share data)
Total debt, net of deferred financing cost	70,432
Shareholders’ equity:
6.25% Series D Preferred Stock, $0.01 par value per share, 6,700,000 shares authorized, 6,245,156 shares outstanding (actual) and 0 shares outstanding (as adjusted)	61,381
Common stock, $.01 par value per share, 200,000,000 shares authorized, 4,941,878 shares outstanding (actual) and shares outstanding (as adjusted)(1)	49
Additional paid-in capital	118,534
Accumulated deficit	(117,058)

Total shareholders’ equity	62,906
Noncontrolling interest:
Noncontrolling interest in consolidated partnership, redemption value $1,474	2,531

Total equity	65,437

Total capitalization	135,869

(1)	Common stock outstanding on an as adjusted basis excludes (i) 4,583 shares of common stock issuable upon exercise of vested outstanding options granted to our employees with a weighted average exercise price of $7.95 per share and 1,042 shares of common stock issuable upon exercise of vested outstanding options granted to our employees with a weighted average exercise price of $8.08 per share, (ii) 3,750,000 shares of our common stock reserved for issuance upon exercise of the warrants held by RES with an exercise price equal to $1.92 per share of our common stock, (iii) 430,000 shares of our common stock reserved for issuance upon exercise of warrants held by Mr. Blackham with an exercise price equal to $1.92 per share of our common stock; (iv) 957,380 shares of our common stock reserved for issuance upon redemption of limited partnership interests in Supertel Limited Partnership and (v) up to shares of our common stock the underwriters may purchase to cover overallotments, if any.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our historical consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Form 10-K and our Form 10-Q, both of which are incorporated by reference in this prospectus.

The unaudited selected pro forma financial data gives effect to:

(1)	Our acquisition of the 116-room San Antonio, Texas Springhill Suites by Marriott on October 1, 2015 and the 142-room Atlanta, Georgia Hotel Indigo and 120-room Jacksonville, Florida Courtyard by Marriott on October 2, 2015;

(2)	Our disposition of two non-core hotel properties that closed on July 13, 2015;

(3)	The series of agreements entered into on March 16, 2016 providing for:

a.	The issuance and sale of 3,000,000 shares of our Series D Preferred Stock for an aggregate purchase price of $30 million;

b.	The exchange of all of our outstanding Series C Preferred Stock plus cumulative accrued and unpaid dividends for 3,245,156 shares of Series D Preferred Stock plus cash dividends of $1.484 million and 6.25% Convertible Debt of $1.012 million;

c.	The cash redemption of all of our outstanding Series A Preferred Stock and Series B Preferred Stock plus cumulative accrued and unpaid dividends, which was completed on April 15, 2016 for a total redemption price, including related expenses, of $20.167 million;

(4)	This offering, including:

a.	The receipt of the proceeds, net of estimated expenses, from this offering;

b.	The use of the proceeds from this offering assumed to be used to repay certain existing debt with the remaining cash remaining available for future acquisitions;

c.	The conversion of 6,245,156 shares of our Series D Preferred Stock into 39,032,225 shares of our common stock assuming that the gross proceeds from this offering are $50 million or more as is required by the terms of the Series D Preferred Stock;

d.	The conversion of $1.012 million of our Convertible Debt into 632,249 shares of our common stock assuming that the gross proceeds from this offering are $50 million or more as is required by the terms of the Convertible Debt;

(5)	The funding of our portion of the Spring Street Hotel Property II LLC joint venture entered into on July 26, 2016, of which we own 80%, to acquire the 254-room Aloft hotel in downtown Atlanta, Georgia.

(6)	The common stock dividend of $0.01 per share announced on July 11, 2016, payable on August 3, 2016 to shareholders of record on July 22, 2016.

(7)	The common stock sold in this offering is sold for $2.00 or greater per share and we are not required to pay a make whole payment from the proceeds of this offering to the holders of the Series D Preferred Stock.

The pro forma balance sheet data gives effect to each of the transactions referred to above that occurred subsequent to June 30, 2016, as if the transactions had occurred on June 30, 2016. The pro forma statement of operations data is presented as if each of the transactions referred to above had occurred on January 1, 2015.

The unaudited selected pro forma financial data and operating data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made. You should read the assumptions on which the unaudited pro forma financial data is based from pages F-2 through F-9 in connection with the pro forma financial data contained in this summary.

	Historical
	As of and For the Six Months Ended June 30, (unaudited)		As of and for the Years Ended December 31,
(In thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
Operating data:
Room rentals and other hotel services	$25,991	$28,710	$57,341	$57,409	$53,782	$55,733	$52,480

Net earnings (loss)	16,030	(2,449)	14,322	(16,259)	(1,353)	(10,220)	(17,477)
Loss (earnings) attributable to noncontrolling interest	(567)	3	(1,197)	23	2	10	32

Net earnings (loss) attributable to controlling interests	15,463	(2,446)	13,125	(16,236)	(1,351)	(10,210)	(17,445)
Preferred stock dividends declared and undeclared and in kind dividends deemed on preferred stock	(18,797)	(1,793)	(3,632)	(3,452)	(3,349)	(3,169)	(1,474)

Net earnings (loss) attributable to common shareholders	(3,334)	(4,239)	9,493	(19,688)	(4,700)	(13,379)	(18,919)

EBITDA(1)	22,459	3,512	25,680	(1,176)	15,382	14,237	3,017

Adjusted EBITDA(1)	4,337	5,586	10,945	13,413	12,397	17,063	15,997

FFO available to common shareholders(1)	(12,626)	668	10,806	(12,968)	7,874	(2,253)	3,933

Adjusted FFO(1)	(18,758)	572	158	1,450	(391)	(1,766)	4,057

Weighted average number of shares outstanding:
Basic	4,941	4,837	4,886	3,897	2,890	2,885	2,872

diluted for EPS calculation	4,941	4,837	23,241	3,897	2,890	2,885	2,872

Net earnings (loss) per common share from continuing operations - basic	(0.81)	(1.37)	1.22	(5.84)	(0.64)	(3.85)	(1.59)

Net earnings (loss) per common share from discontinued operations - basic	0.13	0.49	0.72	0.79	(0.99)	(0.79)	(5.00)

Net earnings (loss) per common share basic	(0.68)	(0.88)	1.94	(5.05)	(1.63)	(4.64)	(6.59)

Net earnings (loss) per common share diluted	(0.68)	(0.88)	—	(5.05)	(1.63)	(4.64)	(6.59)

Total assets	143,069	130,160	142,346	144,820	169,500	199,223	220,382
Total debt, net of deferred financing fees	69,241	77,688	86,011	91,063	115,460	130,197	165,056
Net cash flow:
Provided by operating activities	2,241	2,708	4,970	5,507	2,723	6,636	3,826
Provided by investing activities	23,987	14,862	5,398	17,942	15,613	4,223	8,147
Provided by (used by) financing activities	(12,099)	(13,619)	(5,671)	(23,321)	(19,182)	(10,247)	(12,027)

1.	See “Summary – Summary Pro Forma Financial Information” for more detailed explanations of EBITDA, Adjusted EBITDA, FFO and Adjusted FFO.

	Historical
	As of and For the Six Months Ended June 30, (unaudited)		As of and for the Years Ended December 31,
(In thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
RECONCILIATION OF BASIC AND DILUTED EPS
Numerator: Basic(1) Net earnings (loss) attributable to common shareholders:
Continuing operations – basic	$(3,989)	$(6,626)	$5,956	$(22,740)	$(1,833)	$(11,099)	$(4,615)
Discontinued operations – basic	655	2,387	3,537	3,052	(2,867)	(2,280)	(14,304)

Total basic	$(3,334)	$(4,239)	$9,493	$(19,688)	$(4,700)	$(13,379)	$(18,919)

Numerator: Diluted(1) Net earnings (loss) attributable to common shareholders from continuing operations	$(3,989)	$(6,626)	$5,956	$(22,740)	$(1,833)	$(11,099)	$(4,615)
Gain on warrant derivative	0	0	(4,122)	0	0	0	0
Gain on Series C Preferred Stock embedded derivative	0	0	(7,533)	0	0	0	0
Undeclared dividends on Series C Preferred Stock	0	0	2,074	0	0	0	0

Continuing operations – diluted	(3,989)	(6,626)	(3,625)	(22,740)	(1,833)	(11,099)	(4,615)
Discontinued operations – diluted	655	2,387	3,537	3,052	(2,867)	(2,280)	(14,304)

Total diluted	$(3,334)	$(4,239)	$(88)	$(19,688)	$(4,700)	$(13,379)	$(18,919)

Denominator
Weighted average number of common shares - basic	4,940,836	4,836,856	4,885,625	3,897,092	2,889,823	2,885,041	2,872,218
Unvested stock	0	0	4,025	0	0	0	0
Series C Preferred Stock	0	0	18,750,000	0	0	0	0
Warrants – employees	0	0	691	0	0	0	0
Warrants – RES	0	0	(399,788)	0	0	0	0

Weighted average number of common shares - diluted	4,940,836	4,836,856	23,240,563	3,897,092	2,889,823	2,885,041	2,872,218

Earnings per Share
Continuing operations – basic	$(0.81)	$(1.37)	$1.22	$(5.84)	$(0.64)	$(3.85)	$(1.59)
Discontinued operations – basic	0.13	0.49	0.72	0.79	(0.99)	(0.79)	(5.00)

Total – basic earnings per share	$(0.68)	$(0.88)	$1.94	$(5.05)	$(1.63)	$(4.64)	$(6.59)

Continuing operations – diluted	$(0.81)	$(1.37)	$(0.15)	$(5.84)	$(0.64)	$(3.85)	$(1.59)
Discontinued operations – diluted	0.13	0.49	(0.15)	0.79	(0.99)	(0.79)	(5.00)

Total – diluted earnings per share	$(0.68)	$(0.88)	$0.00	$(5.05)	$(1.63)	$(4.64)	$(6.59)

1.	The loss (earnings) attributable to noncontrolling interest is allocated between continuing and discontinued operations for the purpose of the EPS calculation.

	Historical
	As of and For the Six Months Ended June 30, (unaudited)		As of and for the Years Ended December 31,
(In thousands)	2016	2015	2015	2014	2013	2012	2011
RECONCILIATION OF NET EARNINGS (LOSS) TO EBITDA AND ADJUSTED EBITDA(1)
Net earnings ( loss)	$16,030	$(2,449)	$14,322	$(16,259)	$(1,353)	$(10,220)	$(17,477)
Interest expense	2,582	3,217	5,745	8,256	8,277	9,869	11,371
Loss on debt extinguishment	1,149	7	213	278	1,164	191	1,031
Income tax expense (benefit)	0	0	0	0	0	5,610	(1,904)
Depreciation and amortization expense	2,698	2,737	5,400	6,549	7,294	8,787	9,996
EBITDA	$22,459	$3,512	$25,680	$(1,176)	$15,382	$14,237	$3,017
Net gain on disposition of assets	(12,904)	(1,540)	(7,795)	(2,750)	(1,806)	(7,833)	(1,452)
Impairment loss	914	3,710	3,708	2,921	7,086	10,172	14,308
Net (gain) loss on derivatives and convertible debt	(6,279)	(113)	(11,578)	14,430	(10,028)	247	0
Acquisition and terminated transaction expense	147	17	684	0	713	240	124
Gain on debt conversion	0	0	0	(88)	0	0	0
Terminated equity transactions	0	0	246	76	1,050	0	0

Adjusted EBITDA	$4,337	$5,586	$10,945	$13,413	$12,397	$17,063	$15,997

1.	See “Summary – Summary Pro Forma Financial Information” for more detailed explanations of EBITDA, Adjusted EBITDA, FFO and Adjusted FFO

	Historical
	As of and For the Six Months Ended June 30, (unaudited)		As of and for the Years Ended December 31,
(In thousands)	2016	2015	2015	2014	2013	2012	2011
RECONCILIATION OF NET EARNINGS (LOSS) TO FFO AND ADJUSTED FFO(1)
Net earnings (loss)	$16,030	$(2,449)	$14,322	$(16,259)	$(1,353)	$(10,220)	$(17,477)
Depreciation and amortization expense	2,698	2,737	5,400	6,549	7,294	8,787	9,996
Net (gain) loss on disposition of assets	(12,904)	(1,540)	(7,795)	(2,750)	(1,806)	(7,833)	(1,452)
Impairment loss	914	3,710	3,708	2,921	7,086	10,172	14,308

FFO	$6,738	$2,458	$15,635	$(9,539)	$11,221	$906	$5,375
(Earnings) loss attributable to noncontrolling interest	(567)	3	(1,197)	23	2	10	32
Dividends declared and undeclared and in kind dividends deemed on preferred stock	(18,797)	(1,793)	(3,632)	(3,452)	(3,349)	(3,169)	(1,474)

FFO attributable to common shareholders	$(12,626)	$668	$10,806	$(12,968)	$7,874	$(2,253)	$3,933
Net (gain) loss on derivatives and convertible debt	(6,279)	(113)	(11,578)	14,430	(10,028)	247	0
Acquisition and terminated transaction expense	147	17	684	0	713	240	124
Gain on debt conversion	0	0	0	(88)	0	0	0
Terminated equity transactions	0	0	246	76	1,050	0	0

Adjusted FFO attributable to common shareholders	$(18,758)	$572	$158	$1,450	$(391)	$(1,766)	$4,057

1.	See “Summary – Summary Pro Forma Financial Information” for more detailed explanations of EBITDA, Adjusted EBITDA, FFO and Adjusted FFO.

Additional Non-GAAP Reconciliations

We calculate property operating income (“POI”) as room rentals and other hotel services revenue less hotel and property operating expenses. We believe POI is helpful to investors as it better communicates the comparability of our operating results for all of the Company’s hotel properties.

The following table reconciles operating income (loss) to POI for the indicated periods and POI as a percentage of total revenue of continuing operations and discontinued operations. All amounts presented include only continuing operations unless otherwise noted.

	For the Six Months Ended June 30		Years Ended December 31
(in thousands)	2016	2015	2015	2014	2013
RECONCILIATION OF OPERATING INCOME (LOSS) TO POI
Operating income (loss)	$1,443	$1,899	$3,332	$3,448	$(206)
Depreciation and amortization	2,698	2,737	5,400	6,437	6,258
General and administrative expense	2,725	2,732	5,493	4,192	3,923
Acquisition and terminated transactions expense	147	17	684	—	713
Terminated equity transactions expense	—	—	246	76	1,050
Room rentals and property operations revenue, discontinued operations	673	2,174	4,296	14,969	25,228
Hotel and property operating expense, discontinued operations	(626)	(1,907)	(3,125)	(11,545)	(20,680)

POI	7,060	$8,192	$16,324	$17,577	$16,286

Revenue – continuing operations	$25,991	$28,710	$57,341	$57,409	$53,786
Revenue – discontinued operations	673	2,714	4,296	14,969	22,847

Total	$26,664	$31,424	$61,637	$72,378	$79,010
POI as a percentage of revenue from continuing operations and discontinued operations	26.4%	26.0%	26.5%	24.3%	20.6%

Enterprise value (“EV”) is a non-GAAP measure management believes is a useful measure to assess the overall market value of the Company. EV is calculated with the period-end closing common stock share price and adding preferred stock and long-term debt, less cash and cash equivalents.

Net Debt is a non-GAAP measure used to show the Company’s outstanding long-term debt, less cash and cash equivalents. We believe that the presentation of net debt as a percentage of EV provides useful information to investors because it reflects the impact on the Company’s balance sheet and liquidity profile through a combination of new sales proceeds from non-core hotel sales and the recent private placement of Series D Preferred Stock.

The following is a reconciliation of EV and net debt for the periods presented in this prospectus.

(dollars in thousands, except per share price)	December 31, 2014	June 30, 2016
Market capitalization(1)	$10,869	$9,085
Preferred stock(2)	50,527	62,452
Net debt(3)	92,514	52,276
EV	153,910	123,813
Net debt / EV	60.1%	42.2%

1.	At December 31, 2014, 4,692,965 common shares outstanding, plus 12,126 convertible operating partnership units, at $2.31 closing share price. At June 30, 2016, 4,941,878 common shares outstanding, plus 957,380 convertible partnership units, at $1.54 closing share price.

2.	Preferred stock amounts reflect liquidation value. At December 31, 2014, $8,758 Series A Preferred Stock outstanding, plus $9,351 Series B Preferred Stock outstanding and plus $32,418 Series C Preferred Stock outstanding. At June 30, 2016, $62,452 Series D Preferred Stock outstanding.
3.	At December 31, 2014, $45,151 long-term debt, plus $47,536 long-term debt related to hotels held for sale less $173 cash and cash equivalents. At June 30, 2016, $53,719 of long-term debt plus $16,544 long-term debt related to hotels held for sale plus $1,012 convertible debt, less $18,999 cash and cash equivalents.

	Pro Forma
(In thousands, except per share data)	As of and for the six months ended June 30, 2016 (unaudited)	As of and for the year ended December 31, 2015 (unaudited)
Operating data:
Room rentals and other hotel services	$25,991	$62,626

Net earnings (loss) from continuing operations	10,347	863
Loss (earnings) from continuing operations attributable to noncontrolling interest	(127)	(49)

Net earnings (loss) from continuing operations attributable to controlling interests	10,220	814
Preferred stock dividends declared and undeclared and in kind dividends deemed on preferred stock	0	(7,007)

Net earnings (loss) from continuing operations attributable to common shareholders	10,220	(6,193)

EBITDA(1) from continuing operations	17,500	15,222

Adjusted EBITDA(1) from continuing operations	6,525	14,235

FFO available to common shareholders(1) from continuing operations	2,319	(437)

Adjusted FFO(1) from continuing operations	2,656	570

Weighted average number of shares outstanding:
basic
diluted for EPS calculation

Net earnings (loss) per common share from continuing operations - basic

Net earnings (loss) per common share from continuing operations diluted

Total assets	182,860
Total debt, net of deferred financing fees	40,577
Net cash flow:
Provided by operating activities	3,522	7,464
Provided by investing activities	24,808	(2,700)
Provided by (used by) financing activities	(13,677)	38,768

Pro Forma
(In thousands, except per share data)	As of and for the six months ended June 30, 2016 (unaudited)	As of and for the year ended December 31, 2015 (unaudited)
RECONCILIATION OF BASIC AND DILUTED EPS
Numerator: Basic Net earnings (loss) from continuing operations attributable to common shareholders:	$	$

Numerator: Diluted Net earnings (loss) attributable to common shareholders from continuing operations	$	$
Gain on warrant derivative
Gain on Series C Preferred Stock embedded derivative
Undeclared dividends on Series C Preferred Stock

Continuing operations – diluted

Denominator
Weighted average number of common shares - basic
Unvested stock
Series C Preferred Stock
Warrants – employees

Weighted average number of common shares - diluted

Earnings per Share
Continuing operations – basic	$	$

Continuing operations – diluted	$	$

	Pro Forma
(In thousands)	As of and for the six months ended June 30, 2016 (unaudited)	As of and for the year ended December 31, 2015 (unaudited)
RECONCILIATION OF NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS TO EBITDA AND ADJUSTED EBITDA FROM CONTINUING OPERATIONS(1)
Net earnings ( loss) from continuing operations	$10,347	$863
Interest expense	1,570	3,194
Interest expense from joint venture	1,056	1,690
Loss on debt extinguishment	1,116	1,725
Income tax expense	0	0
Depreciation and amortization	2,698	6,609
Depreciation and amortization expense from joint venture	713	1,141

EBITDA	17,500	15,222
Net gain on disposition of assets	(12,226)	(4,802)
Impairment loss	914	2,808
Net (gain) loss on derivatives and convertible debt	190	77
Acquisition and terminated transaction expense	147	684
Terminated equity transactions	0	246

Adjusted EBITDA	$6,525	$14,235

	Pro Forma
(In thousands)	As of and for the six months ended June 30, 2016 (unaudited)	As of and for the year ended December 31, 2015 (unaudited)
RECONCILIATION OF NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS TO FFO AND ADJUSTED FFO(1)
Net earnings (loss) from continuing operations	$10,347	$863
Depreciation and amortization expense	2,698	6,609
Depreciation and amortization expense from joint venture	713	1,141
Net gain on disposition of assets	(12,226)	(4,802)
Impairment loss	914	2,808

FFO	2,446	6,619
(Loss) earnings attributable to noncontrolling interest	(127)	(49)
Dividends declared and undeclared and in kind dividends deemed on preferred stock	0	(7,007)

FFO available to common shareholders	2,319	(437)
Net (gain) loss on derivatives and convertible debt	190	77
Acquisition and terminated transaction expense	147	684
Terminated equity transactions	0	246

Adjusted FFO available to common shareholders	$2,656	$570

1.	See “Summary – Summary Pro Forma Financial Information” for more detailed explanations of EBITDA, Adjusted EBITDA, FFO and Adjusted FFO.

U.S. HOTEL OVERVIEW AND OUTLOOK

Following the global economic recession of 2008 and 2009, the U.S. economy has enjoyed a prolonged period of expansion and stabilization, and lodging industry experts, including CBRE, are projecting a continued expansion through 2020.

Lodging Industry Fundamentals

Lodging industry fundamentals have historically lagged broader economic activity. After 19 consecutive months of year-over-year RevPAR declines between August 2008 and February 2009, the U.S. lodging industry began to experience a period of prolonged RevPAR expansion as the broader economy recovered from the Great Recession. Beginning in 2010, the U.S. lodging industry has experienced six consecutive years of RevPAR growth, as measured against the prior year, driven by a combination of expansion in room-night demand and a growth in supply that lagged long-term historical averages. In a recovery from the lows experienced in 2008 and 2009, during which hotel room-night demand decreased 2.3% and 6.0%, respectively, marking the greatest decline in the past 22 years, room-night demand grew at a compounded annual rate of 2.9% from 2011 through 2015. Conversely, room supply growth, which averaged 0.6% from 2011 through 2015, lagged the historical average of 1.9%. We believe the continued forecasted strengthening of the U.S. economy coupled with the strong supply and demand dynamics previously discussed will lead to a continued expansion in RevPAR for the industry. To this point, CBRE forecasts that RevPAR will continue to grow at a compounded annual rate of 4.1% through 2020.

We believe that demand and supply growth, combined with continued strengthening of economic fundamentals, notably income and GDP growth, will support a continuation of the current lodging cycle, particularly in secondary markets. According to CBRE, RevPAR increased 6.3% and 5.7% in our target upper-midscale and upscale segments, respectively, in 2015, and we expect this trend of RevPAR growth to continue as the U.S. economy continues to strengthen. CBRE currently projects compounded annual RevPAR growth of upper-midscale hotels and upscale hotels to be 4.6% and 3.5%, respectively, from 2016 through 2020, two of the highest growth rates of any industry segment. We expect that our hotels will realize significant RevPAR gains as our target markets and lodging industry continue to improve.

Demand Overview

Room-night demand in the U.S. lodging industry is directly correlated to macroeconomic trends. Key drivers of demand include growth in GDP, corporate profits, capital investments, income, and employment.

According to CBRE, U.S. GDP increased 2.4% in both 2014 and 2015 while room-night demand increased 4.2% and 2.8% during those two years, respectively. CBRE is forecasting GDP growth of 2.0%, 3.0% and 2.7% in 2016, 2017 and 2018, respectively, and CBRE expects that room-night demand will grow at similar rates over those years as the U.S. economy continues to strengthen. Chart 1 shown below illustrates the strong correlation between U.S. GDP and demand for hotel rooms.

Chart 1 | Annual Percentage in U.S. Hotel Room Demand vs. U.S. GDP Growth

Annual Percentage Change in U.S. Hotel Room Demand vs. U.S. GDP Growth

Source: CBRE

STR

With expected growth in room-night demand and new supply as a percentage of existing supply in line with long-term historical averages, ADR and RevPAR are projected to continue to increase through at least 2020.

U.S. Hotel Industry Annual Occupancy

Source: CBRE

STR

Supply Overview

Growth in lodging supply typically lags growth in room-night demand. Key drivers of lodging supply in a market include the availability and cost of capital, construction costs, local real estate market conditions, and the availability and pricing of existing properties. In an effort to curtail risk following the Great Recession of 2008 and 2009, we believe traditional lenders to the lodging industry are now less willing to extend construction financing above 65% of the cost of construction. We believe that this, along with the inefficiencies in the financing market nationally, are the main contributors to expected supply growth not exceeding the long-term historical average through 2020, despite the dramatic increase in room-night demand that has occurred over the last six years. The charts appearing below outline the relationship between the supply and demand of hotel rooms across all segments, and in the upscale and upper-midscale segments of the U.S. lodging industry more specifically, over the last 28 years, with annual detail for 2011 through 2015 and yearly projections for 2016 through 2020.

All U.S. Hotels - Annual Historical and Projected Change in RevPAR, Room Supply and Room Demand

Source: CBRE

Upscale U.S. Hotels - Annual Historical and Projected Change in RevPAR, Room Supply and Room Demand

Source: CBRE

Upper-Midscale U.S. Hotels - Annual Historical and Projected Change in RevPAR, Room Supply and Room Demand

Source: CBRE

CBRE projects room supply across all segments to increase 1.8% in 2016, 2.1% in 2017, and 2.3% in 2018, which is in line with the 1.9% long-term historical average. We believe this merely average projected supply growth, despite strong forecasted demand growth and record high RevPAR levels, is due to scarcity of financing for hotel properties and operating fundamentals that do not generate adequate returns relative to the elevated cost of new hotel construction. The lodging industry is influenced significantly by the cyclical relationship between the supply of and demand for hotels and, as a result, we believe measured new room supply growth will create an environment favorable for sustainable increases in ADR and RevPAR.

INVESTMENT POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our shareholders, except as described below with respect to our qualification as a REIT. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that a change is in our and our shareholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

Our investment objective is to acquire hotels that meet our investment criteria. Our business is focused principally on the acquisition and ownership of hotels. Although we intend primarily to acquire hotels, we also may participate with other entities in property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness that may have priority over our equity.

We have historically acquired hotels in the eastern coastal and midwestern states but we do not have a policy of limiting our acquisitions or development of our hotels to any geographic areas. We intend to continue to operate as a REIT, and our investments in our hotels are primarily to generate income. In order to maintain our qualification as a REIT, we will continue to have our hotels managed by third parties. We use long-term financing to acquire our hotels, and we intend to make additional investments in operating hotels and may incur additional indebtedness to make such investments or to meet the distribution requirements imposed by the REIT provisions of the Code, to the extent that cash flow from our investments and working capital is insufficient. We intend to adhere to our long-term strategy to maintain our total net debt to total hotel investment to less than             %. We intend to target aggregate long-term debt financing of future acquisitions at approximately             % of our aggregate purchase valuations.

While we will emphasize acquisition of hotels, we may, in our discretion, invest in mortgages and other real estate interests, including securities of other REITs. We may invest in participating, convertible or other types of mortgages if we conclude that by doing so we may benefit from the cash flow or any appreciation in the value of the subject property. Such mortgages are similar to equity participation, because they permit the lender to either participate in increasing revenues from the property or convert some or all of that mortgage to equity ownership interest. We have not invested in, and do not presently intend to invest in, mortgages or real estate interests other than hotels.

Investments in Real Estate Mortgages

We have no current intention of investing in loans secured by properties or making loans. However, we do not have a policy limiting our ability to invest in loans secured by properties or to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Investments in Other Securities

Generally, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to maintain our qualification as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition Policy

We may undertake the sale of one or more of the hotels from time to time in response to changes in market conditions, our current or projected return on our investment in the hotels or other factors which we deem relevant. Just as we carefully evaluate the hotels we plan to acquire, our asset management team periodically evaluates our existing portfolio of hotels to determine if a hotel is likely to underperform in the market. If we determine that a hotel no longer is competitive in a market and has limited opportunity to be repositioned, we will look to monetize the hotel in a disciplined and timely manner within the constraints of the market and the lender’s covenant. The process of identifying hotels for disposition is closely related to the investment criteria and the overall direction of the organization.

Issuance of Additional Securities

Subject to applicable law and requirements for listed companies on the Nasdaq Global Market, our board of directors has the authority, without further shareholder approval (except for RES and StepStone in certain circumstances), to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing shareholders, except for RES and StepStone, will have no preemptive right to additional stock issued in any offering, and any offering might cause a dilution of investment. We may in the future issue common stock in connection with acquisitions. We also may issue units of limited partnership interest in our operating partnerships in connection with hotel acquisitions.

Our board of directors may authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control in us that might involve a premium price for holders of our common stock or otherwise might be in their best interests. Additionally, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock.

Repurchase of Our Securities

We may, under certain circumstances, purchase our common stock and preferred stock in the open market or in private transactions with our shareholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any common stock, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT. At present, no stock repurchase plan has been approved by our board of directors.

Financing Policies

We intend to make additional investments in operating hotels and may incur additional indebtedness to make such investments or to meet the distribution requirements imposed by the REIT provisions of the Code, to the extent that cash flow from our investments and working capital is insufficient. The proceeds of any borrowing by the Supertel Limited Partnership may be used, unless limited by the terms of the borrowing, for the payment of distributions or dividends, working capital or to finance acquisitions, expansions, additions or renovations of operating hotels.

We will invest in additional hotels only as suitable opportunities arise. We will not undertake investments in such hotels unless adequate sources of financing are available. It is expected that future investments in hotels will be dependent on and financed by the proceeds from additional issuances of common stock or other securities or borrowings. If our board of directors determines to raise additional equity capital, the board has the authority, without shareholder approval (other than RES and StepStone in certain circumstances), to issue additional common stock or other capital shares in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Other than RES and StepStone, common shareholders have no preemptive right to purchase shares issued in any offering, and any such offering might cause a dilution of a shareholder’s investment in us.

Conflict of Interest Policies

We have adopted our Code of Business Conduct and Ethics with provisions setting forth our expectation that our directors, employees and agents will avoid conflicts of interest. Our board of directors is subject to certain provisions of Maryland law, which are designed to eliminate or minimize the influence of certain potential conflicts of interest. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.

Reporting Policy

Generally, we intend to make available to our shareholders audited annual financial statements and annual reports. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Pursuant to these requirements, we must file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF CAPITAL STOCK

The following summary discusses the material terms of our capital stock and does not purport to be a complete summary and is qualified in its entirety by reference to Maryland laws and our articles of incorporation and bylaws, copies of which have previously been filed with the SEC. See “Where You Can Find More Information.”

General

Our articles of incorporation provide that we may issue up to 240,000,000 shares of capital stock, consisting of 200,000,000 shares of common stock, $0.01 par value per share, and 40,000,000 shares of preferred stock, $0.01 par value per share. Under Maryland law, our shareholders are not personally liable for our debts and obligations solely as a result of their status as shareholders. As of the date of this prospectus, there are 4,952,190 shares of our common stock issued and outstanding and 6,245,156 shares of our Series D Preferred Stock issued and outstanding.

It is our intention that the successful completion of this offering will cause the shares of Series D Preferred Stock to automatically convert into shares of our common stock pursuant to the terms of the Series D Preferred Stock. If this offering is successful in raising $50 million or more of gross proceeds, all of the shares of the Series D Preferred Stock and the Note will be automatically converted into 39,664,474 shares of our common stock. In the event the shares of common stock in this offering are sold for less than $2.00 per share, then we anticipate that we will be required to pay a “Make Whole Payment”, as described herein, from the proceeds of this offering to the holders of the Series D Preferred Stock in order to cause such automatic conversion.

Transfer Agent

The transfer agent and registrar for our common stock and Series D Preferred Stock is American Stock Transfer & Trust Company, LLC.

Preemptive Rights

Pursuant to agreements with RES and StepStone, we granted each of RES and StepStone the right to purchase our equity shares or securities convertible into our equity shares in our public and non-public offerings of our equity securities or securities convertible into our equity securities for cash proportional to their combined fully diluted beneficial ownership of our common stock (including common stock issuable upon conversion of the Series D Preferred Stock and exercise of the warrants) at the same price and on the same terms as offered to others in the offering. The purchase right terminates on January 31, 2019, or later on January 31, 2021 for RES or StepStone if they beneficially own at least 10,000,000 shares of common stock at the time of the offering. The purchase right does not apply to issuances of equity securities (a) as employee equity awards or (b) for consideration in acquisition transactions.

Description of Our Common Stock

Voting Rights

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of shares of capital stock, holders of our common stock and holders of the Series D Preferred Stock possess the exclusive voting power. Except as otherwise required by law or with respect to any outstanding shares of any series of our preferred stock, including the Series D Preferred Stock, holders of our common stock vote together with holders of the Series D Preferred Stock as a single class. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the combined voting power of our outstanding shares of common stock and our outstanding shares of Series D Preferred Stock have the ability to elect all of the members of our board of directors.

Dividend Rights

Subject to the Maryland General Corporation Law and the preferential rights of any other series of shares of our preferred stock, holders of our common stock are entitled to receive dividends and other distributions if and when authorized and declared by the board of directors out of assets legally available therefor and to share ratably in our assets legally available for distribution to shareholders in the event of liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities.

RES and StepStone Approval

RES has the right to appoint up to four directors to our board of directors pursuant to the directors designation agreement that RES entered into with us in February 2012. RES may nominate (a) four directors if it owns 34% of the total number of votes represented by our voting stock, (b) three directors if it owns 22% or more but less than 34% of the total number of votes represented by our voting stock, (c) two directors if it owns 14% or more but less than 22% of the total number of votes represented by our voting stock, and (d) one director if it owns 7% or more but less than 14% of the total number of votes represented by our voting stock. For purposes of RES’s right to appoint directors, “voting stock” means capital stock having the power to vote generally for the election of directors of our company and currently consists of our common stock and the Series D Preferred Stock, which are voted by the holders as one group. StepStone has the right to appoint up to three directors to our board of directors pursuant an investor rights agreement that StepStone entered into with us in March 2016. StepStone may nominate (a) three directors if it owns 22% or more of the outstanding voting power of Condor, (b) two directors if it owns 14% or more but less than 22% of the outstanding voting power of Condor and (c) one director if it owns 7% or more but less than 14% of the outstanding voting power of Condor. Our common stock and Series D Preferred Stock are voted by the holders as one group, and represent all of the voting power of Condor.

Upon the successful completion of this offering, and assuming we issue         shares of our common stock in this offering, RES will hold common stock which will represent approximately         % of the voting power of Condor, and StepStone will hold common stock which will represent approximately         % of the voting power of Condor. As a result, (a) RES will have the right to nominate three directors and (b) StepStone will have the right to nominate three directors.

As long as either RES or StepStone has the right to designate two or more directors to our board of directors pursuant to their agreements with us, the following requires the approval of RES and/or StepStone:

•	the merger, consolidation, liquidation or sale of substantially all of the assets of Condor;

•	the sale by us of common stock or securities convertible into common stock equal to 20% or more of the outstanding common stock or voting stock; or

•	any transaction by us of more than $120,000 in which any of our directors or executive officers or any member of their immediate family will have a material interest, exclusive of employment compensation and interests arising solely from the ownership of our equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis.

Other Rights

Shares of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of our common stock are validly issued, fully paid and nonassessable shares. The shares of common stock issuable pursuant to this prospectus will be duly authorized, validly issued, fully paid and nonassessable shares.

Description of Preferred Stock

Our articles of incorporation permit our board of directors to authorize the issuance of shares of our preferred stock from time to time, in one or more series. Our board of directors may grant the holders of any series of our preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of common shareholders. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transactions that holders of some, or a majority, of the shares of our common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of our common stock might receive a premium for their shares of common stock over the then current market price of shares of common stock.

Series D Preferred Stock

Dividends. A holder of Series D Preferred Stock receives preferential cumulative cash dividends at the rate of 6.25% per annum of the $10.00 face value per share (equivalent to a fixed annual amount of $0.625 per year) as an annual cumulative dividend, payable quarterly, commencing June 30, 2016, for each share of Series D Preferred Stock, when authorized by our board of directors or a duly authorized committee thereof. Dividends are cumulative and accrue, whether or not declared, and unpaid dividends will earn 6.25% interest, compounded quarterly.

Whenever the dividends on any share of Series D Preferred Stock are in arrears for four consecutive quarters, then upon written notice delivered by one or more holders that hold in the aggregate not less than 40% of the outstanding Series D Preferred Stock (a “Dividend Event Notice”), we will (a) take all appropriate action reasonably within our means to maximize the assets legally available for paying such dividends and to monetize such assets (for example, but without limiting the generality of the foregoing, by selling or liquidating all of some of our assets or by selling our company as a going concern), (b) pay out of all such assets legally available (including any proceeds from any sale or liquidation of such assets) the maximum possible amount of such unpaid dividends and (c) thereafter, at any time and from time to time when our additional assets (including any proceeds from any sale or liquidation of such assets) become legally available to pay such unpaid dividends, pay such remaining unpaid dividends until all dividends accumulated on the Series D Preferred Stock have been fully paid.

Rank. With respect to dividend rights and rights upon our liquidation, dissolution or winding up, the Series D Preferred Stock will rank (a) prior or senior to our common stock, (b) prior or senior to all our classes or series of preferred stock (the “Preferred Stock”), the terms of which specifically provide that such shares rank junior to the Series D Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company (together with our common stock, collectively, “Junior Shares”), (c) on a parity with all classes or series of shares of our Preferred Stock, the terms of which specifically provide that such shares rank on a parity with the Series D Preferred Stock (collectively, “Parity Shares”) and (d) junior to all our existing and future indebtedness.

Liquidation Preference. Upon our liquidation, dissolution or winding up, before any distribution is made to the holders of common stock or any other capital stock that ranks junior, the holders of the Series D Preferred Stock are entitled to a liquidation preference of $10.00 per share (the “Liquidation Preference”), plus the sum of (a) an amount equal to any accrued and unpaid dividends to the date of payment and (b) (i) $2.00 per share in cash, if the liquidation, dissolution or winding up occurs on or before March 16, 2019, (ii) $3.00 per share in cash, if the liquidation, dissolution or winding up occurs from March 16, 2019 and on or before March 16, 2020 or (iii) $4.00 per share in cash, if the liquidation, dissolution or winding up occurs after March 16, 2020.

Special Liquidation Distribution. If a Qualified Stock Offering has not occurred on or before March 31, 2021, holders that hold in the aggregate not less than 40% of the outstanding shares of the Series D Preferred Stock have the right to elect by written notice to us (a “Special Liquidation Event Notice”) to have us fully liquidate in a commercially reasonable manner as determined by our board of directors to provide for liquidation distributions to the holders of the Series D Preferred Stock in an amount per share of Series D Preferred Stock equal to $14.00 in cash (the “Liquidation Special Distribution”), plus accrued and unpaid dividends (whether or not declared) on the Series D Preferred Stock through the date on which such liquidation distributions are made to the holders of the Series D Preferred Stock. If the Special Liquidation Event Notice has been delivered to our company, then the dividend rate on the Series D Preferred Stock after March 31, 2021 will increase from 6.25% per annum to 12.5% per annum.

Redemption. We may redeem each outstanding share of Series D Preferred Stock, at any time but subject to the requirements for the share price of the common stock and the approvals set forth below, in all cases for cash at a redemption price equal to the redemption amount per share set forth below (the “Redemption Amount”), plus all accrued and unpaid dividends thereon to the date of redemption (a) in whole or (b) in part, provided that (i) any partial redemptions are made pro rata (as nearly as practicable without creating factional shares) to all holders of Series D Preferred Stock, (ii) any partial redemptions do not in the aggregate exceed $30,000,000 in Liquidation Preference and (iii) we may not borrow funds, or delay making any capital expenditures or paying any operating expenses, for the purpose of making any such partial redemptions.

The “Redemption Amount” with respect to a share of Series D Preferred Stock means:

(a) 120% of the Liquidation Preference for redemption on or before March 16, 2019;

(b) 130% of the Liquidation Preference for redemption from March 16, 2019 and prior to March 16, 2020; and

(c) 140% of the Liquidation Preference for redemption on or after March 16, 2020.

Prior to receiving a Special Event Liquidation Notice, we may not call shares of Series D Preferred Stock for redemption unless the closing sales price of the common stock equals or exceeds $1.60 per share on the trading day immediately preceding the date the notice of redemption is given. The closing sales price of the common stock shall be as reported by the Nasdaq Stock Market or any other national securities exchange on which the shares of common stock are then listed for trading, or if none, the most recently reported “over the counter” trade price or if none, as determined in good faith by our board of directors and set forth in a resolution adopted by no less than seven of the nine members of the board. Further, a call for redemption may only be made with the approval of no less than seven of the nine members of our board of directors if the closing sale price of the common stock is between and including $1.60 and $1.99 per share, and with the approval of no less than a majority of the members of our board of directors if the closing sale price of the common stock is $2.00 or higher per share. A call for redemption made after we have received a Special Event Liquidation Notice requires the approval of no less than a majority of the members of our board of directors. A holder of Series D Preferred Stock may exercise conversion rights with respect to any shares of the holder’s Series D Preferred Stock called for redemption up to the date of the payment of the redemption price of such shares.

Conversion. The Series D Preferred Stock is convertible, at the option of the holder, at any time into common stock at a conversion price of $1.60 for each share of common stock, which is equal to the rate of 6.25 shares of common stock for each share of Series D Preferred Stock.

Conversion Price. The initial conversion price will be $1.60, but the conversion price will be subject to anti-dilution adjustments upon the occurrence of stock splits and stock dividends.

Required Conversion. All outstanding shares of Series D Preferred Stock will be converted into shares of common stock automatically upon closing of a Qualified Offering without any further action by the holders of such shares or our company. As promptly as practicable following such a Qualified Offering, our company will send each holder of shares of Series D Preferred Stock written notice of such event, along with the payment of any accrued and unpaid dividends with respect to such shares of Series D Preferred Stock through the conversion date.

“Qualified Offering” means (a) the sale of our common stock in a single offering of at least $50,000,000 or (b) the sale of our common stock in up to three separate offerings totaling at least $75,000,000 in the aggregate, in each case at an offering price per share of common stock equal to at least the lesser of:

(i) $2.00 per share (appropriately adjusted for anti-dilution events described above) if the closing of the applicable Qualified Offering occurs on or before September 16, 2017;

(ii) the greater of (x) $2.00 per share (appropriately adjusted in the same manner as the Conversion Price described below) or (y) 90% of “NAV” per share of common stock if the closing of the applicable Qualified Offering occurs after September 16, 2017; or

(iii) $1.60 (appropriately adjusted for anti-dilution events described above) or more upon any closing of any Qualified Offering, provided our company immediately following the receipt of the net proceeds from the closing of such Qualified Offering makes a cash “Make Whole Payment” to each of the holders of Series D Preferred Stock, provided that, the Make Whole Payment shall not exceed the Issuance Market Value Difference.

“Issuance Market Value Difference” means an amount equal to (a) the Conversion Price, minus (b) the closing consolidated bid price on March 15, 2016 as reported by Nasdaq, adjusted if the Conversion Price is adjusted, in the same manner. The closing consolidated bid price on March 15, 2016 was $0.80 per share of common stock.

“NAV” means the net asset value of our company per share of common stock, as net asset value is commonly determined by exchange listed funds and research analysts, immediately prior to the closing of the applicable Qualified Offering.

“Make Whole Payment” means, with respect to each share of common stock into which an outstanding share of Series D Preferred Stock is converted as a result of a Qualified Offering, an amount per share of such common stock determined by the following formula:

1.3*(A – B) = Make Whole Payment

where

A = $2.00, if 90%NAV - $2.00 is a negative number

A = 90%NAV, if 90%NAV- $2.00 is a positive number

B = Adjusted NAV

If A-B is a negative number then the Make Whole Payment is $0.

“Adjusted NAV” means NAV adjusted for the effects of the applicable Qualified Offering, determined by the following formula: the quotient of (a) the sum of (i) NAV, multiplied by the number of shares of outstanding common stock assuming full conversion of Series D Preferred Stock, plus (ii) the net offering proceeds from the Qualified Offering, divided by (b) the number of shares of common stock outstanding after the Qualified Offering.

Voting Rights with Common Stock. The holders of Series D Preferred Stock vote their Series D Preferred Stock as a single class with the holders of our common stock on all matters submitted to such holders for vote or consent. For each such vote or consent, each share of Series D Preferred Stock entitles the holder to cast one vote for each whole vote (rounded to the nearest whole number) that such holder would be entitled to cast had such holder converted its Series D Preferred Stock into shares of common stock as of the date immediately prior to the record date for determining the shareholders of our company eligible to vote on any such matter.

Voting Rights as a Class. So long as any shares of Series D Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of not less than 75% of the Series D Preferred Stock, voting separately as a class:

(a) amend, alter, repeal or make other changes to any provision of the terms of the Series D Preferred Stock of any provision elsewhere in our articles of incorporation so as to adversely affect any right, preference, privilege or voting power of the Series D Preferred Stock or the holders thereof, including without limitation any amendment, alteration, repeal or other change effected in connection with a merger, consolidation or similar transaction (any such transaction, which for the avoidance of doubt does not include any liquidation, dissolution or winding up of our company, an “Event”);

(b) authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock or rights to subscribe to or acquire any class or series of capital stock or any class or series of capital stock convertible into any class or series of capital stock, in each case ranking on a parity with, or senior to, the Series D Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of our company or otherwise, or reclassify any shares of capital stock into any such shares;

(c) except for dividends or distributions of cash from our company’s funds from operations and except as required to preserve our company’s qualification as a real estate investment trust under the Internal Revenue Code of 1986 (the “Code”), declare or pay any dividends or other distributions on shares of common stock or any other Junior Shares;

(d) except with respect to a Dividend Event Notice or a Special Liquidation Event Notice, (i) merge, consolidate, liquidate, dissolve or wind up our company or (ii) sell, lease or convey all or substantially all of our assets;

(e) except for a Qualified Offering, sell, issue or potentially issue in an offering by us of our common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting stock of our company outstanding before the issuance;

(f) engage in any transaction in which our company is to be a participant and the amount involved exceeds $120,000, other than employment compensation, and in which any of our directors or executive officers or any member of their immediate families will have a material interest, exclusive of interests arising solely from the ownership of a class of equity securities of our company provided that all holders of such class of equity securities receive the same benefit on a pro rata basis;

(g) redeem, or otherwise buy back (including in the open market, but excluding shares exchanged or withheld for the exercise price and/or taxes with respect to employee awards) any shares of common stock until all the shares of the Series D Preferred Stock converted, exchanged or redeemed; or

(h) agree or commit to do any of the foregoing.

However, any Event in which the Series D Preferred Stock (or any equivalent class or series of stock or shares issued by the surviving corporation, trust or other entity in connection with such Event) remains outstanding after such Event with the same ranking, preferences, rights, voting powers and other terms of the Series D unchanged shall not be deemed to adversely affect the rights, preferences, privileges or voting power of holders of the Series D Preferred Stock for purposes of subclause (a) above and also will not be subject to subclause (d) above; and provided, further, that any Event and any liquidation, dissolution or winding up of our company in which the holders of Series D Preferred Stock receive cash in the amount of the Redemption Amount plus accrued and unpaid dividends in exchange for each of their shares of Series D Preferred Stock will not be subject to subclause (a) or subclause (d) above.

With respect solely to the exercise of the above described voting rights as a class, each share of Series D Preferred Stock has one vote per share.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series D Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Restrictions on Ownership and Transfer

Our articles of incorporation establish certain restrictions on the original issuance and transfer of shares of our common and preferred stock. Subject to certain exceptions, our articles of incorporation provide that no person may own, or be deemed to own by virtue of the attribution provisions of the federal income tax laws and the federal securities laws, more than 9.9% of:

•	the number of outstanding shares of our common stock, or

•	the number of outstanding shares of our preferred stock of any class or series of preferred stock.

Our articles of incorporation provide that, subject to the exceptions described below, any transfer of common or preferred stock that would:

•	result in any person owning, directly or indirectly, shares of its common or preferred stock in excess of 9.9% of the outstanding shares of common stock or any class or series of preferred stock,

•	result in our common and preferred stock being owned by fewer than 100 persons, determined without reference to any rules of attribution,

•	result in our being “closely held” under the federal income tax laws, or

•	cause us to own, actually or constructively, ten percent or more of the ownership interests in a tenant of our real property (other than TRS Lessee), under the federal income tax laws,

will be null and void and the intended transferee will acquire no rights in those shares of stock. In addition, the shares to be transferred will be designated as shares-in-trust and transferred automatically to a trust effective on the day before the purported transfer. The record holder of the shares that are designated as shares-in-trust, or the prohibited owner, will be required to submit the shares to us for registration in the name of the trust. We will designate the trustee, but the trustee may not be affiliated with us. The beneficiary of the trust will be one or more charitable organizations that we name.

Shares-in-trust will remain shares of issued and outstanding common stock or preferred stock and will be entitled to the same rights and privileges as all other stock of the same class or series. The trust will receive all dividends and distributions on the shares-in-trust and will hold the dividends or distributions in trust for the benefit of the beneficiary. The trust will vote all shares-in-trust. The trust will designate a permitted transferee of the shares-in-trust, provided that the permitted transferee purchases the shares-in-trust for valuable consideration and acquires the shares-in-trust without the acquisition resulting in a transfer to another trust.

Our articles of incorporation require that the prohibited owner of shares-in-trust pay the trust the amount of any dividends or distributions received by the prohibited owner that are attributable to any shares-in-trust if the record date of the distribution was on or after the date that the shares of stock became shares-in-trust. The trust will pay the prohibited owner the lesser of:

•	the price per share that the prohibited owner paid for the shares of common stock or preferred stock that were designated as shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of such transfer, or

•	the price per share received by the trust from the sale of the shares-in-trust.

The trust will distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the prohibited owner.

The shares-in-trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that created the shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of the transfer, or

•	the market price per share on the date that we, or our designee, accepts the offer.

“Market price” on any date means the average of the closing prices for the five consecutive trading days ending on that date. The closing price on any date generally means the last quoted price as reported by the primary securities exchange or market on which our stock is then listed or quoted for trading, or if our stock is not so listed or quoted, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares of equity stock selected by the board of directors. “Trading day” means a day on which the principal national securities exchange on which shares of our common or preferred stock are listed or admitted to trading is open for the transaction of business or, if our common or preferred stock is not listed or admitted to trading on any national securities exchange, means any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

If a shareholder owns, directly or indirectly, 5% or more, or any lower percentage required by federal income tax laws, of our outstanding shares of stock, then he or she must, within 30 days after January 1 of each year, provide us with a written statement or affidavit stating his or her name and address, the number of shares of common and preferred stock owned directly or indirectly and a description of how those shares are held. In addition, each direct or indirect shareholder must provide us with any additional information as we may request to determine any effect on our status as a REIT and to ensure compliance with the ownership limit.

The ownership limit in our articles of incorporation will continue to apply until:

•	our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, and

•	there is an affirmative vote of two-thirds of the number of shares of outstanding common and preferred stock entitled to vote at a regular or special meeting of shareholders.

DESCRIPTION OF CERTAIN MATERIAL PROVISIONS OF MARYLAND LAW, OUR ARTICLES OF INCORPORATION AND OUR BYLAWS

General

The Maryland General Corporation Law contains provisions that may have the effect of impeding the acquisition of control of a Maryland corporation by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by the corporation’s board of directors. These provisions are designed to reduce, or have the effect of reducing, the corporation’s vulnerability to coercive takeover practices and inadequate takeover bids.

Affiliated Transactions Statute

The Maryland Business Combination Act prohibits a business combination between a Maryland corporation and any interested shareholder or any affiliate of an interested shareholder for five years following the most recent date upon which the shareholder became an interested shareholder. A business combination includes a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Generally, an interested shareholder is anyone who owns 10% or more of the voting power of the corporation’s shares or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested shareholder unless (a) the transaction has been recommended by the board of directors and (b) the transaction has been approved by (i) 80% of the outstanding votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than shares owned by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied.

Control Share Acquisitions Statute

The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation, and employees of the corporation who are directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock previously acquired by a person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (a) one-tenth or more but less than one-third; (b) one-third or more but less than a majority; or (c) a majority or more of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition,” upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of shareholders to be held within fifty (50) days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition. The “control share acquisition” statute does not apply to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation.

The charter or bylaws of a Maryland corporation may include a provision opting out of the control share acquisition statute of the Maryland General Corporation Law; however, neither our articles of incorporation nor our bylaws contain such an opt out provision. Accordingly, the control share acquisition statute of the Maryland General Corporation Law will apply to any acquisition by any person of our stock.

Our Articles of Incorporation and Bylaws

Board of Directors

Our board of directors currently consists of nine directors. Our articles of incorporation provide that our board of directors will consist of no less than three nor more than eleven members. Our bylaws provide that a majority of our board will be independent directors and that the number of directors may be established by our board of directors from time to time within the range set by our articles of incorporation.

Our directors are elected annually to serve one-year terms and until their successors are elected and qualify. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the combined voting power of our outstanding shares of common stock and our outstanding shares of Series D Preferred Stock have the ability to elect all of the members of our board of directors. RES and StepStone, our two largest shareholders, hold significant voting power and have the right to designate directors. See “Risks Related to this Offering – Our two largest shareholders hold significant voting power and have the right to designate directors, which provides these shareholders with significant power to influence our business and affairs.”

Our bylaws provide that, except for vacancies resulting from the removal of a director by shareholders, a vacancy will be filled by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors. Any director appointed to fill a vacancy holds office until the next annual meeting and until his or her successor is duly elected and qualified. However, our bylaws further provide that a majority of independent directors must nominate replacements for vacancies among the independent directors and that a majority of independent directors must elect those replacements.

Our bylaws provide that our shareholders may, at any time, remove any director, with or without cause, by affirmative vote of a majority of the votes entitled to be cast in the election of directors, and may elect a successor to fill any resulting vacancy.

Meetings of Shareholders

Under our bylaws, annual meetings of shareholders are held each year at a date and time as determined by our chief executive officer or our board of directors. Special meetings of shareholders may be called by our chief executive officer, a majority of our directors, or a majority of our independent directors. Special meetings of shareholders may also be called upon the written request of the holders of not less than ten percent of the votes entitled to be cast at such meeting. Unless requested by shareholders entitled to cast a majority of votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any annual or special meeting of shareholders held during the preceding twelve months.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting, (b) by our board of directors or (c) by a shareholder who has complied with the advance notice procedures of our bylaws.

REIT Status

Our articles of incorporation provide that it is the duty of our board of directors to ensure that our company satisfies the requirements for maintaining our qualification as a REIT under the Code. The board of directors may take no action to disqualify our company as a REIT or otherwise revoke our REIT election without the affirmative vote of two-thirds of the number of votes entitled to be cast on such matter at a special meeting of shareholders. Our articles of incorporation permit the board of directors, in its sole discretion, to exempt a person from the ownership limit in the articles of incorporation if the person provides representations and undertakings that enable the board to determine that granting the exemption would not result in us losing our qualification as a REIT. Under the Code, REIT shares owned by certain entities are considered owned proportionately by owners of the entities for REIT qualification purposes. RES and StepStone provided representations and undertakings necessary for our board of directors to grant such exemptions.

Amendment of Articles of Incorporation and Bylaws

Our articles of incorporation may be amended by the affirmative vote of the shareholders holding a majority of the votes entitled to be cast on such matter, subject to provisions of Maryland law that would require a different vote. Our bylaws may, subject to the provisions of Maryland law, be amended by (a) the affirmative vote of a majority of the directors, except that the board of directors cannot alter or repeal any bylaws made by the shareholders, or (b) the affirmative vote of a majority of the votes entitled to be cast on such matter.

Our articles of incorporation specifically provide that the affirmative vote of holders of at least 75% of the Series D Preferred Stock then outstanding is required to effect any amendment to our articles of incorporation that adversely affects any of their respective rights, preferences, privileges, or voting powers or creates a class or series of capital stock on a parity with, or senior to, them (each an “Event”). As provided in our articles of incorporation, so long as the Series D Preferred Stock (or any equivalent class or series of stock or shares issued by the surviving corporation, trust or other entity in any merger or consolidation to which we became a party) remains outstanding with the terms thereof unchanged, the occurrence of any such Event is not deemed to adversely affect such rights, preferences, privileges or voting power of holders of the Series D Preferred Stock.

A Maryland corporation may also provide in its charter that the board of directors, with the approval of a majority of the entire board, and without action by the shareholders, may approve amendments to the charter to increase or decrease the aggregate number of shares of stock that the corporation is authorized to issue or the number of shares of stock of any class or series that the corporation is authorized to issue. Our articles of incorporation provide our board of directors with such power.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “Description of Capital Stock—Description of Preferred Stock.” Under this authority, our board of directors could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render more difficult for, or discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any action by our shareholders.

Limitation of Liability and Indemnification

To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of our company or its predecessor shall be liable to us or our shareholders for money damages. To the maximum extent permitted by Maryland law in effect from time to time, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of our company or its predecessor and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of our company or its predecessor and at the request of our company or its predecessor, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. The rights to indemnification and advance of expenses provided by the our articles of Incorporation and bylaws vest immediately upon election of a director or officer. We may indemnify any other persons permitted but not required to be indemnified by Maryland law, as applicable from time to time, if and to the extent indemnification is authorized and determined to be appropriate, in each case in accordance with applicable law, by our board of directors. The indemnification and payment or reimbursement of expenses provided in our articles of incorporation shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any bylaw, resolution, insurance, agreement or otherwise.

No amendment of our articles of incorporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to directors and officers under our articles in respect of any act or omission that occurred prior to such amendment or repeal.

We have also entered into indemnification agreements with our directors and executive officers substantially setting forth the indemnification rights described above.

We have been informed that in the opinion of the SEC indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

DESCRIPTION OF THE LIMITED PARTNERSHIP AGREEMENT OF SUPERTEL LIMITED PARTNERSHIP

The following summarizes the material terms of the agreement of limited partnership of our operating partnership, a copy of which is filed as Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 2, 2015. See “Where You Can Find More Information.”

Management

Supertel Limited Partnership was organized in 1994 as a Virginia limited partnership. Pursuant to the terms of the partnership agreement, Supertel Hospitality REIT Trust, as the sole general partner of Supertel Limited Partnership, has full, exclusive and complete responsibility and discretion in the management and control of Supertel Limited Partnership. Supertel Hospitality REIT Trust is our wholly-owned subsidiary. The limited partners of Supertel Limited Partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, Supertel Limited Partnership. Supertel Hospitality REIT Trust, without the consent of the limited partners, may amend the partnership agreement in any respect to the benefit of and not adverse to the interests of the limited partners. Any other amendments to the partnership agreement require the consent of limited partners holding more than 50% of the percentage interests of the limited partners.

Transferability of Interests

Supertel Hospitality REIT Trust may not voluntarily withdraw from Supertel Limited Partnership, and we may not transfer or assign our interest in Supertel Hospitality REIT Trust. In addition, Supertel Hospitality REIT Trust may not transfer or assign its interest in Supertel Limited Partnership unless:

•	the transaction in which the withdrawal or transfer occurs results in the limited partners receiving property in an amount equal to the amount they would have received had they exercised their redemption rights immediately prior to such transaction (see “Redemption Rights” below); or

•	the successor to us contributes substantially all of its assets to Supertel Limited Partnership in return for an interest in Supertel Limited Partnership.

With certain limited exceptions, the limited partners may not transfer their interests in Supertel Limited Partnership, in whole or in part, without the written consent of Supertel Hospitality REIT Trust, which may withhold its consent in its sole discretion. Supertel Hospitality REIT Trust may not consent to any transfer that would cause Supertel Limited Partnership to be treated as a “publicly traded partnership” or an association taxable as a corporation (other than a “qualified REIT subsidiary,” as defined herein) for federal income tax purposes or would otherwise violate any applicable federal or state securities laws.

Capital Contribution

The partnership agreement provides that if Supertel Limited Partnership requires additional funds at any time in excess of funds available to it from borrowing or capital contributions, we may borrow such funds and lend the funds to Supertel Limited Partnership on the same terms and conditions. The partnership agreement generally obligates us to contribute the proceeds of an equity offering, including the proceeds from this offering, as additional capital to Supertel Limited Partnership. Moreover, we are authorized to cause Supertel Limited Partnership to issue limited partnership interests for less than fair market value if we conclude in good faith that such issuance is in our best interest and in the best interests of Supertel Limited Partnership.

If we contribute additional capital to Supertel Limited Partnership, we will receive additional units of partnership interest, and our percentage interest in Supertel Limited Partnership will be increased on a proportionate basis based on the amount of the additional capital contribution and the value of Supertel Limited Partnership at the time of the contribution. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us.

The additional units of partnership issued to us will have designations, preferences and other rights, all such that the economic interests are substantially similar to the shares issued in an equity offering. In March 2016 we contributed the proceeds from the sale of the Series D Preferred Stock, and pursuant to the partnership agreement we received additional units of partnership interests which have distribution and liquidation rights and other rights senior to the common units of partnership units, and which convert to common units at the time, or ratably from time to time, as shares of Series D Preferred Stock are converted into common stock.

In addition, if we contribute additional capital to Supertel Limited Partnership, we will revalue the partnership’s property to its fair market value, as determined by us, and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in the property would be allocated among the partners under the terms of the partnership agreement, if there were a taxable disposition of the property for fair market value on the date of the revaluation.

Redemption Rights

Each limited partner of Supertel Limited Partnership holding common units of limited partnership interests and each limited partner holding preferred units of limited partnership interests, if those preferred units so provide, may, subject to certain limitations, require that Supertel Limited Partnership redeem all or a portion of his or her common or preferred units, at any time after a specified period following the date he or she acquired the units, by delivering a redemption notice to Supertel Limited Partnership. As of the date of this prospectus, 2,395,887 common units of Supertel Limited Partnership are held by the limited partners. When a limited partner tenders his or her common units to the partnership for redemption, we can, in our sole discretion, choose to purchase the units for either (a) a number of shares of our common stock at a rate of one share of our common stock for each eight units redeemed (subject to certain adjustments) or (b) cash in an amount equal to the market value of the number of shares of our common stock the limited partner would have received if we chose to purchase the units for our common stock. We anticipate that we generally will elect to purchase the common units for our common stock.

The redemption price will be paid in cash if the issuance of shares of our common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of our common or preferred stock in excess of 9.9% of the outstanding shares of our common stock or preferred stock of any series;

•	result in shares of our capital stock being owned by fewer than 100 persons, determined without reference to any rules of attribution;

•	result in our being “closely held” within the meaning of the federal income tax laws;

•	cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant, other than TRS Lessee, of our or Supertel Limited Partnership’s real property, within the meaning of the federal income tax laws; or

•	cause the acquisition of shares of our common stock by the redeeming limited partner to be “integrated” with any other distribution of shares of our common stock for purposes of complying with the Securities Act.

A limited partner may not exercise the redemption right for less than 1,000 common units or, if a limited partner holds less than 1,000 common units, less than all of the common units held by the limited partner. The number of shares of our common stock issuable on exercise of the redemption rights will be adjusted on the occurrence of share splits, mergers, consolidations or similar pro rata share transactions.

LTIP Units

The partnership agreement allows for the issuance of profits interests in Supertel Limited Partnership in the form of long-term incentive plan units (“LTIP Units”), a class of limited partnership interests in Supertel Limited Partnership. As of the date of this prospectus, 5,263,152 LTIP Units of Supertel Limited Partnership are held by J. William Blackham, our Chief Executive Officer, but not yet earned. The LTIP Units owned by Mr. Blackham are earned in one-third increments upon our common stock achieving price per share milestones of $3.50, $4.50 and $5.50, respectively. These earned LTIP Units vest in March 2018, or earlier upon our change in control, and can be redeemed at the rate of one share of our common stock for each eight earned LTIP Units for up to 657,894 shares.

Operations

The partnership agreement requires that Supertel Limited Partnership be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT, to use reasonable efforts to avoid any federal income or excise tax liability imposed by the federal income tax laws, other than tax on any retained capital gain, and to ensure that Supertel Limited Partnership will not be classified as a “publicly traded partnership” for purposes of the federal income tax laws.

In addition to the administrative and operating costs incurred by Supertel Limited Partnership, the partnership pays all of our administrative costs, and these costs are treated as expenses of Supertel Limited Partnership. Our expenses generally include:

•	all expenses relating to our formation and continuing existence;

•	all expenses relating to the registration of securities by us;

•	all expenses associated with the preparation and filing of any periodic reports by us under federal, state or local laws or regulations;

•	all expenses associated with compliance by us with laws, rules and regulations promulgated by any regulatory body; and

•	all other operating or administrative costs we incur in the ordinary course of our business on behalf of Supertel Limited Partnership.

Distributions

The partnership agreement provides that Supertel Limited Partnership will distribute cash from operations on at least a quarterly basis. Cash from operations includes net sale or refinancing proceeds, but excludes net proceeds from the sale of Supertel Limited Partnership’s property in connection with a liquidation. We will determine the amount of distributions in our sole discretion. On liquidation of Supertel Limited Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of Supertel Limited Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If we have a negative balance in our capital account following a liquidation of Supertel Limited Partnership, we will contribute cash to the partnership, equal to the negative balance in our capital account.

Allocations

Income, gain and loss of Supertel Limited Partnership for each fiscal year generally are allocated among the partners in accordance with their respective partnership interests, subject to compliance with the provisions of the federal income tax laws.

Term

Supertel Limited Partnership will continue until December 31, 2050, or until sooner dissolved on:

•	the bankruptcy, dissolution or withdrawal of Supertel Hospitality REIT Trust, unless the limited partners elect to continue Supertel Limited Partnership;

•	the sale or other disposition of all or substantially all the assets of Supertel Limited Partnership;

•	the redemption of all units, other than those held by Supertel Hospitality REIT Trust, if any; or

•	the election of Supertel Hospitality REIT Trust and approval of the holders of 75% of the percentage interests of the limited partners, excluding Supertel Hospitality REIT Trust.

Tax Matters Partner

We are the tax matters partner of Supertel Limited Partnership and have authority to handle tax audits and to make tax elections under the federal income tax laws on behalf of the partnership.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material federal income tax considerations that may be relevant to a prospective holder of our common stock. McGrath North Mullin & Kratz PC LLO has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. The discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Shareholders”), or foreign corporations and persons who are not citizens or residents of the United States (except to the limited extent discussed in “—Taxation of Non-U.S. Shareholders”).

The statements of law in this discussion are based on current provisions of the Code, existing temporary and final Treasury regulations thereunder, and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this registration statement with respect to the transactions entered into or contemplated prior to the effective date of such changes.

We urge you to consult your tax advisor regarding the specific tax consequences to you of ownership of our common stock and of our election to be taxed as a REIT. Specifically, we urge you to consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such ownership and election and regarding potential changes in applicable tax laws.

Taxation of Our Company

We elected to be taxed as a REIT under the federal income tax laws beginning with our short taxable year ended December 31, 1994. We believe that, beginning with such taxable year, we were organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to maintain our qualification as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

In connection with this filing, we received an opinion of McGrath North Mullin & Kratz, PC LLO, that we qualified to be taxed as a REIT for our taxable years ended December 31, 2012 through December 31, 2015, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT under the Code for our taxable year ending December 31, 2016, and thereafter. Investors should be aware that McGrath North Mullin & Kratz, PC LLO’s opinion is (1) based upon customary assumptions, (2) conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and (3) not binding upon the Internal Revenue Service (“IRS”) or any court. In addition, McGrath North Mullin & Kratz, PC LLO’s opinion is based on existing federal income tax laws governing our qualification as a REIT, which are subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our taxable income that we distribute. While McGrath North Mullin & Kratz, PC LLO has reviewed those matters in connection with its opinion, McGrath North Mullin & Kratz, PC LLO will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the federal income tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation.

Generally, we will be subject to federal income tax in the following circumstances:

•	We will pay federal income tax on our taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	Under certain circumstances, we may be subject to the “alternative minimum tax”.

•	We will pay income tax at the highest corporate rate on (1) our net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of our business, and (2) other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on our net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of our business (“prohibited transactions”).

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which we fail the 75% or 95% gross income tests, multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of this required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that a timely designation of such gain is made by us to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year recognition period (or, for assets acquired between January 1, 2015 and August 7, 2016, the 5-year recognition period) after we acquire such asset, provided no election is made for the transaction to be taxable on a current basis.

•	We will incur a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis.

•	If we fail to satisfy certain asset tests, described below under “—Asset Tests,” by more than a de minimis threshold, and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will be subject to a tax equal to the greater of (1) $50,000, or (2) the amount determined by multiplying the highest rate of income tax for corporations (currently 35% effective rate) by the net income generated by the non-qualifying assets for the applicable period.

•	We may be subject to a $50,000 tax if we fail to satisfy certain REIT qualification requirements, other than income tests or asset tests, and such failure is due to reasonable cause and not willful neglect.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders as described in “—Recordkeeping Requirements.”

•	The earnings of our lower-tier entities that are subchapter C corporations, including TRSs, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, TRSs will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust or association that meets the following requirements:

(1)	it is managed by one or more trustees or directors;

(2)	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	it would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws;

(4)	it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5)	at least 100 persons are beneficial owners of its shares or ownership certificates;

(6)	no more than 50% in value of its outstanding shares (including preferred shares and common shares) or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of each taxable year;

(7)	it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9)	it meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1, 2, 3, 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of our capital stock in proportion to their actuarial interests in the trust for purposes of requirement 6. In addition, for purposes of applying requirement 6, a look-through rule applies so that generally shares of our capital stock that are held by a corporation, partnership, estate or trust (except as summarized above) will be considered owned proportionately by their respective shareholders, partners or beneficiaries.

We have issued sufficient capital stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our articles of incorporation restrict the ownership and transfer of our capital stock so that we should continue to satisfy requirements 5 and 6. The provisions of our articles of incorporation restricting the ownership and transfer of our capital stock are described in “Description of Capital Stock – Restrictions on Ownership and Transfer.”

A corporation that is a “qualified REIT subsidiary” (i.e., a corporation that is 100% owned by a REIT with respect to which no TRS election has been made) is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the parent REIT. Thus, in applying the requirements described in this section, any “qualified REIT subsidiary” of ours that is not a TRS will be ignored, and all assets, liabilities and items of income, deduction and credit of that subsidiary will be treated as our assets, liabilities and items of income, deduction and credit. Similarly, any wholly-owned limited liability company that we own will be disregarded, and all assets, liabilities and items of income, deduction and credit of such limited liability company will be treated as ours.

In the case of a REIT that is a partner in a partnership, in general, the REIT is treated as owning its proportionate share (based on capital interests) of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnerships and of any other partnership, joint venture or limited liability company that is treated as a partnership for federal income tax purposes, in which we own or acquire an interest, directly or indirectly (each, a “Partnership” and, together, the “Partnerships”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Subject to restrictions on the value of TRS securities held by the REIT, a REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. A TRS may not directly or indirectly operate or manage any qualified lodging facilities or qualified health care properties or provide rights to any brand name under which any qualified lodging facilities or qualified health care properties are operated but is permitted to lease such facilities or properties from a related REIT as long as such facilities or properties are operated on behalf of the TRS by an “eligible independent contractor.” The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate income taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We formed TRS Leasing, Inc. and its wholly owned subsidiaries (together, the “TRS Lessee”) and each of our hotels is leased by the TRS Lessee. Our hotels are managed by independent management companies, Kinseth Hotel Corporation, Strand Development Company, LLC, Hospitality Management Advisors, Inc., Cherry Cove Hospitality Management, LLC, Peachtree Hospitality Management, LLC and K Partners Hospitality Group LP, each of which qualified as an “eligible independent contractor” at the time the applicable management contract was entered into with the TRS Lessee. We may form or acquire one or more additional TRSs in the future. See “—Taxable REIT Subsidiaries.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends, or other distributions on, and gain from the sale of shares in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from qualifying “foreclosure property”; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of (1) income that is qualifying income for purposes of the 75% gross income test, (2) other types of dividends and interest, (3) gain from the sale or disposition of stock or securities, or (4) any combination of the foregoing.

If we enter into a transaction in the normal course of our business primarily to manage risk of interest rate, price changes or currency fluctuations with respect to any item of income or gain that would be qualified income under the 75% or 95% gross income tests (or any property which generates such qualified income or gain), including gain from the termination of such a transaction, and we properly identify the “hedges” as required by the Code and Treasury regulations, the income from the transaction will be excluded from gross income for purposes of the 95% gross income test and the 75% gross income test (after July 30, 2008). In addition, our gross income, for purposes of the 75% gross income test (after July 30, 2008) and the 95% gross income test, will not include any of our gross income from properly identified “hedges”, including any gain from the sale or disposition of such a transaction, to the extent the transaction hedges any indebtedness incurred (or to be incurred) by us to acquire or carry real estate assets. Gross income from our sale of any property that we hold primarily for sale to customers in the ordinary course of our business is excluded from both income tests. Gross income attributable to certain counteracting hedges entered into after December 31, 2015 that offset prior qualifying hedges, and with respect to which the prior debt is repaid or qualifying assets underlying such prior hedges are sold, is also excluded from both income tests. If we have any foreign currency gain, certain “real estate foreign exchange gain” is excluded from both gross income tests (after July 30, 2008). In addition, if we have any foreign currency gain, certain “passive foreign exchange gain” is excluded from our gross income for purposes of the 95% gross income test (but is included in our gross income and treated as non-qualifying income to the extent such gain is not also considered “real estate foreign exchange gain” for purposes of the 75% gross income test) (after July 30, 2008). If we acquire any “qualified business unit” that remits certain foreign currency gain to us, such gain will not be included in our gross income for purposes of the 75% or 95% gross income tests (after July 30, 2008). Provided that, if we become dealers or regular traders in securities, any foreign currency gain will be gross income to us that does not qualify under either gross income test (after July 30, 2008). The following paragraphs discuss the specific application of the gross income tests to us.

Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person but may be based on a fixed percentage or percentages of gross receipts or gross sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our shares of capital stock may own, actually or constructively, 10% or more of a tenant, other than a TRS, from whom we receive rent. If the tenant is a TRS leasing a hotel, such TRS may not directly or indirectly operate or manage the related hotel. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” (at the time the applicable management contract or similar contract is entered into with the TRS) and who is, or is related to a person who is, actively engaged in the trade or business of operating qualified lodging facilities for any person unrelated to us and the TRS (an “eligible independent contractor”). See “—Taxable REIT Subsidiaries.”

•	Third, if the rent attributable to personal property leased in connection with a lease of real property exceeds 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as “rents from real property.”

•

Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated, from whom we do not derive revenue, and who does not, directly or through its shareholders, own more than 35%

of our shares of capital stock, taking into consideration the applicable ownership attribution rules. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in the geographic area in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and non-customary services to our tenants without tainting our rental income from the related properties. See “—Taxable REIT Subsidiaries.”

Pursuant to percentage leases, the TRS Lessee leases each of our hotels (and the hotels are considered “qualified lodging facilities” as defined herein). The percentage leases provide that the TRS Lessee is obligated to pay to the Partnerships (1) percentage rent based on gross revenue, and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by room revenues for each of the hotels.

In order for the percentage rent and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

We believe that our percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

•	the Partnerships, on the one hand, and the TRS Lessee, on the other hand, intend their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

•	the TRS Lessee has the right to the exclusive possession, use and quiet enjoyment of the hotels during the term of the percentage leases;

•	the TRS Lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels and generally dictates how the hotels are operated, maintained and improved;

•	the TRS Lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate;

•	the TRS Lessee benefits from any savings in the costs of operating the hotels during the term of the percentage leases;

•	the TRS Lessee generally has indemnified the Partnerships against all liabilities imposed on the Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the TRS Lessee’s use, management, maintenance, or repair of the hotels, (3) impositions in respect of the hotels that are the obligations of the TRS Lessee, (4) any breach of the percentage leases or of any sublease of a hotel by the TRS Lessee, or (5) the gross negligent acts and omissions and willful misconduct of the TRS Lessee;

•	the TRS Lessee stands to incur substantial losses or reap substantial gains depending on how successfully it operates the hotels;

•	the partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to the TRS Lessee; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnerships receive from the TRS Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status (unless we qualify for relief, as described below under “—Failure to Satisfy Gross Income Tests”).

As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or gross sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

Another requirement for qualification of our rent as “rents from real property” is that we must not own, actually or constructively, 10% or more of the stock or voting power of any corporate lessee (other than a TRS) or 10% or more of the assets or net profits of any non-corporate lessee (a “related party tenant”). These rules, however, do not apply to rents we receive from a TRS for certain qualified lodging facilities and qualified health care properties leased to a TRS if an “eligible independent contractor” operates such facilities or properties for the TRS. As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that is permitted to lease certain qualified lodging facilities and qualified health care properties from the related REIT as long as it does not directly or indirectly operate or manage such facilities or properties or provide rights to any brand name under which any such facilities or properties are operated. However, rent that we receive from a TRS will qualify as “rents from real property” as long as the qualified lodging facilities or qualified health care properties are operated on behalf of the TRS by an “independent contractor” who is adequately compensated, who does not, directly or through its shareholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” or “qualified health care properties”, respectively, for any person unrelated to us and the TRS Lessee at the time the applicable management contract or similar contract is entered into with the TRS Lessee (an “eligible independent contractor”). For taxable years beginning after July 30, 2008, an “independent contractor” will not fail to be treated as an independent contractor by reason of the following: (1) the TRS bears the expenses for the operation of the qualified lodging facility or qualified health care property pursuant to the management agreement or other similar contract, or (2) the TRS receives the revenues from the operation of the qualified lodging facility or qualified health care property, net of expenses for such operation and fees payable to the independent contractor pursuant to the management agreement or contract. A “qualified lodging facility” is a hotel, motel, or other establishment in which more than one-half of the dwelling units are used on a transient basis, unless wagering activities are conducted at, or in connection with, such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at, or in connection with, such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “—Taxable REIT Subsidiaries.” For tax years beginning after July 30, 2008, a TRS is not considered to be operating or managing a qualified lodging facility or qualified health care property solely because it directly or indirectly possesses a license, permit or similar instrument enabling it to do so, or employs individuals working at such facility or property outside of the United States, but only if an eligible independent contractor is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract. In addition, as another exception to the rules summarized in the preceding paragraph, rents paid to us by a TRS should qualify as “rents from real property” if (1) at least 90% of the leased space of the applicable property is rented to persons other than the TRS, and (2) the rents paid by the TRS to us are substantially comparable to rents paid by other tenants for comparable space with respect to the property.

A third requirement for qualification of our rent as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to maintain our qualification as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of the personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus could lose our REIT status.

A fourth requirement for qualification of our rent as “rents from real property” is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property) and other than through a TRS, we cannot furnish or render non-customary services to the tenants of our hotels, or manage or operate our hotels, other than through an eligible independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that, the percentage leases are respected as true leases, we should satisfy this requirement because the Partnerships will not perform any services other than customary services. Furthermore, with respect to other hotel properties that we acquire in the future, we will not perform non-customary services.

If a portion of our rent from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. If the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs, or (3) we furnish non-customary services to the lessee of the hotel, other than through an independent contractor, none of the rent from that hotel would qualify as “rents from real property.” In that case, we likely would be unable to satisfy either the 75% or 95% gross income test and, as a result, we could lose our REIT status. However, in either situation we may still qualify as a REIT if the relief described below under “—Failure to Satisfy Gross Income Tests” is available to us.

In addition to the percentage rent, the TRS Lessee is required to pay to the Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the Partnerships are obligated to pay to third parties such as a lessee’s proportionate share of a property’s operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.

Interest

The term “interest” includes amounts received in payment for the use or forbearance of money. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Additionally, amounts based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT, are not excluded from the term “interest”. Furthermore, if a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Dividends

Our share of dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions

A REIT will incur a 100% tax on the net income (including any foreign currency gain or loss, if any, included in such net income after July 30, 2008) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of our assets are held primarily for sale to customers and that a sale of any such assets would not be in the ordinary course of our business. We will attempt to comply with the terms of certain safe harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. The safe harbor is available if the following requirements are met:

•	the REIT held the property for not less than two years;

•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includible in the basis of the property does not exceed 30% of the net selling price of the property;

•	either (1) during the year in question, the REIT does not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year does not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (3) the aggregate fair market value of all such properties sold by the REIT during the year does not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (4) with respect to taxable years beginning after December 31, 2015, the aggregate adjusted bases of all such properties sold by the REIT during the year does not exceed 20% of the aggregate bases of all the assets of the REIT at the beginning of the year and the 3-year average adjusted bases percentage for the taxable year does not exceed 10%, or (5) with respect to taxable years beginning after December 31, 2016, the aggregate fair market value of all such properties sold by the REIT during the year does not exceed 20% of the aggregate fair market value of all the assets of the REIT at the beginning of the year and the 3-year average fair market value percentage for the taxable year does not exceed 10%;

•	in the case of property not acquired through foreclosure or lease termination, the REIT held the property for at least two years for the production of rental income; and

•	if the REIT made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property are made through an independent contractor from whom the REIT derives no income.

We sold 15 hotels in 2012, 17 hotels in 2013, 13 hotels in 2014, and 17 hotels in 2015. We did not acquire the hotels sold (or any properties listed for sale) for purposes of resale. In the last few years, we and many REITS around the country have sold some poorly performing properties due to unforeseen and harsh market conditions to help pay down debt, provide cash flow and continue operations until improvement of the markets and economy. We believe these sales fall within the safe-harbor provisions under the Code, and in any event, even if we do not meet the safe harbor provisions, we believe that such sales are not prohibited transactions. However, if these sales do not fall within the terms of the safe-harbor provisions and the IRS would successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax; however, any such income from such sales would not be included in our gross income for purposes of the 75% and 95% gross income tests.

Foreclosure Property

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, income from qualified foreclosure property will be included in our gross income for purposes of the 75% and 95% gross income tests and the gain from the sale of such qualified foreclosure property should be exempt from the 100% tax on prohibited transactions. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury.

Currently, we do not hold any foreclosure property.

Hedging Transactions

Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items and futures and forward contracts. Except as provided by the Treasury regulations, any income from a hedging transaction we enter into (1) in the ordinary course of our business primarily to manage risk of interest rate, price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in the Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction, (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any asset that produces such income) which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into and (3) for taxable years after December 31, 2015, to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of, will not constitute gross income for purposes of the 75% or 95% gross income tests. If we enter into hedging transactions that are not described in the preceding clauses (1), (2) or (3), the income from these transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. The REIT income and asset rules may limit our ability to hedge loans or securities acquired as investments.

Foreign Currency Gain

Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not willful neglect; and

•	following our identification of the failure to meet one or both gross income tests for a taxable year, a description of each item of our gross income included in the 75% and 95% gross income tests is set forth in a schedule for such taxable year and filed as specified by Treasury regulations.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

First, at least 75% of the value of our total assets must consist of:

(1)	cash or cash items, including certain receivables, money market funds and certain foreign currency;

(2)	government securities;

(3)	real property and interests in real property, including leaseholds and options to acquire real property and leaseholds and, for taxable years beginning after December 31, 2015, personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property”;

(4)	interests in mortgages on real property;

(5)	stock in other REITs and debt instruments issued by “publicly offered REITs”; and

(6)	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities (other than a TRS).

Fourth, no more than 25% (20% for tax years beginning before July 31, 2008 and after December 31, 2017) of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

Sixth, no more than 25% of the value of our total assets may consist of debt instruments issued by “publicly offered REITs” to the extent that such debt instruments are not secured by real property or interests in real property.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, debt of “publicly offered REITs,” equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans or mortgage-backed securities that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we, or any TRS in which we own more than 50% of the voting power or value of the stock, hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

•	Any loan to an individual or an estate;

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property”;

•	Certain securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity;

•	Any security issued by another REIT;

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in that partnership; or

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes, and not described in the preceding bullet points, if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Income Tests.”

If we failed to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter, and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets or because of a change in the foreign currency exchange rates used to value any foreign assets, and, in either case, was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose. If we fail to satisfy the 5% asset test or the 10% vote or value test for a particular quarter and do not correct it within the 30-day period described in the prior sentence, we will not lose our REIT status if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of our assets at the end of the quarter for which such measurement is done or (ii) $10,000,000; provided in either case that, we either dispose of the assets within 6 months after the last day of the quarter in which we identify the failure (or such other time period prescribed by the Treasury), or otherwise meet the requirements of those rules by the end of such time period. In addition, if we fail to meet any asset test for a particular quarter, other than a de minimis failure described in the preceding sentence, we still will be deemed to have satisfied the requirements if: (1) following our identification of the failure, we file a schedule with a description of each asset that caused the failure in accordance with regulations prescribed by the Treasury; (2) the failure was due to reasonable cause and not willful neglect; (3) we dispose of the assets within 6 months after the last day of the quarter in which the identification occurred (or such other time period prescribed by the Treasury) or the requirements of the rules are otherwise met within such period; and (4) we pay a tax on the failure which is the greater of $50,000 or the amount determined by multiplying the highest rate of income tax for corporations (currently 35%), by the net income generated by the assets for the period beginning on the first date of the failure and ending on the date we have disposed of the assets or otherwise satisfy the requirements.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

•	the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. Any dividends declared in the last three months of the taxable year, payable to shareholders of record on a specified date during such period, will be treated as paid on December 31 of such year if such dividends are distributed during January of the following year.

We will pay federal income tax on our taxable income, including net capital gain, that we do not distribute to our shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain net income for such year; and

•	any undistributed taxable income from prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Distributions or Dividends to U.S. Shareholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses, and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. In addition, we may not deduct recognized capital losses from our “REIT taxable income.” Any taxes or penalties paid as a result of our failure to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and the asset tests, are deducted from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends in order to raise sufficient cash to satisfy the distribution requirement.

Recordkeeping Requirements

We must maintain certain records to maintain our qualification as a REIT. To avoid a monetary penalty, we must request annually certain information from our shareholders designed to disclose the actual ownership of our outstanding shares of capital stock. We intend to comply with such requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Income Tests” and “—Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax on our taxable income at regular corporate rates and any applicable alternative minimum tax. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to our shareholders. In fact, we would not be required to distribute any amounts to our shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable to individual, trust, and estate taxpayers at capital gains rates. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxable REIT Subsidiaries

As described above, we formed a TRS, TRS Lessee (which includes TRS Leasing, Inc. and its wholly-owned subsidiaries), each of which is a disregarded entity for federal income tax purposes. A TRS is a fully taxable corporation for which a TRS election is properly made. A TRS may (1) lease qualified lodging facilities or qualified health care properties from us under certain circumstances, (2) provide services to our tenants, and (3) perform activities unrelated to our tenants, such as third-party management, development and other independent business activities. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% (20% for tax years beginning before July 31, 2008 and after December 31, 2017) of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of assets that are not qualifying assets for purposes of the 75% asset test.

A TRS may not directly or indirectly operate or manage any qualified lodging facilities or qualified health care properties or provide rights to any brand name under which any such facilities or properties are operated. However, rents received by us from a TRS pursuant to a hotel lease will qualify as “rents from real property” as long as the hotel is operated on behalf of the TRS by a person who satisfies the following requirements at the time the management contract or similar contract is entered into with the TRS:

•	such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” or “qualified health care properties,” respectively, for any person unrelated to us and the TRS;

•	such person does not own, directly or indirectly, more than 35% of our capital stock;

•	no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our capital stock; and

•	we do not directly or indirectly derive any income from such person.

A “qualified lodging facility” is a hotel, motel, or other establishment in which more than one-half of the dwelling units are used on a transient basis, unless wagering activities are conducted at, or in connection with, such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis.

We have formed and made a timely election with respect to the TRS Lessee, which leases each of our hotels. Additionally, we may form or acquire additional TRSs in the future. Our hotels are managed by Kinseth Hotel Corporation, Strand Development Company, LLC, Hospitality Management Advisors, Inc., Cherry Cove Hospitality Management, LLC, Peachtree Hospitality Management, LLC and K Partners Hospitality Group LP, each of which qualified as an “eligible independent contractor” at the time the applicable management contract was entered into with the TRS Lessee.

Taxation of Distributions or Dividends to U.S. Shareholders

As used herein, the term “U.S. shareholder” means a beneficial owner of our capital stock (including our common and preferred stock) that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our shares, you are urged to consult your tax advisor regarding the consequences of the ownership and disposition of our shares by the partnership.

As long as we qualify as a REIT, (1) a taxable “U.S. shareholder” must take into account distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain as ordinary income, and (2) a U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. For purposes of determining whether a distribution is made of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred share dividends and then to our common share dividends. In addition, dividends paid to a U.S. shareholder as ordinary income generally will not qualify for the reduced tax rate for “qualified dividend income.” Currently, the maximum tax rate on qualified dividend income is 20%; however, some tax payers qualify for a 15% rate. In addition, a 3.8% net investment income tax applies for married couples with taxable income over $250,000 or single persons with taxable income over $200,000. Qualified dividend income generally includes most dividends paid by U.S. corporations but does not generally include ordinary REIT dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 39.6%. However, the reduced tax rate for qualified dividend income should apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as the TRS Lessee, and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a shareholder must hold our capital stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

A U.S. shareholder generally will report distributions that we designate as capital gain dividends as long-term capital gain (to the extent the distributions do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. shareholder has held our capital stock.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain, to the extent that we designate such amount in a timely notice to such shareholder. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its capital stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. shareholder to the extent that it does not exceed the adjusted tax basis of the U.S. shareholder’s capital stock. Instead, such distribution will reduce the adjusted tax basis of such capital stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted tax basis in its capital stock, such shareholder will recognize long-term capital gain, or short-term capital gain if the capital stock has been held for one year or less, assuming the capital stock is a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we will carry over such losses for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income, and, therefore, U.S. shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations.

We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on Sale or Disposition of Capital Stock

When a U.S. shareholder sells or otherwise disposes of its capital stock in us (including any common stock or preferred stock), the shareholder will recognize gain or loss in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition (less any portion thereof attributable to accrued but unpaid dividends, which will be taxed as a dividend to the extent of our current and accumulated earnings and profits), and (2) the shareholder’s adjusted tax basis in the capital stock. In general, a U.S. shareholder who is not a dealer in securities will treat any gain or loss recognized upon the sale or disposition of our capital stock as long-term capital gain or loss, if the U.S. shareholder has held the capital stock for more than one year, otherwise, as short-term capital gain or loss.

However, a U.S. shareholder must treat any loss recognized upon a sale or disposition of our capital stock held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. shareholder recognizes upon a sale or disposition of our capital stock may be disallowed if the U.S. shareholder purchases other capital stock issued by us within 30 days before or after the disposition.

Capital Gains and Losses of U.S. Shareholders

A U.S. shareholder generally must hold a capital asset for more than one year for gain or loss derived from the sale or exchange of the capital asset to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20%; however, some taxpayers qualify for a 15% rate for sales and exchanges of capital assets held for more than one year. Certain individuals, estate or trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on net gains from the sale or other disposition of property, such as our capital stock, subject to certain exceptions. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our shareholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of our capital gain distributions to any shareholders who fail to certify their non-foreign status to us. See “—Taxation of Non-U.S. Shareholders.”

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. shareholder provided that the non-U.S. shareholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. shareholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. shareholder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. shareholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the shareholder’s federal income tax liability if certain required information is furnished to the IRS. Shareholders are urged consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Taxation of Tax-Exempt Shareholders

The rules governing U.S. federal income taxation of tax-exempt shareholders are complex. This section is only a limited summary of such rules. We urge tax-exempt shareholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our capital stock, including any reporting requirements.

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, such entities are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has published a revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of our capital stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, if we are a “pension-held REIT,” a qualified employee pension or profit sharing trust that owns more than 10% of our shares of capital stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. That percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of capital stock only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust (see “—Requirements for Qualification” above); and

•	either (1) one pension trust owns more than 25% of the value of our capital stock or (2) a group of pension trusts individually holding more than 10% of the value of our capital stock and collectively owns more than 50% of the value of our capital stock.

We have not been and do not expect to be treated as a pension-held REIT for purposes of these rules. The ownership and transfer restrictions in our articles of incorporation reduce the risk that we may become a “pension-held REIT.”

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex. This section is only a limited summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our capital stock, including any reporting requirements.

Foreign investors are generally subject to tax in the United States on their (1) U.S. source income, and (2) income that is “effectively connected” (or treated as effectively connected) with a U.S. trade or business (including the disposition of certain United States real property interests).

A non-U.S. shareholder that receives a distribution from us (U.S. source income) that is not attributable to gain from our sale or exchange of United States real property interests, as defined below, and that we do not designate as a capital gain dividend, will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding rates do not apply to dividends from REITs.

However, if a distribution is treated as effectively-connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. A non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits, which is not attributable to or treated as attributable to the disposition by us of a United States real property interest, if the excess portion of such distribution does not exceed the adjusted tax basis of its capital stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such capital stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted tax basis of its capital stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We must withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%.

A non-U.S. shareholder will incur tax on any distribution made by us to the extent attributable to gain from sales or exchanges of “United States real property interests” under special provisions of the federal income tax laws referred to as “FIRPTA.” The term “United States real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of United States real property interests as if such gain were effectively-connected with a U.S. business of the non-U.S. shareholder. However, a distribution to a non-U.S. shareholder will not be treated as gain recognized from the sale or exchange of a United States real property interest if the distribution is received (1) with respect to a class of stock that is regularly traded on an established securities market located in the United States and the recipient non-U.S. shareholder does not own more than 10% of that class of stock at any time during the one year preceding the distribution, (2) by certain non-U.S. publicly-traded shareholders that meet certain recordkeeping and other requirements (“qualified shareholders”), except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock or (3) by a “qualified foreign pension fund” (as defined in the Code) or any entity all of the interests of which are held by such a qualified foreign pension fund. We believe that our common stock is “regularly traded” on an established securities market in the United States. Under such circumstances: (1) the distribution will be treated as an ordinary dividend to the non-U.S. shareholder and taxed as an ordinary dividend that is not a capital gain, (2) the non-U.S. shareholder is not required to file a U.S. federal income tax return solely as a result of receiving such ordinary distribution, (3) the branch profits tax does not apply to such ordinary distribution, and (4) the distribution will be subject to U.S. federal income tax withholding as an ordinary dividend as described above.

In addition, a non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our capital stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our capital stock (the domestically-controlled REIT exception). We currently anticipate that we will be a domestically controlled REIT. However, we cannot assure you that this test will be met. If we are foreign controlled at any time, a non-U.S. shareholder that owned (actually or constructively) 10% or less of any class of our capital stock at all times during a specific testing period will not incur tax under FIRPTA with respect to any such gain on the disposition of our capital stock if that class of our capital stock is “regularly traded” on an established securities market. We believe that our common stock is “regularly traded” on an established securities market in the United States. To the extent that any class of our capital stock is regularly traded on an established securities market, a non-U.S. shareholder should not incur tax under FIRPTA (if we are a foreign-controlled REIT), unless it owns more than 10% of such class. If the gain on the sale of our capital stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

Withholding taxes may be imposed under Section 1471 through 1474 of the Code and the Treasury Regulations promulgated thereunder (“FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (after December 31, 2018) gross proceeds from the sale or other disposition of, our common equity paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring that it undertake to identify accounts held by certain “specified United States persons” or “United States – owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of FATCA on their investment in our common equity.

Tax Aspects of Our Investments in the Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in Condor Partnership and all of our other partnerships and limited liability companies (the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly-traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Each Partnership intends to be classified as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member) for federal income tax purposes, and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership, and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership or a disregarded entity, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “—Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax

A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Audit Rules

The Bipartisan Budget Act of 2015 changed certain rules relating to audits of partnerships for U.S. federal income tax purposes. Under these new rules, which are generally effective for taxable years beginning after December 31, 2017, and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest and penalties attributable thereto are assessed and collected, at the partnership level. Although it is still uncertain how these new rules will be implemented, they could result in the payment of taxes, penalties and interest by partnerships that we invest in, directly or indirectly, including our operating partnership, as a result of an audit adjustment, and we, as a direct or indirect partner of such partnerships, could be required to bear the economic burden of those taxes, penalties and interest, even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of such audit adjustment. Investors are urged to consult their tax advisors with respect to these new partnership audit rules and their potential impact on their investment in our stock.

Partnership Allocations

Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties

Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Under the respective partnership agreements of our Partnerships, depreciation or amortization deductions of each Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required, under the federal income tax laws governing partnership allocations, to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the Partnership will be specially allocated to the contributing partners to the extent of any built-in gain or built-in loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest

Our adjusted tax basis in our partnership interest in the Partnerships generally is equal to:

•	the amount of cash and the adjusted tax basis of any other property contributed by us to the Partnerships;

•	increased by our allocable share of the Partnerships’ income and our allocable share of indebtedness of the Partnerships; and

•	reduced, but not below zero, by our allocable share of the Partnerships’ loss and the amount of cash and property (at fair market value) distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of the Partnerships.

If the allocation of our distributive share of the Partnerships’ loss would reduce the adjusted tax basis of our partnership interest in the Partnerships below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Partnerships’ distributions, or any decrease in our share of the indebtedness of the Partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to the Operating Partnerships

To the extent that the Partnerships acquire their hotels in exchange for cash, the initial basis in such hotels for depreciation purposes under the federal income tax laws will be equal to the purchase price paid by the Partnerships.

To the extent that the Partnerships acquire hotels in exchange for units of limited partnership interest, the initial basis in each hotel for depreciation purposes under the federal income tax laws should be the same as the transferor’s basis in that hotel on the date of acquisition. Although the law is not entirely clear, the Partnerships generally depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnerships’ tax depreciation deductions are allocated among the partners in accordance with their respective interests in the Partnerships, except to the extent that the Partnerships are required under the federal income tax laws to use a method for allocating depreciation deductions attributable to the hotels or other contributed properties that results in our receiving a disproportionately large share of such deductions.

Sale of a Partnership’s Property

Generally, any gain realized by us or a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners who contributed such properties to the extent of their built-in gain or built-in loss on those properties for federal income tax purposes. The partners’ built-in gain or built-in loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Material Federal Income Tax Considerations—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnerships to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnerships’ trade or business.

State, Local and Foreign Taxes

We and/or you may be subject to state, local and foreign tax in various states, localities and foreign jurisdictions, including those states, localities and foreign jurisdictions, in which we or you transact business, own property, or reside. The state, local and foreign tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state, local and foreign tax laws upon your investment in our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom             is acting as representative, have severally agreed to purchase, and we have agreed to sell them, severally, the number of shares of our common stock indicated below:

Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us.

	Per Share		Total
	Without Overallotment	With Overallotment	Without Overallotment	With Overallotment

Underwriting discounts and commissions paid by us	$	$	$	$

The estimated offering expenses payable by us, including up to $10,000 in reimbursement of underwriters’ counsel fees in connection with the review of the terms of the offering by the Financial Industry Regulatory Authority, Inc., but excluding the underwriting discounts and commissions, will be approximately $500,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

Subject to certain limited exceptions, our officers, our directors, RES and StepStone have agreed with the underwriters not to dispose of or hedge any of their shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                                 .

Subject to certain exceptions, during the period beginning on the date of this prospectus and continuing to and including 180 days after the date of this prospectus, and without the prior written consent of                 , we have agreed not to:

•	issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	publicly announce an intention to effect any transaction specified above.

Notwithstanding the foregoing, if (a) during the last 17 days of the 180 day restricted period we issue an earnings release or material news or a material event relating to our company occurs, or (b) prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period, the restrictions described in the two immediately preceding paragraphs will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. We will promptly notify             of any earnings release, news or event that may give rise to an extension of the initial 180 day restricted period described in the two immediately preceding paragraphs.

Prior to this offering, there has been a limited public market for our common stock. The public offering price will be negotiated between us and the representative. Among the factors to be considered in determining the public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock is listed on the Nasdaq Global Market under the symbol “CDOR.”

We have agreed to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by exercising their overallotment option or by purchasing shares in the open market (or both).

Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option (a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors that purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presale of the shares.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Certain of the underwriters and their affiliates have engaged in commercial dealings with us and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”) and the shares offered by this prospectus, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”) an offer of securities to the public may not be made in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this prospectus, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the common stock offered by this prospectus, will be passed upon for us by McGrath North Mullin & Kratz, PC LLO. The description of federal income tax considerations under the caption “Material Federal Income Tax Considerations” in this prospectus is based on the opinion of McGrath North Mullin & Kratz, PC LLO.

EXPERTS

The consolidated financial statements and related financial schedule of Condor Hospitality Trust, Inc. as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, incorporated by reference in this prospectus, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of DB Hotel Atlanta, LLC as of December 31, 2015, and for the year then-ended, have been included herein and in the registration statement in reliance upon the report of Cherry Bekaert LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information filed with the SEC, which means that we can disclose important information to you by referring you directly to certain documents. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2015;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2016;

•	Current Reports on Form 8-K dated January 1, 2016, March 16, 2016, April 12, 2016, April 15, 2016, April 21, 2016, June 15, 2016, June 21, 2016, June 29, 2016, and July 26, 2016; and

•	Proxy Statement for the Annual Shareholders Meeting held on June 15, 2016.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Condor Hospitality Trust, Inc.

4800 Montgomery Lane, Suite 220

Bethesda, Maryland 20814

(402) 371-2520

Attn: Corporate Secretary

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.condorhospitality.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or document we file or furnish with the SEC.

We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of this registration statement, including the exhibits and schedules to this registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports and proxy statements and make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

CONDOR HOSPITALITY TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements of Condor Hospitality Trust, Inc. (together with its consolidated subsidiaries, “Condor”, the “Company”, “we”, “our”, and “us”) have been prepared to provide pro forma information with regarding to this offering (the “Offering”) and the use of proceeds therefrom as described under “Use of Proceeds”, as well as certain other adjustments. Accordingly, these unaudited pro forma consolidated financial statements give effect to the following transactions by application of adjustments to our historical consolidated financial statements:

(1)	Our acquisition of the 116-room San Antonio, Texas Springhill Suites by Marriott on October 1, 2015 and the 142-room Atlanta, Georgia Hotel Indigo and 120-room Jacksonville, Florida Courtyard by Marriott on October 2, 2015;

(2)	The disposition of two non-core hotel properties that closed on July 13, 2015;

(3)	The series of agreements entered into on March 16, 2016 (“March Equity Transactions”) providing for:

a.	The issuance and sale of 3,000,000 shares of Condor’s 6.25% Series D Cumulative Convertible Preferred Stock (“Series D Preferred Stock”) under a private transaction to SREP III Flight-Investco, L.P. (“SREP”), an affiliate of StepStone Group LP for an aggregate purchase price of $30 million;

b.	The exchange of all of Condor’s outstanding 6.25% Series C Convertible Preferred Stock (“Series C Preferred Stock”) plus cumulative accrued and unpaid dividends for 3,245,156 shares of Series D Preferred Stock plus cash dividends of $1.484 million and 6.25% Convertible Debt (“Convertible Debt”) of $1.012 million;

c.	The cash redemption of all of Condor’s outstanding Series A Preferred Stock and Series B Redeemable Preferred Stock (“Series B Preferred Stock”) plus cumulative accrued and unpaid dividends, which was completed on April 15, 2016 for a total redemption price, including related expenses, of $20.167 million;

(4)	This Offering, including:

a.	The receipt of the proceeds, net of estimated expenses, from this Offering;

b.	The use of the proceeds from this Offering assumed to be used to repay certain existing debt with the remaining cash remaining available for future acquisitions;

c.	The conversion of 6,245,156 shares of our 6.25% Series D Preferred Stock into 39,032,225 shares of our common stock assuming that the gross proceeds from this Offering are $50 million or more as is required by the terms of the Series D Preferred Stock;

d.	The conversion of $1.012 million of our 6.25% Convertible Debt (the “Convertible Debt”) into 632,249 shares of our common stock assuming that the gross proceeds from this Offering are $50 million or more as is required by the terms of the Convertible Debt;

(5)	The funding of our portion of the Spring Street Hotel Property II LLC joint venture (“Spring Street JV”) entered into on July 26, 2016, of which the Company owns 80%, to acquire the 254-room Aloft hotel in downtown Atlanta, Georgia.

(6)	The common stock dividend of $0.01 per share announced on July 11, 2016, payable on August 3, 2016 to shareholders of record on July 22, 2016.

(7)	The common stock sold in the Offering is sold for $2.00 or greater per share and the Company is not required to pay a make whole payment from the proceeds of the Offering to the holders of the Series D Preferred Stock.

The unaudited pro forma consolidated balance sheet as of June 30, 2016 assumes that each of the transactions referred to above that occurred subsequent to June 30, 2016 occurred on June 30, 2016. No adjustment was made for transactions occurring prior to June 30, 2016 as they are already reflected in the consolidated balance sheet as of that date. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2016 and for the year ended December 31, 2015 assume that each of the transactions referred to above occurred on January 1, 2015. In the opinion of management, all adjustments necessary to reflect the effects of these transactions have been made.

These unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what our actual consolidated financial position or results of operations would have been had the transactions occurred on the dates indicated, or of future results of operations or financial condition, and should not be viewed as indicative of future results of operations or financial condition.

These unaudited pro forma consolidated financial statements should be read in conjunction with, and are qualified in their entirety by, our historical consolidated financial statements and the related notes thereto, which appear in the Annual Report on Form 10-K as of and for the year ended December 31, 2015, filed with the Securities and Exchange Commission (SEC) on March 24, 2016, and the Quarterly Report on Form 10-Q as of and for the three and six month periods ended June 30, 2016, filed with the SEC on August 8, 2016, each of which is incorporated by reference in this prospectus, and the notes to the unaudited pro forma consolidated financial statements included in this filing.

Condor Hospitality Trust, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet

June 30, 2016

(In thousands, except share amounts and per share data)

	[A]	[B]	[C]	[D]	[E]
	Historical Condor	Joint Venture	Offering and Conversion	Debt Repayment	Common Dividends	Pro Forma Condor
Assets
Investments in hotel properties, net	$88,336	$—	$—	$—	$—	$88,336
Investment in joint venture	—	8,600	—	—	—	8,600
Cash and cash equivalents	18,999	(8,600)	69,475	(29,634)	(50)	50,190
Restricted cash, property escrows	3,294	—	—	—	—	3,294
Accounts receivable, net of allowance for doubtful accounts of $7	1,450	—	—	—	—	1,450
Prepaid expenses and other assets	2,459	—	—	—	—	2,459
Investment in hotel properties held for sale, net	28,531	—	—	—	—	28,531

Total Assets	$143,069	$—	$69,475	$(29,634)	$(50)	$182,860

Liabilities and Equity
Liabilities
Accounts payable, accrued expenses and other liabilities	$6,940	$—	$—	$—	$—	$6,940
Derivative liabilities, at fair value	260	—	—	—	—	260
Convertible debt, at fair value	1,191	—	(1,191)	—	—	—
Long-term debt, net of deferred financing costs	52,922	—	—	(21,496)	—	31,426
Long-term debt related to hotel properties held for sale, net of deferred financing costs	16,319	—	—	(7,168)	—	9,151

Total Liabilities	77,632	—	(1,191)	(28,664)	—	47,777

Equity
Shareholders’ equity
Preferred stock, 40,000,000 shares authorized: 6.25% Series D, 6,700,000 shares authorized, $0.01 par value, 6,245,156 shares outstanding, liquidation preference of $62,452 (actual); 0 shares outstanding (as adjusted)	61,381	—	(61,381)	—	—	—
Common stock, $.01 par value, 200,000,000 shares authorized; 4,941,878 shares outstanding (actual); shares outstanding (as adjusted)	49	—	772	—	—	821
Additional paid-in capital	118,534	—	131,275	—	—	249,809
Accumulated deficit	(117,058)	—	—	(970)	(50)	(118,078)

Total Shareholders’ Equity	62,906	—	70,666	(970)	(50)	132,552
Noncontrolling interest in consolidated partnership,redemption value $1,474	2,531	—	—	—	—	2,531

Total Equity	65,437	—	70,666	(970)	(50)	135,083

Total Liabilities and Debt	$143,069	$—	$69,475	$(29,634)	$(50)	$182,860

See accompanying notes and management’s assumptions to unaudited pro forma consolidated financial statements.

NOTES AND MANAGEMENT ASSUMPTIONS TO UNAUDITED

PRO FORMA CONSOLIDATED BALANCE SHEET

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE DATA)

[A]	Represents the Company’s consolidated balance sheet as of June 30, 2016 as filed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.
[B]	Represents the initial investment in the Spring Street JV formed to acquire a 254-room Aloft hotel in downtown Atlanta, Georgia. The purchase price for the hotel is $43,550. The Company contributed $1,000 to Spring Street JV on July 26, 2016 and will contribute approximately $7,600 to Spring Street JV upon the closing of the acquisition of the hotel, in exchange for an 80% equity interest in Spring Street JV. Our joint venture partner contributed $250 to Spring Street JV and will contribute approximately $1,900 to Spring Street JV upon the closing of the acquisition of the hotel, in exchange for a 20% equity interest in Spring Street JV. The Company anticipates that approximately $33,750 of the purchase price will be financed with a mortgage loan.

The closing of the acquisition of the hotel is subject to customary closing conditions including accuracy of representations and warranties and compliance with covenants and obligations. The closing is expected to occur in the third quarter of 2016. If closing does not occur, the joint venture will be dissolved.

The accounting treatment of Spring Street JV was evaluated in accordance with Financial Accounting Standards Board Accounting Standards Codification 810, Consolidations. Due to the substantive participating rights of the joint venture partner, the Company will not consolidate the joint venture. The company will account for Spring Street JV under the equity method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification 323, Investments — Equity Method and Joint Ventures.

[C]	Reflects the issuance of shares of common stock in this offering, based on an assumed public offering price of $ per share, totaling $75,000, and net of underwriting discounts and offering expenses. As required by their terms, if the gross proceeds from the Offering are $50,000 or more, the Series D Preferred Stock and Convertible Debt automatically are converted into common stock at the time of the Offering. Assumes that the shares of common stock are sold in the Offering for $2.00 or greater per share and the Company is not required to pay a make whole payment from the proceeds of the Offering to the holders of the Series D Preferred Stock.
[D]	Reflects the partial use of the proceeds from the Offering to repay approximately $29,107 of debt. For the purpose of this pro forma presentation, all of the Company’s debt outstanding at June 30, 2016 is assumed to be repaid with these proceeds with the exception of (1) the debt incurred in relation to the 2015 acquisitions (principal totaling $26,097 less related deferred financing costs of $351 at June 30, 2016) and (2) the Company’s Morgan Stanley debt for which there are significant prepayment penalties (principal totaling $15,059 less related deferred financing costs of $228 at June 30, 2016). Loss on early extinguishment of debt totals $970 related to these assumed repayments.
[E]	Reflects the common stock dividend of $0.01 per share announced on July 11, 2016, payable on August 3, 2016 to shareholders of record on July 22, 2016, totaling $50.

Condor Hospitality Trust, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2016

(In thousands)

	[AA]		[BB]	[CC]	[DD]
	Historical Condor		Joint Venture	March 2016 Equity Transactions, Offering and Conversion	Debt Repayment	Pro Forma Condor
Revenue
Room rentals and other hotel services		$25,991	$—	$—	$—		$25,991

Operating Expenses
Hotel and property operations		18,978	—	—	—		18,978
Depreciation and amortization		2,698	—	—	—		2,698
General and administrative		2,725	—	—	—		2,725
Acquisition and terminated transactions		147	—	—	—		147
Terminated equity transactions		—	—	—	—		—

Total operating expenses		24,548	—	—	—		24,548

Operating income		1,443	—	—	—		1,443
Net gain on disposition of assets		12,226	—	—	—		12,226
Net gain (loss) on derivatives and convertible debt		6,279	—	(6,469)	—		(190)
Other income		2	—	16	—		18
Interest expense		(2,536)	—	18	948		(1,570)
Loss on debt extinguishment		(1,149)	—	—	33		(1,116)
Equity in earnings of joint venture		—	450	—	—		450
Impairment loss		(914)	—	—	—		(914)

Net earnings (loss) from continuing operations before income taxes		15,351	450	(6,435)	981		10,347
Income tax expense		—	—	—	—		—

Net earnings (loss) from continuing operations		15,351	450	(6,435)	981		10,347
Loss (earnings) from continuing operations attributable to noncontrolling interests		(543)	(15)	347	84		(127)

Net earnings (loss) from continuing operations attributable to controlling interest		14,808	435	(6,088)	1,065		10,220
Dividends declared and undeclared and in kind dividends deemed on preferred stock		(18,797)	—	18,797	—		—

Net earnings (loss) from continuing operations attributable to common shareholders		$(3,989)	435	12,709	1,065		$10,220

Earnings per share
Continuing operations—Basic	$					$
Continuing operations—Diluted	$					$

See accompanying notes and management’s assumptions to unaudited pro forma consolidated financial statements.

Condor Hospitality Trust, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2015

(In thousands)

	[AA]		[BB]	[CC]	[DD]	[EE]	[FF]
	Historical Condor		Joint Venture	March 2016 Equity Transactions, Offering and Conversion	Debt Repayment	Acquisition of 3 Hotels	Disposition of 2 Hotels	Pro Forma Condor
Revenue
Room rentals and other hotel services		$57,341	$—	$—	$—	$8,687	$(3,402)		$62,626

Operating Expenses
Hotel and property operations		42,186	—	—	—	5,933	(2,452)		45,667
Depreciation and amortization		5,400	—	—	—	1,318	(109)		6,609
General and administrative		5,493	—	—	—	—	—		5,493
Acquisition and terminated transactions		684	—	—	—	—	—		684
Terminated equity transactions		246	—	—	—	—	—		246

Total operating expenses		54,009	—	—	—	7,251	(2,561)		58,699

Operating income (loss)		3,332	—	—	—	1,436	(841)		3,927
Net gain on disposition of assets		4,802	—	—	—	—	—		4,802
Net gain (loss) on derivatives and convertible debt		11,578	—	(11,655)	—	—	—		(77)
Other income		114	—	(16)	—	—	—		98
Interest expense		(5,445)	—	—	2,679	(1,072)	644		(3,194)
Loss on debt extinguishment		(213)	—	—	(1,512)	—	—		(1,725)
Equity in earnings (loss) of joint venture		—	(160)	—	—	—	—		(160)
Impairment loss		(3,828)	—	—	—	—	1,020		(2,808)

Net earnings (loss) from continuing operations before income taxes		10,340	(160)	(11,671)	1,167	364	823		863
Income tax expense		—	—	—	—	—	—		—

Net earnings (loss) from continuing operations		10,340	(160)	(11,671)	1,167	364	823		863
Loss (earnings) from continuing operations attributable to noncontrolling interests		(752)	8	759	19	(41)	(42)		(49)

Net earnings (loss) from continuing operations attributable to controlling interest		9,588	(152)	(10,912)	1,186	323	781		814
Dividends declared and undeclared and in kind dividends deemed on preferred stock		(3,632)	—	(3,375)	—	—	—		(7,007)

Net earnings (loss) from continuing operations attributable to common shareholders		$5,956	(152)	(14,287)	1,186	323	781		$(6,193)

Earnings per share
Continuing operations—Basic	$							$
Continuing operations—Diluted	$							$

See accompanying notes and management’s assumptions to unaudited pro forma consolidated financial statements.

NOTES AND MANAGEMENT ASSUMPTIONS TO UNAUDITED

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE DATA)

[AA]	Represents the Company’s unaudited consolidated statement of operations for the six months ended June 30, 2016 as filed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and the Company’s audited consolidated statement of operations for the year ended December 31, 2015 as filed in our Annual Report on Form 10-K for the year ended December 31, 2015, both excluding discontinued operations.
[BB]	Represents the Company’s interest in the earnings (loss) resulting from the Spring Street JV as discussed in Note [B] above. Joint venture earnings (loss) is based on historical financial statements for the Atlanta Aloft for the respective periods after adjustment for specific verifiable and continuing changes in operating expenses (differences in management fees charged to the hotels historically and the post-acquisition contracts entered into by the Company) as well as pro forma adjustments to depreciation and interest expense. Total joint venture earnings (loss) have been allocated between the Company and the joint venture partner based on the terms of the joint venture agreement, with the Company receiving a 10% preferred return on its investment and joint venture losses being split between the partners consistently with the 80%/20% ownership percentages.

Pro forma depreciation and amortization is based on current estimates of post-acquisition depreciable basis of the investment in hotel properties with assumed asset lives of 40 years for building and improvements, five years for furniture and equipment, and the remaining term of the franchise agreement for franchise fees. The acquisition of the Atlanta Aloft hotel will be recorded by the joint venture under the purchase method of accounting. The total consideration being paid to the seller of the hotel will be allocated to the hotel assets acquired and liabilities assumed at their fair value on the date of acquisition in accordance with Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations. The allocation of fair value detailed in the table below is based on the Company’s preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired.

Joint Venture Assets
Land	$6,620
Building and improvements	36,552
Furniture and equipment	1,778
Franchise fees	30

Total investment in hotel properties	44,980
Liabilities Assumed by Joint Venture
Unearned franchise incentive fee	(1,400)

Contractual Purchase Price plus Franchise Fees	$43,580

Interest expense adjustments include interest expense as well as the amortization of deferred financing costs related to the loan that is expected to be entered into at the time of acquisition. The Company anticipates that approximately $33,750 of the purchase price will be financed with a mortgage loan in connection with the closing of the acquisition of the hotel in an interest only loan with a variable interest rate currently equal to 5.50%.

[CC]

Reflects the impact of the March Equity Transactions and the Offering (with the exception of the early repayment of debt which is included as adjustment [DD] as discussed below) as if they had occurred on January 1, 2015. These impacts include the removal of gains/losses on derivatives that were either extinguished or permanently included in equity upon the occurrence of the March Equity Transactions, the removal of interest expense on the Convertible Debt that is assumed to be both issued and extinguished on January 1, 2015 in this pro forma presentation, adjustments to dividends on preferred stock which assume that Series D Preferred Stock both issued and converted and the Series A, B, and C Preferred Stock were extinguished on January 1, 2015, and related adjustments to income from noncontrolling interests (which include consideration of the dilution of noncontrolling interests following the occurrence of these transactions). Assumes that the shares of common stock are sold in the Offering for $2.00 or greater per share and the Company is not required to pay a make whole payment from the proceeds of the Offering to the holders of the Series D Preferred Stock.

[DD]	Reflects the partial use of the proceeds from the Offering to repay approximately $55,757 of debt. For the purpose of this pro forma presentation, all of the Company’s debt outstanding at January 1, 2015 is assumed to be repaid with these proceeds with the exception of (1) the debt incurred in relation to the 2015 acquisitions and (2) the Company’s Morgan Stanley debt for which there are significant prepayment penalties.
[EE]	Represents the operations of the three hotels acquired in October 2015 giving effect to the acquisitions as if they had occurred on January 1, 2015. Revenues and hotel and property operations expenses are based on historical financial statements for the hotels for the respective periods after adjustment for specific verifiable and continuing changes in operating expenses (differences in management fees charged to the hotels historically and the post-acquisition contracts entered into by the Company).

Pro forma depreciation and amortization is based on the post-acquisition depreciable basis of the investment in hotel properties per the final purchase accounting performed for the acquisitions and asset lives of 40 years for building, 12 to 27 years for building improvements, three to six years for furniture and equipment, and the remaining term of the franchise agreement for franchise fees. The acquisition of the San Antonio, Atlanta, and Jacksonville hotels was recorded under the purchase method of accounting. The total consideration being paid to the seller of these hotels was allocated to the hotel assets acquired and liabilities assumed at their fair value on the date of acquisition in accordance with Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations.

Interest expense adjustments include interest expense as well as the amortization of deferred financing costs related to the loans entered into and assumed at the time of acquisition. The purchase of the San Antonio hotel was financed, in part, through the assumption of a mortgage loan payable to LMREC 2015-CREI, Inc. (Latitude). On October 1, 2015, the assumed mortgage had a principal amount of $11,220. The loan bears interest at a variable rate of 30-day Libor (subject to a floor of 0.1522%) plus 6.25%. The purchase of the Atlanta and Jacksonville hotels was financed, in part, with the proceeds of mortgage loans provided by GE Capital Franchise Finance Corporation (GE). The loan agreements were dated October 2, 2015 with principal amounts of $5,000 for the loan secured by the Atlanta hotel and $10,100 for the loan secured by the Jacksonville hotel. These loans bear interest at a variable rate of 90-day Libor plus 3.25%. This and certain of our other loans previously owned by GE were sold to Western Alliance Bank (“WAB”) in April 2016 and we now refer to them as our WAB loans. If the variable rates of the GE and Latitude mortgage loans were to increase by 1/8%, the six month and annual increase in interest expense would be $16 and $33, respectively.

[FF]	Represents the required adjustments to reflect the sale of two hotels that represent significant dispositions for which results are included in continuing operations as if they had occurred on January 1, 2015.

  DB HOTEL ATLANTA, LLC

FINANCIAL STATEMENTS

              As of and for the Six Months Ended June 30, 2016

and 2015

DB HOTEL ATLANTA, LLC

DB HOTEL ATLANTA, LLC

BALANCE SHEETS (UNAUDITED)

JUNE 30, 2016 AND 2015

	2016	2015
ASSETS
Current Assets:
Cash	$1,776,948	$545,876
Accounts receivable	146,071	60,804
Inventory	12,028	22,265
Prepaid expenses and other current assets	80,128	90,375

Total Current Assets	2,015,175	719,320
Operating properties, net	34,416,534	36,105,500
Intangible assets, net	53,250	56,250
Other assets	29,860	29,860

Total Assets	$36,514,819	$36,910,930

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities:
Accounts payable	$386,314	$339,503
Accrued expenses	653,856	455,515
Customer deposits	389,998	146,620
Current portion of incentive fee liability	80,000	80,000
Current portion of note payable	549,353	519,158

Total Current Liabilities	2,059,521	1,540,796
Incentive fee liability, net of current portion	1,320,000	1,400,000
Note payable, net of current portion	21,347,893	21,854,298

Total Liabilities	24,727,414	24,795,094

Commitments and contingencies (Note 7)	—	—
Member’s Equity	11,787,405	12,115,836

Total Liabilities and Member’s Equity	$36,514,819	$36,910,930

See notes to the financial statements.	2

DB HOTEL ATLANTA, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER’S EQUITY (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	2016	2015
Revenues:
Rooms	$4,767,497	$4,146,358
Food and beverage	287,356	307,129
Other	480,930	273,247

	5,535,783	4,726,734

Operating expenses:
Administrative and general	1,672,426	1,384,435
Payroll and related expenses	670,076	620,192
Marketing	653,292	630,322
Property operation, maintenance, and energy costs	120,059	110,317

	3,115,853	2,745,266

Income before fixed charges	2,419,930	1,981,468

Fixed charges:
Interest	530,441	537,952
Depreciation and amortization	966,240	958,561
Property taxes	279,000	275,662
Insurance	31,706	23,921

	1,807,387	1,796,096

Net income	612,543	185,372
Member’s equity, beginning of year	11,649,862	13,150,066
Member distributions	(475,000)	(1,219,602)

Member’s equity, end of year	$11,787,405	$12,115,836

See notes to the financial statements.	3

DB HOTEL ATLANTA, LLC

STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	2016	2015
Operating Activities:
Net income	$612,543	$185,372
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	979,067	982,428
Increase (decrease) in cash resulting from changes in:
Accounts receivable, trade	(2,707)	16,413
Inventory	6,290	(1,217)
Prepaid expenses and other current assets	(56,894)	(75,823)
Accounts payable	157,796	171,434
Accrued expenses	374,801	81,609
Customer deposits	191,768	59,956
Incentive fee liability	(40,000)	(40,000)

Net cash flows from operating activities	2,222,664	1,380,172

Investing Activities:
Purchases of operating properties	(52,628)	—

Net cash flows from investing activities	(52,628)	—

Financing Activities:
Repayment of note payable, parent	—	(91,239)
Principal payment of note payable	(262,562)	(253,634)
Distributions to member	(475,000)	(1,219,602)

Net cash flows from financing activities	(737,562)	(1,564,475)

Net change in cash	1,432,474	(184,303)
Cash, beginning of year	344,474	730,179

Cash, end of year	$1,776,948	$545,876

Supplemental disclosure of cash flow information:
Cash paid for interest	$488,034	$509,351

See notes to the financial statements.	4

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2016 AND 2015

Note 1—Nature of business and summary of significant accounting policies

Organization – DB Hotel Atlanta, LLC (d/b/a Aloft Atlanta Downtown) (the “Hotel” or “Company”) owns and operates the Aloft Atlanta Downtown hotel, a 263-room hotel in downtown Atlanta, Georgia. The Hotel operates under a franchise agreement with Sheraton Hotels (“Franchisor”) and provides guest rooms, food and beverage services, and group meeting facilities. The success of the Hotel depends on the tourist and business trade in the south-eastern United States. The Hotel is a wholly owned subsidiary of DeBartolo Opportunity Fund II, LP (the “Parent”), a Delaware Limited Partnership.

Revenue Recognition – Revenue is recognized as services are performed or products are delivered. When the Hotel receives payments before services are provided, the amount received is recorded as customer deposits until the service has been completed.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Any accounts receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Based on the information available to management, the Hotel believes that an allowance for doubtful accounts is not necessary at June 30, 2016 and 2015. However, future write-offs may exceed management’s estimate.

Inventory – Inventory consists primarily of food and beverage and is stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

Operating Properties – Operating properties are carried at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets, generally between three and eight years for furniture and equipment and forty years for buildings and improvements.

Intangible Assets – Intangible assets are comprised of franchise fees. These fees are amortized on a straight-line basis over 20 years, which is the term of the franchise agreement.

Long-Lived Asset Impairment – The Hotel reviews the carrying value of its long-lived assets (operating properties and intangible assets) for impairment whenever events or changes in circumstances indicate that the historical cost - carrying value of an asset may no longer be recoverable. The Hotel assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recorded to the extent that the asset carrying value exceeds its fair value. No impairment loss was recorded during the six months ended June 30, 2016 and 2015.

Deferred Financing Costs – Costs incurred to secure notes payable are capitalized and amortized over the term of the note agreements to interest expense using a method that approximates the effective interest method. Interest expense for the six months ended June 30, 2016 and 2015 related to the amortization of deferred financing costs was approximately $24,000. The remaining unamortized deferred financing costs approximated $52,000 and $95,000 as of June 30, 2016 and 2015, respectively. Deferred financing costs are included in the balance sheets as a reduction to the corresponding note payable balance.

5

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2016 AND 2015

Note 1—Nature of business and summary of significant accounting policies (continued)

Incentive Fee Liability – In 2014, the Hotel received payment of $1,600,000 in accordance with the Hotel’s amended franchise agreement from the Franchisor. The payment represents an incentive fee which is to be repaid to the franchisor on a pro-rata basis if the franchise agreement is terminated before the end of its 20 year term. The Hotel recognizes the amount no longer required to be repaid to the franchisor upon termination of the franchise agreement as a reduction of management fee expense. During each of the six months ended June 30, 2016 and 2015 the Hotel recognized a reduction of management fee expense of $40,000.

Advertising Costs – The Hotel charges the costs of advertising to operations as such costs are incurred. Advertising costs were approximately $6,000 and $15,000 during the six months ended June 30, 2016 and 2015, respectively, and have been included in marketing expenses in the accompanying statements of operations.

Income Taxes – The Company is a limited liability company and is taxed as a Partnership for federal income tax purposes. Accordingly, the financial statements do not include a provision for federal income taxes. Instead, the Company’s net income or loss is included in the member’s income tax return.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Hotel has evaluated subsequent events through August 4, 2016 in connection with the preparation of the financial statements, which is the date the financial statements were available to be issued.

Note 2—Concentrations of credit risk

Financial instruments which potentially subject the Hotel to concentrations of credit risk consist primarily of cash and accounts receivable.

The Hotel places its cash on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation provides deposit insurance of $250,000 for substantially all depository accounts. The Hotel from time to time may have amounts on deposit in excess of the insured limits. As of June 30, 2016 and 2015, the Hotel had approximately $1,289,000 and $218,000, respectively, in cash balances in excess of these insured limits.

Accounts receivable consist of receivables due from customers for services provided. The Company does not require collateral for their receivables and collection risk is reduced as the balance consists of small amounts from many customers.

6

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2016 AND 2015

Note 3—Operating properties

Operating properties consist of the following at June 30:

	2016	2015
Land and improvements	$5,906,964	$5,906,964
Buildings and improvements	33,002,160	33,002,160
Construction in process and other	279,834	47,000

	39,188,958	38,956,124
Less accumulated depreciation	(4,772,424)	(2,850,624)

	$34,416,534	$36,105,500

Depreciation expense was approximately $965,000 and $957,000 for the six months ended June 30, 2016 and 2015, respectively.

Note 4—Intangible assets

Intangible assets consist of the following at June 30:

	2016	2015
Franchise fees	$60,000	$60,000
Less accumulated amortization	(6,750)	(3,750)

	$53,250	$56,250

Amortization expense for each of the six months ended June 30, 2016 and 2015 was $1,500.

Note 5—Note payable

The note payable consists of a construction note payable to a bank that allowed for maximum borrowings of $24,000,000. During 2014 the Hotel construction was completed and the principal balance of the note payable was fixed at approximately $22,720,000. The note payable requires monthly principal and interest payments of approximately $128,000, including interest at 4.5%. The note payable matures in July 2017, at which time all remaining accrued interest and principal is due. The note payable is secured by the Hotel’s operating properties, and repayment is guaranteed by the Parent.

Future maturities of the note payable are as follows as of June 30, 2016:

July 1, 2016 - June 30, 2017	$549,353
July 2017	21,399,546

Gross outstanding borrowings	21,948,899
Less: unamortized debt issuance costs	(51,653)

Total	$21,897,246

7

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2016 AND 2015

Note 6—Related party transactions

Note Payable, related party – During 2014 the Hotel had a note payable with the Parent in the amount of approximately $91,000 that was unsecured and non-interest bearing. During the six months ended June 30, 2015 this note payable was repaid to the Parent.

Note 7—Commitments and contingencies

Management Agreement – The Hotel has an agreement with an unrelated entity to manage the Hotel operations. The Hotel pays the property manager 5% of gross revenues, as defined in the agreement. Management fees for the six months ended June 30, 2016 and 2015 approximated $277,000 and 236,000, respectively, and are included in administrative and general expenses in the accompanying statements of operations.

Franchise Agreement – The franchise agreement with the Franchisor became effective the date of the opening of the hotel on April 1, 2014 (“Effective Date”), and expires 20 years from the Effective Date. The Hotel is required to pay 5.5% of the Hotel’s gross room revenue, as defined in the agreement, as franchise fees and 4% of the Hotel’s gross room revenue as marketing fees to the Franchisor. For the period from the opening day through December 31, 2015 the franchise fee is reduced by 2% to 3.5% and for the period from January 1, 2016 through December 31, 2016 the franchise fee is reduced by 1% to 4.5%. However, should the Hotel default under the terms of the franchise agreement prior to January 1, 2017, the reductions will be forfeited and the Hotel will be required to pay the Franchisor the full franchise fee. The total amount of franchise fee reductions as of June 30, 2016 and 2015 approximated $351,000 and $170,000, respectively. Management does not believe the Hotel will default on the franchise agreement and, as such, has not recorded the additional franchise fees in the financial statements. Franchise and marketing fees for the six months ended June 30, 2016 and 2015 approximated $417,000 and $206,000, respectively, and are included in administrative and general expenses in the accompanying statements of operations.

Reserve Fund – Under the franchise agreement, the Hotel is required to establish a reserve fund for routine capital improvements and renovations to the hotel. However, due to the significant renovations completed in 2014, the Hotel determined that it was not necessary to establish such a fund for the six months ended June 30, 2016 and 2015. The Hotel will establish a reserve fund in the future should the budgeted capital expenditures and routine expenses warrant establishing such a reserve.

Valet Parking Service Agreement – On December 29, 2015, the Hotel entered into an agreement with a third party for the management of the Hotel’s valet parking services. Under the terms of the agreement, the Hotel is to pay the management company 30% of all parking revenues. Approximately $116,000 was paid related to this agreement for the six months ended June 30, 2016. The agreement expires on December 29, 2016.

8

  DB HOTEL ATLANTA, LLC

FINANCIAL STATEMENTS

          As of and for the Year Ended December 31, 2015

And Report of Independent Auditor

DB HOTEL ATLANTA, LLC

Report of Independent Auditor

To the Member

DB Hotel Atlanta, LLC

Tampa, Florida

We have audited the accompanying financial statements of DB Hotel Atlanta, LLC, which comprise the balance sheet as of December 31, 2015, and the related statements of operations and changes in member’s equity and cash flows for the year then ended, and the related notes to the financial statements

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DB Hotel Atlanta, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Cherry Bekaert LLP

Tampa, Florida

August 3, 2016

DB HOTEL ATLANTA, LLC

BALANCE SHEET

DECEMBER 31, 2015

ASSETS
Current Assets:
Cash	$344,474
Accounts receivable	143,364
Inventory	18,318
Prepaid expenses and other current assets	23,234

Total Current Assets	529,390
Operating properties, net	35,328,646
Intangible assets, net	54,750
Other assets	29,860

Total Assets	$35,942,646

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities:
Accounts payable	$228,518
Accrued expenses	279,055
Customer deposits	198,230
Current portion of incentive fee liability	80,000
Current portion of note payable	536,986

Total Current Liabilities	1,322,789
Incentive fee liability, net of current portion	1,360,000
Note payable, net of current portion	21,609,995

Total Liabilities	24,292,784

Commitments and contingencies (Note 7)	—
Member’s Equity	11,649,862

Total Liabilities and Member’s Equity	$35,942,646

See notes to the financial statements.	2

DB HOTEL ATLANTA, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER’S EQUITY

YEAR ENDED DECEMBER 31, 2015

Revenues:
Rooms	$8,440,007
Food and beverage	645,362
Other	576,809

9,662,178

Operating expenses:
Administrative and general	3,123,844
Payroll and related expenses	1,290,860
Marketing	1,255,802
Property operation, maintenance, and energy costs	239,970

5,910,476

Income before fixed charges	3,751,702

Fixed charges:
Interest	1,084,984
Depreciation and amortization	1,917,421
Property taxes	556,707
Insurance	48,192
3,607,304

Net income	144,398
Member’s equity, beginning of year	13,150,066
Member distributions	(1,644,602)

Member’s equity, end of year	$11,649,862

See notes to the financial statements.	3

DB HOTEL ATLANTA, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Operating Activities:
Net income	$144,398
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	1,971,094
Increase (decrease) in cash resulting from changes in:
Accounts receivable, trade	(66,147)
Inventory	2,730
Prepaid expenses and other current assets	(8,682)
Accounts payable	60,449
Accrued expenses	(94,851)
Customer deposits	111,566
Incentive fee liability	(80,000)

Net cash flows from operating activities	2,040,557

Investing Activities:
Purchases of operating properties	(180,206)

Net cash flows from investing activities	(180,206)

Financing Activities:
Repayment of note payable, parent	(91,239)
Principal payment of note payable	(510,215)
Distributions to member	(1,644,602)

Net cash flows from financing activities	(2,246,056)

Net change in cash	(385,705)
Cash, beginning of year	730,179

Cash, end of year	$344,474

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,026,005

See notes to the financial statements.	4

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 1—Nature of business and summary of significant accounting policies

Organization – DB Hotel Atlanta, LLC (d/b/a Aloft Atlanta Downtown) (the “Hotel” or “Company”) owns and operates the Aloft Atlanta Downtown hotel, a 263-room hotel in downtown Atlanta, Georgia. The Hotel operates under a franchise agreement with Sheraton Hotels (“Franchisor”) and provides guest rooms, food and beverage services, and group meeting facilities. The success of the Hotel depends on the tourist and business trade in the south-eastern United States. The Hotel is a wholly owned subsidiary of DeBartolo Opportunity Fund II, LP (the “Parent”), a Delaware Limited Partnership.

Revenue Recognition – Revenue is recognized as services are performed or products are delivered. When the Hotel receives payments before services are provided, the amount received is recorded as customer deposits until the service has been completed.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Any accounts receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Based on the information available to management, the Hotel believes that an allowance for doubtful accounts is not necessary at December 31, 2015. However, future write-offs may exceed management’s estimate.

Inventory – Inventory consists primarily of food and beverage and is stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

Operating Properties – Operating properties are carried at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets, generally between three and eight years for furniture and equipment and forty years for buildings and improvements.

Intangible Assets – Intangible assets are comprised of franchise fees. These fees are amortized on a straight-line basis over 20 years, which is the term of the franchise agreement.

Long-Lived Asset Impairment – The Hotel reviews the carrying value of its long-lived assets (operating properties and intangible assets) for impairment whenever events or changes in circumstances indicate that the historical cost - carrying value of an asset may no longer be recoverable. The Hotel assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recorded to the extent that the asset carrying value exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2015.

Deferred Financing Costs – Costs incurred to secure notes payable are capitalized and amortized over the term of the note agreements to interest expense using a method that approximates the effective interest method. Interest expense for the year ended December 31, 2015 related to the amortization of deferred financing costs was approximately $54,000. The remaining unamortized deferred financing costs approximated $64,000 as of December 31, 2015. The Hotel has elected to early adopt Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs. As a result, deferred financing costs are included in the balance sheet as a reduction to the corresponding note payable balance.

5

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 1—Nature of business and summary of significant accounting policies (continued)

Incentive Fee Liability – In 2014, the Hotel received payment of $1,600,000 in accordance with the Hotel’s amended franchise agreement from the Franchisor. The payment represents an incentive fee which is to be repaid to the franchisor on a pro-rata basis if the franchise agreement is terminated before the end of its 20 year term. The Hotel recognizes the amount no longer required to be repaid to the franchisor upon termination of the franchise agreement as a reduction of franchise fee expense. During the year ended December 31, 2015 the Hotel recognized a reduction of franchise fee expense of $80,000.

Advertising Costs – The Hotel charges the costs of advertising to operations as such costs are incurred. Advertising costs were approximately $23,000 during the year ended December 31, 2015 and have been included in marketing expenses in the accompanying statement of operations.

Income Taxes – The Company is a limited liability company and is taxed as a Partnership for federal income tax purposes. Accordingly, the financial statements do not include a provision for federal income taxes. Instead, the Company’s net income or loss is included in the member’s income tax return.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Hotel has evaluated subsequent events through August 3, 2016 in connection with the preparation of the financial statements, which is the date the financial statements were available to be issued.

Note 2—Concentrations of credit risk

Financial instruments which potentially subject the Hotel to concentrations of credit risk consist primarily of cash and accounts receivable.

The Hotel places its cash on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation provides deposit insurance of $250,000 for substantially all depository accounts. The Hotel from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2015, the Hotel had approximately $46,000 in cash balances in excess of these insured limits.

Accounts receivable consist of receivables due from customers for services provided. The Company does not require collateral for their receivables and collection risk is reduced as the balance consists of small amounts from many customers.

6

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 3—Operating properties

Operating properties consist of the following at December 31, 2015:

Land and improvements	$5,906,964
Buildings and improvements	33,002,160
Construction in process and other	227,206

39,136,330
Less accumulated depreciation	(3,807,684)

$35,328,646

Depreciation expense was approximately $1,914,000 for the year ended December 31, 2015.

Note 4—Intangible assets

Intangible assets consist of the following at December 31, 2015:

Franchise fees	$60,000
Less accumulated amortization	(5,250)

$54,750

Amortization expense for the year ended December 31, 2015 was $3,000.

Note 5—Note payable

The note payable consists of a construction note payable to a bank that allowed for maximum borrowings of $24,000,000. During 2014 the Hotel construction was completed and the principal balance of the note payable was fixed at approximately $22,720,000. The note payable requires monthly principal and interest payments of approximately $128,000, including interest at 4.5%. The note payable matures in July 2017, at which time all remaining accrued interest and principal is due. The note payable is secured by the Hotel’s operating properties, and repayment is guaranteed by the Parent.

Future maturities of the note payable are as follows:

Years Ending December 31,
2016	$536,986
2017	21,674,475

Gross outstanding borrowings	22,211,461
Less: unamortized debt issuance costs	(64,480)

Total	$22,146,981

7

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 6—Related party transactions

Note Payable, Related Party – During 2014 the Hotel had a note payable with the Parent in the amount of approximately $91,000 that was unsecured and non-interest bearing. During the year ended December 31, 2015 this note payable was repaid to the Parent.

Note 7—Commitments and contingencies

Management Agreement – The Hotel has an agreement with an unrelated entity to manage the Hotel operations. The Hotel pays the property manager 5% of gross revenues, as defined in the agreement. Management fees for the year ended December 31, 2015 approximated $483,000 and are included in administrative and general expenses in the accompanying statement of operations.

Franchise Agreement – The franchise agreement with the Franchisor became effective the date of the opening of the hotel on April 1, 2014 (“Effective Date”), and expires 20 years from the Effective Date. The Hotel is required to pay 5.5% of the Hotel’s gross room revenue, as defined in the agreement, as franchise fees and 4% of the Hotel’s gross room revenue as marketing fees to the Franchisor. For the period from the opening day through December 31, 2015 the franchise fee is reduced by 2% to 3.5% and for the period from January 1, 2016 through December 31, 2016 the franchise fee is reduced by 1% to 4.5%. However, should the Hotel default under the terms of the franchise agreement prior to January 1, 2017, the reductions will be forfeited and the Hotel will be required to pay the Franchisor the full franchise fee. The total amount of franchise fee reductions as of December 31, 2015 approximated $256,000. Management does not believe the Hotel will default on the franchise agreement and, as such, has not recorded the additional franchise fees in the financial statements. Franchise and marketing fees for the year ended December 31, 2015 approximated $644,000 and are included in administrative and general expenses in the accompanying statement of operations. The payment of these fees is guaranteed by the Parent.

Reserve Fund – Under the franchise agreement, the Hotel is required to establish a reserve fund for routine capital improvements and renovations to the hotel. However, due to the significant renovations completed in 2014, the Hotel determined that it was not necessary to establish such a fund for the year ended December 31, 2015. The Hotel will establish a reserve fund in the future should the budgeted capital expenditures and routine expenses warrant establishing such a reserve.

Valet Parking Service Agreement – On December 29, 2015, the Hotel entered into an agreement with a third party for the management of the Hotel’s valet parking services. Under the terms of the agreement, the Hotel is to pay the management company 30% of all parking revenues. No fees were paid related to this agreement for the year ended December 31, 2015. This agreement expires on December 29, 2016.

8

SHARES

CONDOR HOSPITALITY TRUST, INC.

Common Stock

PROSPECTUS

                    , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31.	OTHER EXPENSES ON ISSUANCE AND DISTRIBUTION

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee the NASDAQ listing fee and the FINRA filing fee.

SEC registration fee		$7,553
NASDAQ listing fee
FINRA filing fee
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees
Other expenses

Total	$

ITEM 32.	SALES TO SPECIAL PARTIES

On March 16, 2016, we issued and sold 3,000,000 shares of Series D Preferred Stock to SREP III Flight-Investco, L.P. (“SREP”), an affiliate of StepStone Group LP, for an aggregate purchase price of $30 million.

On March 16, 2016, we entered into an agreement with Real Estate Strategies L.P., a Bermuda Partnership (“RES”), pursuant to which all 3,000,000 outstanding shares of Series C Preferred Stock were exchanged for 3,000,000 shares of Series D Preferred Stock. Under the agreement, in lieu of payment of accrued and unpaid dividends in the amount of $4,947,000 on the Series C Preferred Stock, we (a) paid to RES an amount of cash equal to $1,484,000, (b) issued to RES 245,156 shares of Series D Preferred Stock (such that RES, IRSA and their affiliates do not beneficially own in excess of 49% of our voting stock of) and (c) issued to RES a promissory note (the “Note”), bearing interest at 6.25% per annum, in the principal amount of $1,012,000 and convertible into a number of shares of Series D Preferred Stock that would have otherwise been issued on account of the remaining accrued and unpaid dividends but for the foregoing 49% limitation. If Series D Preferred Stock is outstanding, RES at its option may at any time elect to convert the Note, in whole or part, by notice delivered to us, into a number of shares of Series D Preferred Stock, determined by dividing the principal amount of the Note to be converted by $10.00. Any time the Series D Preferred Stock is required by its terms to be converted into our common stock, the Note will be automatically converted into the number of shares of common stock that RES would have received had RES converted the Note into Series D Preferred Stock immediately prior to the conversion of the Series D Preferred Stock. Any such conversion shall be reduced such that RES, together with its affiliates, does not beneficially own more than 49% of our voting stock and shall reduce the principal amount of the Note proportionally.

Upon a successful completion of this offering, the shares of Series D Preferred Stock and the Note will automatically convert into 39,664,474 shares of our common stock.

ITEM 33.	RECENT SALES OF UNREGISTERED SECURITIES

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act of 1933.

The information set forth in Item 32 above is hereby incorporated herein by reference.

Pursuant to agreements dated July 14, 2015, in connection with the purchase of three hotels, as partial consideration for the purchase price of the hotels, Supertel Limited Partnership issued, to each of the sellers, limited partnership units with a value of $150,000. On October 1, 2015, 727,273 limited partnership units were issued to PHG San Antonio, LLC. On October 2, 2015, 785,803 limited partnership units were issued to PHG College Park, LLC and 785,803 limited partnership units were issued to PHG Jax Flagler, LLC.

On March 2, 2015, we granted J. William Blackham an equity award of 5,263,152 long-term incentive plan units (“LTIP Units”), representing profit interests in Supertel Limited Partnership. The LTIP Units are earned in one-third increments upon our common stock achieving price per share milestones of $3.50, $4.50 and $5.50 respectively. Earned LTIP Units vest in March 2018, or earlier upon our change in control, and can be redeemed at the rate of one share of common stock for each eight earned LTIP Units for up to 657,894 shares.

We also granted Mr. Blackham a warrant (“Warrant”) to purchase 657,894 shares of our common stock at (a) $1.52 per share (the adjusted closing bid price of the common stock on Nasdaq on March 2, 2015) if he purchases at least one-third but not more than one-half of the shares on or prior to March 17, 2015, and (b) $1.92 per share for shares purchased after March 17, 2015. The Warrant has a three-year term but will terminate earlier on March 17, 2015 if he does not exercise the Warrant for at least one-third of the shares on or by that date. On March 11, 2015, Mr. Blackham exercised the Warrant to purchase 227,894 shares of our common stock at the price of $1.52 per share. The Warrant remains exercisable for 430,000 shares of our common stock at an exercise price of $1.92 per share.

The LTIP Units and Warrant were granted to Mr. Blackham as an inducement material to Mr. Blackham’s acceptance of employment with the company.

On July 15, 2013, we issued 3,125 shares of our common stock and, in addition, stock options to acquire 3,125 shares of our common stock to Jeffrey W. Dougan as an inducement award for employment with the company.

The securities described above were issued by us and Supertel Limited Partnership in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions by an issuer not involving a public offering. All of the foregoing securities were deemed restricted securities for the purposes of the Securities Act.

On January 9, 2014, we entered into a loan agreement with RES whereby we could borrow up to $2,000,000 from time to time in revolving loans, subject to the conditions therein. On June 6, 2014, RES applied the amount owed to it under the loan to purchase 1,250,000 shares of our common stock issued in a subscription rights offering by the company registered under the Securities Act of 1933, as amended.

ITEM 34.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any predecessor of our company.

We have entered into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 35.	TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED

None.

ITEM 36.	FINANCIAL STATEMENTS AND EXHIBITS

(A) Financial Statements. See page F-1 for an Index to Financial Statements and the related notes thereto included in this registration statement.

(B) Exhibits. The attached Exhibit Index is incorporated herein by reference.

ITEM 37.	UNDERTAKINGS

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on the 11th of August, 2016.

CONDOR HOSPITALITY TRUST, INC.

By:	/s/ J. William Blackham
J. William Blackham
Chief Executive Officer and President

POWERS OF ATTORNEY

KNOW BY ALL MEN THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints J. William Blackham and Jonathan J. Gantt, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 11th day of August, 2016.

Signature	Title

/s/ J. William Blackham	Chief Executive Officer, President and Director
J. William Blackham	(Principal Executive Officer)

/s/ Jonathan J. Gantt	Senior Vice President and Chief Financial Officer
Jonathan J. Gantt	(Principal Financial Officer)

/s/ Arinn A. Cavey	Chief Accounting Officer
Arinn A Cavey	(Principal Accounting Officer)

/s/ Daphne J. Dufresne	Director
Daphne J. Dufresne

/s/ Daniel R. Elsztain	Director
Daniel R. Elsztain

/s/ James H. Friend	Director
James H. Friend

/s/ Jeffrey Giller	Director
Jeffrey Giller

/s/ Donald J. Landry	Director
Donald J. Landry

/s/ Mark D. Linehan	Director
Mark D. Linehan

/s/ J. Brendan MacDonald	Director
J. Brendan MacDonald

/s/ John M. Sabin	Director
John M. Sabin

INDEX OF EXHIBITS

Exhibit No.	Description

1.1**	Form of Underwriting Agreement.

3.1	Amended and Restated Articles of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 21, 2016).

3.2	Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated November 19, 2014.

3.3	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement (File No. 333-129736)).

5.1**	Opinion of McGrath North Mullin & Kratz, PC LLO.

8.1**	Opinion of McGrath North Mullin & Kratz, PC LLO with respect to tax matters.

10.1	Third Amended and Restated Agreement of Limited Partnership of Supertel Limited Partnership, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2010).

10.2	Second Amendment to Third Amended and Restated Agreement of Limited Partnership of Supertel Limited Partnership dated March 2, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 2, 2015).

10.3	First Amended and Restated Master Lease Agreement dated as of November 26, 2002 between Supertel Limited Partnership, E&P Financing Limited Partnership, TRS Leasing, Inc. and Solomons Beacon Inn Limited Partnership (incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2012).

10.4	Hotel Management Agreement dated June 29, 2016 by and between TRS Leasing, Inc., TRS Subsidiary, LLC and Kinseth Hotel Corporation (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated
June 29, 2016).

10.5	Hotel Management Agreement dated June 29, 2016 by and between TRS Leasing, Inc., TRS Subsidiary, LLC and Strand Development Company, LLC (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 29, 2016).

10.6	Hotel Management Agreement dated June 29, 2016 by and between TRS Leasing, Inc., TRS Subsidiary, LLC, SPPR TRS Subsidiary, LLC, BMI Alexandria TRS Subsidiary, LLC and Hospitality Management Advisors, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated
June 29, 2016).

10.7	Hotel Management Agreement dated June 29, 2016 by and between SPPR-Dowell TRS Subsidiary, LLC and Cherry Cove Hospitality Management, LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 29, 2016).

10.8	Hotel Management Agreement dated October 1, 2015 between TRS San Spring, LLC and Peachtree Hospitality Management, LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated October 1, 2015).

Exhibit No.	Description

10.9	Hotel Management Agreement dated October 1, 2015 between TRS Atl Indy, LLC and Peachtree Hospitality Management, LLC (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated October 1, 2015).

10.10	Hotel Management Agreement dated October 1, 2015 between TRS Jax Court, LLC and Peachtree Hospitality Management, LLC (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated October 1, 2015).

10.11	Hotel Management Agreement dated June 29, 2016 by and between TRS Leasing, Inc., TRS Subsidiary, LLC and K Partners Hospitality LP (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 29, 2016).

10.12	Amended and Restated Loan Agreement dated December 3, 2008 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2013).

10.13	First Amendment to Amended and Restated Loan Agreement dated February 4, 2009 between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended March 31, 2009).

10.14	Second Amendment to Amended and Restated Loan Agreement dated March 29, 2010 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended March 31, 2010).

10.15	Third Amendment to Amended and Restated Loan Agreement dated March 15, 2011 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended March 31, 2011).

10.16	Fourth Amendment to Amended and Restated Loan Agreement dated December 9, 2011 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated December 9, 2011).

10.17	Fifth Amendment to Amended and Restated Loan Agreement dated February 21, 2012 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated February 21, 2012).

10.18	Sixth Amendment to Amended and Restated Loan Agreement dated effective as of December 31, 2012 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 17, 2013).

10.19	Seventh Amendment to Amended and Restated Loan Agreement dated March 26, 2013 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 26, 2013).

10.20	Eighth Amendment to Amended and Restated Loan Agreement dated July 31, 2013 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2013).

Exhibit No.	Description

10.21	Ninth Amendment to Amended and Restated Loan Agreement dated June 30, 2014 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 30, 2014).

10.22	Tenth Amendment and Written Consent to Amended and Restated Loan Agreement dated August 1, 2014 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated August 1, 2014).

10.23	Eleventh Amendment to Amended and Restated Loan Agreement dated August 1, 2014 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated August 1, 2014).

10.24	Twelfth Amendment to Amended and Restated Loan Agreement dated November 20, 2014 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated November 20, 2014).

10.25	Thirteenth Amendment to Amended and Restated Loan Agreement dated June 5, 2015 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 5, 2015).

10.26	Promissory Note, Loan Agreement and form of Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated January 5, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2012).

10.27	Amendment No. 1 to the Promissory Note dated January 5, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2013).

10.28	Global Amendment and Consent dated March 16, 2009 between Supertel Limited Partnership, SPPR-South Bend, LLC and General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended March 31, 2009).

10.29	Unconditional Guaranties of Payment and Performance dated March 16, 2009, by the Company and Supertel Hospitality REIT Trust to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended March 31, 2009).

10.30	Loan Modification Agreements dated as of September 30, 2009 by and between General Electric Capital Corporation, the Company, Supertel Limited Partnership, Supertel Hospitality REIT Trust and SPPR-South Bend, LLC, (incorporated herein by reference to Exhibits 10.1 and 10.2 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2009).

10.31	Covenant Waiver dated as of November 9, 2009 by General Electric Capital Corporation to the Company, Supertel Limited Partnership, Supertel Hospitality REIT Trust and SPPR-South Bend, LLC, (incorporated herein by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2009).

Exhibit No.	Description

10.32	Loan Modification Agreement dated as of March 25, 2010 by and between General Electric Capital Corporation, Supertel Limited Partnership, SPPR-South Bend, LLC, Supertel Hospitality REIT Trust and the Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended
March 31, 2010).

10.33	Loan Modification Agreement dated as of March 29, 2012 by and between Supertel Limited Partnership, SPPR-South Bend, LLC, the Company and Supertel Hospitality REIT Trust and GE Capital Commercial of Utah, LLC and GE Franchise Finance Commercial LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 29, 2012).

10.34	Loan Waiver and Collateral Agreement dated as of November 14, 2012 by and between Supertel Limited Partnership, SPPR-South Bend, LLC, the Company and Supertel Hospitality REIT Trust and GE Capital Commercial of Utah, LLC and GE Franchise Finance Commercial LLC (incorporated herein by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2012).

10.35	Loan Modification Agreement dated as of August 13, 2013 by and between Supertel Limited Partnership, SPPR-South Bend, LLC, the Company and Supertel Hospitality REIT Trust and GE Franchise Finance Commercial LLC (incorporated herein by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended June 30, 2013).

10.36	Loan Modification Agreement dated as of November 13, 2013 by and between Supertel Limited Partnership, SPPR-South Bend, LLC, the Company and Supertel Hospitality REIT Trust and GE Franchise Finance Commercial LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2013).

10.37	Loan Modification Agreement dated as of March 14, 2014 by and between Supertel Limited Partnership, SPPR-South Bend, LLC, the Company and Supertel Hospitality REIT Trust and GE Franchise Finance Commercial LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended June 30, 2014).

10.38	Loan Modification Agreement dated as of October 13, 2014 by and between Supertel Limited Partnership, SPPR-South Bend, LLC, the Company and Supertel Hospitality REIT Trust and GE Franchise Finance Commercial LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2014).

10.39	Loan Modification Agreement dated as of December 30, 2014 by and between Supertel Limited Partnership, SPPR-South Bend, LLC, the Company and Supertel Hospitality REIT Trust and GE Franchise Finance Commercial LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated
December 23, 2014).

10.40	Loan Modification Agreement dated as of February 17, 2015 by and between Supertel Limited Partnership, SPPR-South Bend, LLC, the Company and Supertel Hospitality REIT Trust and GE Franchise Finance Commercial LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated February 17, 2015).

Exhibit No.	Description

10.41	Loan Agreement, dated as of November 2, 2012, between Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and Morgan Stanley Mortgage Capital Holdings LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated November 2, 2012).

10.42	First Amendment to Loan Agreement, dated as of January 3, 2013, between Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and Morgan Stanley Mortgage Capital Holdings LLC (incorporated herein by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2012).

10.43	Second Amendment to Loan Agreement, dated as of April 15, 2016, between Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and U.S. Bank National Association, as Trustee for Morgan Stanley Bank of America Merrill Lynch Trust 2013 - C7, Commercial Mortgage Pass-Through Certificates, Series 2013 – C7 (incorporated herein by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended June 30, 2016).

10.44	Guaranty of Recourse Obligations of Borrower, dated as of November 2, 2012, by the Company in favor of Morgan Stanley Mortgage Capital Holdings LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated November 2, 2012).

10.45	Cash Management Agreement, dated as of November 2, 2012, among Morgan Stanley Mortgage Capital Holdings LLC, Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC, Hospitality Management Advisors, Inc., Kinseth Hotel Corporation and Strandco, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated November 2, 2012).

10.46	First Amendment to Cash Management Agreement, dated as of November 5, 2012, among Morgan Stanley Mortgage Capital Holdings LLC, Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC, Hospitality Management Advisors, Inc., Kinseth Hotel Corporation and Strandco, Inc. (incorporated herein by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2012).

10.47	Loan Agreement dated October 2, 2015 between GE Capital Franchise Finance Corporation and CDOR Atl Indy, LLC and TRS Atl Indy, LLC (incorporated herein by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.48	Loan Agreement dated October 2, 2015 between GE Capital Franchise Finance Corporation and CDOR Jax Court, LLC and TRS Jax Court, LLC (incorporated herein by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.49	Term Loan Note dated October 2, 2015 by CDOR Atl Indy, LLC and TRS Atl Indy, LLC to the order of GE Capital Franchise Finance Corporation (incorporated herein by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.50	Term Loan Note dated October 2, 2015 by CDOR Jax Court, LLC and TRS Jax Court, LLC to the order of GE Capital Franchise Finance Corporation (incorporated herein by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.51	Guaranty dated October 2, 2015 by the Company for the benefit of GE Capital Franchise Finance Corporation (incorporated herein by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

Exhibit No.	Description

10.52	Guaranty dated October 2, 2015 by the Company for the benefit of GE Capital Franchise Finance Corporation (incorporated herein by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.53	Assignment and Assumption of Deed of Trust and Other Loan Documents and Modification Agreement dated October 1, 2015 by and among PHG San Antonio, LLC, Jatin Desai, Mitul Patel, and Gregory M. Friedman, CDOR San Spring, LLC, TRS San Spring, LLC and the Company, and LMREC 2015-CRE1, Inc. (incorporated herein by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.54	Promissory Note (Springhill Suites) dated April 21, 2014 by PHG San Antonio, LLC to the order of LMREC III Holdings III, Inc. (incorporated herein by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.55	Deed of Trust, Security Agreement and Financing Statement by PHG San Antonio, LLC to Cyrus N. Ansari, Esq. for the benefit of LMREC III Holdings III, Inc. (incorporated herein by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.56	Indemnity and Guarantee Agreement (Springhill Suites) dated October 1, 2015 by the Company in favor of LMREC 2015-CRE 1, Inc. (incorporated herein by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.57	Lockbox and Security Agreement (Springhill Suites) dated October 1, 2015 by CDOR San Spring, LLC and TRS San Spring, LLC in favor of LMREC 2015-CRE 1, Inc. (incorporated herein by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.58	Purchase Agreement, dated November 16, 2011, by and among the Company, Supertel Limited Partnership and Real Estate Strategies L.P. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A (Commission file number 001-34087) dated November 16, 2011).

10.59	Warrants issued to Real Estate Strategies L.P. dated February 1, 2012 and February 15, 2012 (incorporated herein by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2011).

10.60	Investor Rights and Conversion Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

10.61	Registration Rights Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

10.62	Directors Designation Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

10.63	Agreement, dated August 9, 2013, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anonima (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated August 9, 2013).

Exhibit No.	Description

10.64	Agreement, dated July 23, 2015, between Real Estate Strategies L.P., IRSA Inversiones y Representaciones Sociedad Anonima and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 23, 2015).

10.65	Purchase and Sale Agreement dated July 14, 2015 between Supertel Limited Partnership and PHG College Park, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 14, 2015).

10.66	Purchase and Sale Agreement dated July 14, 2015 between Supertel Limited Partnership and PHG Jax Flagler, LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 14, 2015).

10.67	Purchase and Sale Agreement dated July 14, 2015 between Supertel Limited Partnership and PHG San Antonio, LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 14, 2015).

10.68	Stock Purchase Agreement, dated as of March 16, 2016, between SREP III Flight-Investco, L.P. and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 16, 2016).

10.69	Investor Rights Agreement, dated as of March 16, 2016, by and among SREP III Flight-Investco, L.P., StepStone Group Real Estate LP and the Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 16, 2016).

10.70	Agreement, dated as of March 16, 2016, by and among Real Estate Strategies L.P., IRSA Inversiones y Representaciones Sociedad Anónima and the Company (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 16, 2016).

10.71	Convertible Promissory Note dated March 16, 2016 issued to Real Estate Strategies L.P. (“RES”) (incorporated herein by reference to Exhibit 10.7 to Schedule 13D/A (Commission file number 005-47793) filed on March 23, 2016 by RES).

10.72	Limited Liability Company Agreement of Spring Street Hotel Property II LLC dated as of July 26, 2016 (incorporated herein by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 8-K (Commission file number 001-34087) for the quarter ended June 30, 2016).

10.73†	The Company’s 2006 Stock Plan (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2011).

10.74†	Amendment to the Company’s 2006 Stock Plan dated May 28, 2009 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated May 28, 2009).

10.75†	Amendment to the Company’s 2006 Stock Plan dated May 22, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated May 22, 2012).

10.76†	The Company’s 2016 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 15, 2016).

10.77†	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2011).

Exhibit No.	Description

10.78†	Employment Agreement of Kelly Walters, dated February 1, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated February 1, 2012).

10.79†	Employment Agreement of Corrine L. Scarpello, dated February 1, 2012 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated February 1, 2012).

10.80†	Jeffrey W. Dougan Employment Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

10.81†	Jeffrey W. Dougan Restricted Stock Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

10.82†	Jeffrey W. Dougan Stock Option Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

10.83†	Kelly Walters Letter Agreement dated September 10, 2014 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated September 9, 2014).

10.84†	Kelly Walters Letter Agreement dated December 19, 2014 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated December 19, 2014).

10.85†	Corrine L. Scarpello Letter Agreement dated December 22, 2014 (incorporated herein by reference to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated December 22, 2014).

10.86†	Kelly Walters Letter Agreement dated January 29, 2015 (incorporated herein by reference to Exhibit 10.69 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2014).

10.87†	Employment Agreement between J. William Blackham and the Company dated March 2, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 2, 2015).

10.88†	Common Stock Purchase Warrant dated March 2, 2015 between the Company and J. William Blackham (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 2, 2015).

10.89†	Letter dated March 25, 2015 with Corrine L. Scarpello (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 25, 2015).

10.90†	Letter dated July 9, 2015 with Corrine L. Scarpello (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2015).

10.91†	Form of Executive Officer and Director Indemnification Agreement (incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended March 31, 2016.

Exhibit No.	Description

10.92†	Director and Named Executive Officers Compensation is incorporated herein by reference to the sections entitled “Compensation Discussion and Analysis”, “Compensation Committee Report”, “Summary Compensation Table”, “Grants of Plan-Based Awards for Fiscal Year 2015”, “Outstanding Equity Awards at Fiscal Year-End”, and “Director Compensation” in the Company’s Proxy Statement for the Annual Meeting of Stockholders for 2016.

21	Subsidiaries (incorporated herein by reference to Exhibit 21.0 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2015).

23.1**	Consent of McGrath North Mullin & Kratz, PC LLO (to be included in Exhibit 5.1).

23.2**	Consent of McGrath North Mullin & Kratz, PC LLO (to be included in Exhibit 8.1).

23.3*	Consent of KPMG LLP.

23.4*	Consent of Cherry Bekaert LLP.

24.1	Powers of Attorney (included on the signature page of the registration statement).

*	Filed herewith.
**	To be filed by amendment.
†	Compensatory plan or arrangement.